UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

For Immediate Release:	May 22, 2007

Financial Statements for Fiscal 2006 <under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan): Stock Exchanges (Japan): URL: Address:	8411 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section) http://www.mizuho-fg.co.jp/english/ 5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative:	Name: Title:	Terunobu Maeda President & CEO	Ordinary General Meeting of Shareholders (scheduled):	June 26, 2007
			Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):	June 27, 2007
For Inquiry:	Name:	Mamoru Kishida
	Title: Phone:	General Manager, Accounting +81-3-5224-2030	Commencement of Dividend Payment (scheduled):	June 26, 2007
			Trading Accounts :	Established

Amounts less than one million yen and one decimal place are rounded down.

1. Financial Highlights for Fiscal 2006 (for the fiscal year ended March 31, 2007)

(1) Consolidated Results of Operations

	(%: Changes from previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2006	4,099,654	15.2	748,170	(18.7)	620,965	(4.4)
Fiscal 2005	3,557,549	17.1	921,069	40.1	649,903	3.6

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2006	51,474.49	48,803.07	16.7	0.4	18.2
Fiscal 2005	55,157.15	46,234.51	26.3	0.6	25.9

Reference:	Equity in Income from Investments in Affiliates:
Fiscal 2006: ¥9,324 million; Fiscal 2005: ¥9,161 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2006	149,880,031	6,724,408	3.2	336,937.64	12.48*
Fiscal 2005	149,612,794	4,804,993	3.2	274,906.95	11.62

Reference:	Own Capital:	* Preliminary
As of March 31, 2007: ¥4,911,293 million; As of March 31, 2006: ¥ - million

Notes: 1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100
2.	Consolidated Capital Adequacy Ratio (BIS) was based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006), commencing with Fiscal 2006. The ratio for Fiscal 2005 was based on the previous standards.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥million	¥ million	¥ million	¥ million
Fiscal 2006	(3,104,934)	3,221,212	(417,280)	3,089,030
Fiscal 2005	(1,669,128)	(99,262)	(446,671)	3,387,929

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share			Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥	¥ million	%	%
Fiscal 2005	—	4,000	4,000	48,005	7.2	1.9
Fiscal 2006	—	7,000	7,000	83,081	13.5	2.2
Fiscal 2007 (estimate)	—	10,000	10,000	—	15.8	—

Note:	Please refer to p. 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
1H F 2007	2,250,000	20.7	480,000	(9.4)	350,000	(10.7)	30,153.81
Fiscal 2007	4,600,000	12.2	1,050,000	40.3	750,000	20.7	62,894.35

The number of shares of common stock used in calculating the above Net Income per Share of Common Stock does not take into account the eventuality of a decrease in the number of shares of common stock as a result of the repurchase of own shares (common shares) announced today (May 22, 2007).

Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Fiscal Year
(changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2)	Changes in Accounting Methods and Presentation of Consolidated Financial Statements
(a)	Changes due to revisions of accounting standards etc.: Yes
(b)	Changes other than (a) above: No

Please refer to:

“Notes 8, 14, 36, 38, 47, 48 and 49” to consolidated balance sheet
“Note 4” to consolidated statement of changes in net assets
“Note 4” to consolidated statement of cash flows

(3) Outstanding Shares

	Fiscal 2006		Fiscal 2005
	Average Outstanding Shares	Year-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	11,907,221	11,872,195	12,003,995	12,003,995
(Treasury Stock)	299,671	265,040	831,749	396,025
Common Stock (excluding Treasury Stock)	11,607,550	11,607,155	11,172,246	11,607,970
Second Series Class II Preferred Stock	—	—	25,232	—
Third Series Class III Preferred Stock	—	—	41,095	—
Fourth Series Class IV Preferred Stock	38,630	—	150,000	150,000
Sixth Series Class VI Preferred Stock	38,630	—	150,000	150,000
Seventh Series Class VII Preferred Stock	—	—	66,438	—
Eighth Series Class VIII Preferred Stock	—	—	24,369	—
Tenth Series Class X Preferred Stock	—	—	57,534	—
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690

Note:	Listed above is the number of shares, based on which Net Income per share of common stock (consolidated basis) was calculated.

(Reference) Non-consolidated Financial Statements for Fiscal 2006

1. Financial Highlights for Fiscal 2006 (for the fiscal year ended March 31, 2007)

(1) Non-Consolidated Results of Operations

	(%: Changes from previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2006	1,250,099	869.1	1,230,893	965.5	1,218,468	973.9	1,239,710	56.8
Fiscal 2005	128,990	386.9	115,512	686.1	113,452	693.1	790,240	—

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2006	102,168.76	95,550.05
Fiscal 2005	63,040.65	53,235.99

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2006	4,764,036	3,176,404	66.6	183,338.04
Fiscal 2005	4,793,061	2,752,319	57.4	94,861.81

Reference:	Own Capital:
As of March 31, 2007: ¥3,176,404 million; As of March 31, 2006: ¥- million

2. Earnings Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

	(%: Changes from corresponding period of previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2007	610,000	(50.5)	600,000	(51.0)	590,000	(51.6)	630,000	(49.2)	53,080.42
Fiscal 2007	630,000	(49.6)	610,000	(50.4)	590,000	(51.5)	630,000	(49.1)	51,397.39

The number of shares of common stock used in calculating the above Net Income per Share of Common Stock does not take into account the eventuality of a decrease in the number of shares of common stock as a result of the repurchase of own shares (common shares) announced today (May 22, 2007).

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock are as follows:

	Cash Dividends per Share			Total Cash Dividends (Annual)
	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥	¥ million
Fourth Series Class IV Preferred Stock
Fiscal 2005	—	47,600	47,600	7,140
Fiscal 2006	—	—	—	—
Fiscal 2007 (estimate)	—	—	—	—
Sixth Series Class VI Preferred Stock
Fiscal 2005	—	42,000	42,000	6,300
Fiscal 2006	—	—	—	—
Fiscal 2007 (estimate)	—	—	—	—
Eleventh Series Class XI Preferred Stock
Fiscal 2005	—	20,000	20,000	18,874
Fiscal 2006	—	20,000	20,000	18,874
Fiscal 2007 (estimate)	—	20,000	20,000	18,874
Thirteenth Series Class XIII Preferred Stock
Fiscal 2005	—	30,000	30,000	1,100
Fiscal 2006	—	30,000	30,000	1,100
Fiscal 2007 (estimate)	—	30,000	30,000	1,100

Per Share Information (consolidated basis)

	Fiscal 2005	Fiscal 2006
Total Net Assets per Share of Common Stock	¥274,906.95	336,937.64
Net Income per Share of Common Stock	¥55,157.15	51,474.49
Diluted Net Income per Share of Common Stock	¥46,234.51	48,803.07

1. Total Net Assets per Share of Common Stock is based on the following information.

		Fiscal 2005	Fiscal 2006
Total Net Assets	¥ million	—	6,724,408
Deductions from Total Net Assets	¥ million	—	2,813,521
Paid-in Amount of Preferred Stock	¥ million	—	980,430
Cash Dividends on Preferred Stock	¥ million	—	19,975
Minority Interests	¥ million	—	1,813,115
Net Assets (year-end) related to Common Stock	¥ million	—	3,910,887
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	—	11,607

2. Net Income per Share of Common Stock is based on the following information.

		Fiscal 2005	Fiscal 2006
Net Income per Share of Common Stock		¥55,157.15	51,474.49
Net Income	¥ million	649,903	620,965
Amount not attributable to Common Stock	¥ million	33,674	23,472
Board Members’ Bonuses by Appropriation of Retained Earnings	¥ million	36	—
Cash Dividends on Preferred Stock	¥ million	33,415	19,975
Deemed Dividends on Cancellation of Preferred Stock	¥ million	222	3,497
Net Income related to Common Stock	¥ million	616,229	597,492
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,172	11,607

3. Diluted Net Income per Share of Common Stock is based on the following information.

		Fiscal 2005	Fiscal 2006
Diluted Net Income per Share of Common Stock		¥46,234.51	48,803.07
Adjustment to Net Income	¥ million	19,097	18,874
Cash Dividends on Preferred Stock	¥ million	18,874	18,874
Deemed Dividends on Cancellation of Preferred Stock	¥ million	222	—
Increased Number of Shares of Common Stock	Thousands of shares	2,569	1,022
Preferred Stock	Thousands of shares	2,569	1,022
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

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Mizuho Financial Group, Inc.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

1. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business among others.

(Note) DLIBJ Asset Management Co., Ltd. is an affiliate of MHFG.

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Mizuho Financial Group, Inc.

Of the major subsidiaries and affiliates, the following companies are listed on Japanese domestic stock exchanges.

Company Name	Location	Main Business	Ownership Percentage %	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 0.2	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)

Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Shinko Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	27.4 27.4	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

2. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

In order to achieve total and final completion of its “Channel to Discovery” Plan, promoted as a business strategy since fiscal 2005, and to increase corporate value significantly, the Group will further advance its Business Portfolio Strategy in which the three global groups of the Group strive to improve profitability by exploiting their respective characteristics in a manner responsive to customer needs. We will strive also to win the further confidence of domestic and overseas customers by developing a Corporate Management Strategy by careful consideration of customer perspectives and by establishing a solid compliance structure and advanced risk management system.

Business Portfolio Strategy (Please refer to “Management Structure of Mizuho” on page 1-9)

(The Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will continue to reinforce the global strategy it has pursued to date, in order to respond more promptly and wisely to the increasingly advanced and global management and financial issues engaging our customers. More specifically, having acquired its status as a Financial Holding Company (“FHC”) under the U.S. Bank Holding Company Act in December 2006, MHCB intends to strengthen further its operations in the Americas and expand its comprehensive investment banking business by combining banking and securities services. MHCB will also move forward with preparations for establishing banking subsidiaries in China now that it has acquired approval from local authorities (granted in December 2006), while striving to expand further its branch networks in the Americas, Asia, Europe, Middle East and other regions. MHCB will also accelerate efforts for full-scale deployment of forefront asset management services targeting domestic and foreign institutional investors.

Mizuho Securities Co., Ltd. (“MHSC”) will aim to become a market leader in securities and investment banking businesses offering a wide range of integrated financial products and services and intensively pursuing group synergy by actively promoting mutual collaboration within the group. In addition, by virtue of its merger with Shinko Securities Co., Ltd. scheduled for January 2008, subject to approval at the respective general shareholders meetings and clearance from the relevant authorities, MHSC intends quickly to attain the highest capabilities in product development, financial technology and marketing.

1-7

Mizuho Financial Group, Inc.

(The Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) will actively deploy “Personal Squares” (branches placing more priority on individual customers) in order to increase the strength of its products and services, further improve the “Mizuho Mileage Club” membership service, expand channels and develop new products for personal loans, and reinforce its asset management consulting functions to meet a wide range of personal asset management needs. In the small and medium-sized enterprise market, MHBK aims to offer the most suitable solutions tailored to ever more diverse and sophisticated customer needs by reinforcing its M&A and business inheritance advisory functions, support for initial public stock offerings and customers’ overseas business operations and so on. In addition to taking these measures, MHBK continuously strives to establish a stable revenue base by decisively streamlining its headquarters organization, transferring personnel to branches, and deepening and strengthening its customer relationships even further.

(The Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) plans to embark on various new types of trust businesses as it develops new products and reinforces its consulting strengths within a climate strongly influenced by the easing of regulatory controls, the revision of the Trust Business Law and so on. MHTB plans to expand its market share by employing a trust agency system and further strengthening business collaborations with group companies, and thereby becoming the trust bank most relied upon by its customers.

Mizuho Private Wealth Management Co., Ltd., as a fully-fledged private banking services company, aims to establish long-term relationships with customers by providing optimal, high-quality comprehensive and integrative products and services tailored to the needs of individual customers.

In addition, Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd. will merge in July 2007, subject to clearance from the relevant authorities and other procedures, to form a new company called Mizuho Asset Management Co., Ltd. This new company will strive to meet a wide range of customer needs as a central player in the asset management business of the Group, together with DLIBJ Asset Management Co., Ltd.

Corporate Management Strategy

In order to establish solid internal control systems, the Group will promote strengthening its compliance systems by establishing a business structure that will enable the Group to identify issues of concern at an early stage, adopt the amended regulations for international standard regarding the soundness of banks, or “Basel II”, and further strengthen disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act.

In promoting corporate social responsibility (CSR), the Group will particularly emphasize and focus on five different themes--involvement in environmental awareness, supporting financial education, enhancement of corporate governance, implementation of highly-responsive communications and promotion of group-wide approach to CSR--all of which are significant themes in order for the Group to coexist and develop with the community. In supporting financial education, we will make appropriate and extensive contributions towards helping primary, secondary, and high school students.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams” (an ideal implicit in the Group’s unified brand slogan, “Channel to Discovery”), the Group will work to further improve our corporate value by faithfully implementing the Business Portfolio Strategy and Corporate Management Strategy, so as to enhance our competitiveness and profitability, and to fulfill our social responsibilities and public duties.

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Mizuho Financial Group, Inc.

Management Structure of Mizuho

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
3 asset management companies
Shinko Securities Co., Ltd.

Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. signed a merger agreement in March 2007 with the expected merger date (effective date) in January 2008. The merger will be subject to approval at the respective general shareholders meetings and clearance from the relevant authorities.

Two of the asset management companies, Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd., signed a merger agreement in March 2007 with the expected merger date (effective date) in July 2007. The merger will be subject to clearance from the relevant authorities and other procedures.

(as of March 31, 2007)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates:

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

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Mizuho Financial Group, Inc.

3. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(1) Results of Operations

(a) Financial and Economic Environment

Looking back over the global economic climate during the fiscal year ended March 31, 2007, the overall trend in the worldwide economy, including the U.S., Europe and Asia, was improving steadily as a whole. The Japanese economy showed sustained growth, supported by robust exports and continuous strength in capital expenditures against a backdrop of steady improvement in corporate performance. Consumer prices remained positive with a rise in domestic corporate goods prices due to stronger global commodity markets. To that end, the Bank of Japan, meanwhile, decided to follow-up on its ending of zero interest rates in July 2006 by raising the operating target of money market operations (the uncollateralized overnight call rate) by another 0.25% to around 0.5%, in February 2007.

As for the Japanese financial and capital markets, stock prices held firm backed by robust corporate performance. In spite of a temporary rise in long-term interest rates early in the fiscal year in the wake of the lifting of the quantitative easing policy, rates remained on a downward trend during the latter half of the period in response to the declining trend in U.S. interest rates, etc.

Financial institutions continue to develop individual strategies utilizing their respective strengths to the full. In response to the changing economic environment, the Group’s ability to secure a competitive edge over our rivals and to consolidate profitability even further are likely to become ever more important.

(b) Outline of Results of Operations (Please refer to page 3-1 in “Selected Financial Information”)

The Group has deployed various measures based on our group business strategy, “Channel to Discovery” Plan, and has further boosted the Group’s comprehensive profitability centered on income from Customer Groups. In July of last year we fully repaid the public funds provided to us, and in November we listed on the New York Stock Exchange (“NYSE”). We are placing an emphasis on ensuring a firm management base for further growth of the Group , including by strengthening the internal controls relating to our financial reporting.

Consolidated Gross Profits: Consolidated Gross Profits for fiscal 2006 were ¥2,117.3 billion, increasing by ¥114.9 billion from the previous fiscal year.

Net Interest Income was ¥1,090.2 billion, increasing by ¥27.6 billion from the previous fiscal year, partly due to increased interest income from the Customer Groups. While Net Fee and Commission Income was ¥551.1 billion, decreasing by ¥4.8 billion from the previous fiscal year, fee and commission income from the Customer Groups of the group banking subsidiaries and a trust banking subsidiary showed a steady increase. Net Trading Income and Net Other Operating Income increased by ¥56.6 billion and ¥47.4 billion, respectively, from the previous fiscal year. Market-related income increased, helped by the disposition of Unrealized Losses on our bonds portfolio of ¥138.5 billion and others in the previous fiscal year. However, the group securities company subsidiaries showed a decline in equity-related income.

General and Administrative Expenses: General and Administrative Expenses for fiscal 2006 amounted to ¥1,091.6 billion, decreasing by ¥3.6 billion from the previous fiscal year. This resulted from the outlay on “Strategic Expenses” aimed at increasing top-line profits being more than offset by reductions in base expenses, especially IT-related expenses, as well as in Expenses related to Employee Retirement Benefits and other factors.

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Mizuho Financial Group, Inc.

Credit-related Costs: Credit-related Costs for fiscal 2006 amounted to ¥40.1 billion, increasing by ¥93.4 billion from the previous fiscal year, mainly due to the worsening business performance of certain client non-bank financial companies.

Net Gains /Losses related to Stocks and Equity in Income from Investments in Affiliates and Other: Net Gains/Losses related to Stocks amounted to a loss of ¥109.5 billion in spite of market-related gains and gains on alternative investments (stock-related) which were made as part of an attempt at diversification of profit sources of market-related income, and others. This was because of the losses on devaluation of stocks of certain client non-bank financial companies as a result of their worsening business performance, and others. Equity in Income from Investments in Affiliates amounted to ¥9.3 billion.

We recorded a loss of ¥34.7 billion, down ¥107.3 billion from the previous fiscal year, partly due to the review of the bond portfolio and recognition of losses in the previous fiscal year.

Ordinary Profits: After reflecting the above, Ordinary Profits was ¥748.1 billion, decreasing by ¥172.8 billion from the previous fiscal year.

Extraordinary Gains and Losses: Net Extraordinary Gains (Losses) amounted to a gain of ¥226.7 billion, increasing by ¥167.6 billion from the previous fiscal year, as a result of partial cancellation of an employee retirement benefit trust, which was established for the payment of employees’ severance pay and retirement pensions, and others.

Taxes and Minority Interests in Net Income: Income Taxes - Current amounted to ¥43.2 billion, and Income Taxes - Deferred amounted to ¥223.6 billion.

Minority Interests in Net Income amounted to ¥86.9 billion.

Net Income: After reflecting the above, Net Income amounted to ¥620.9 billion, decreasing by ¥28.9 billion from the previous fiscal year.

(c) Segment Information

Segment information by type of business for MHFG and its consolidated subsidiaries is shown categorized under banking business (banking and trust banking business), securities business and other. The proportion of these activities accounting for Ordinary Profits before excluding inter-segment Ordinary Profits was 79.1 % for banking business, 15.8 % for securities business and 4.9 % for other.

Segment information by geographic area is categorized under Japan, the Americas, Europe and Asia/Oceania. Ordinary Income from overseas entities of ¥1,276.8 billion accounts for 31.1 % of Consolidated Ordinary Income of ¥4,099.6 billion.

(d) Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

Earnings Estimates: As for earnings estimates for fiscal 2007, we estimate Ordinary Income of ¥4,600.0 billion, Ordinary Profits of ¥1,050.0 billion and Net Income of ¥750.0 billion on a consolidated basis.

Dividend Forecast: MHFG has proposed a year-end cash dividend payment of ¥7,000 per share of common stock for fiscal 2006. MHFG has also proposed making dividend payments on preferred stocks as prescribed.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” legend on page 1-4.

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Mizuho Financial Group, Inc.

(2) Financial Conditions

(a) Assets and Liabilities

Consolidated total assets as of March 31, 2007 amounted to ¥149,880.0 billion, increasing by ¥267.2 billion from the end of the previous fiscal year.

Securities were ¥36,049.9 billion, decreasing by ¥1,652.9 billion from the end of the previous fiscal year. This reflected mainly a decrease in Japanese government bonds.

The balance of Loans and Bills Discounted amounted to ¥65,964.3 billion, increasing by ¥555.6 billion from the end of the previous fiscal year.

Consolidated balance of Disclosed Claims under the Financial Reconstruction Law amounted to ¥1,263.9 billion, increasing by ¥176.3 billion from the end of the previous fiscal year.

Net Deferred Tax Assets (the amount after netting out Deferred Tax Assets and Deferred Tax Liabilities) were ¥170.8 billion, decreasing by ¥124.9 billion from the end of the previous fiscal year as a result of recording taxable income and others, with the continued conservative assessment of asset recoverability.

Deposits amounted to ¥74,803.0 billion, increasing by ¥1,795.0 billion from the end of the previous fiscal year, mainly due to increases in deposits at overseas branches and others.

(b) Cash Flows

Net Cash Used in Operating Activities was ¥3,104.9 billion mainly due to increased market-related activity. Net Cash Provided by Investing Activities was ¥3,221.2 billion mainly due to sales and redemption of securities, and Net Cash Used in Financing Activities was ¥417.2 billion mainly due to repurchase of treasury stock.

As a result, Cash and Cash Equivalents as of March 31, 2007 was ¥3,089.0 billion.

(c) Consolidated Capital Adequacy Ratio (Preliminary)

From the end of this fiscal year, the Consolidated Capital Adequacy Ratio (BIS Capital Ratio) is calculated according to regulations promulgated pursuant to “Basel II.” Risk-based Capital amounted to ¥8,841.3 billion. This is due to the fact that while a Net Income amount was recognized, we repurchased and cancelled public funds of preferred shares amounting to ¥603.5 billion (¥600.0 billion on an issued-price basis) and there were other factors. Risk-weighted Assets amounted to ¥70,795.4 billion due to the increase in assets and further efforts to expand profits after entering into the new phase in our management strategy.

As a result, the Consolidated Capital Adequacy Ratio (Basel II BIS Capital Ratio) was 12.48%.

	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007
Basel I	9.53%	11.35%	11.91%	11.62%	11.58%
Basel II	—	—	—	—	12.48%

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Mizuho Financial Group, Inc.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2006 and Forecast Dividend Payment for Fiscal 2007

MHFG has continued to accumulate its Net Income steadily and completed the repayment of all public funds in fiscal 2006. We will place our management emphasis on ROE from the perspective of effective utilization of our capital and consider returning profits to the shareholders while maintaining and strengthening the capital base.

Based on this policy, in view of our consolidated financial results, the level of Retained Earnings and other factors, we proposed increasing the year-end cash dividend per share of common stock for fiscal 2006 by ¥3,000 from the previous fiscal year to ¥7,000. We also proposed making dividend payments on preferred stock as prescribed (i.e. a cash dividend of ¥20,000 per share for the Eleventh Series Class XI Preferred Stock and a cash dividend of ¥30,000 per share for the Thirteenth Series Class XIII Preferred Stock).

As for the dividend forecast for fiscal 2007, we estimate a dividend payment ¥10,000 per share of common stock, considering the aforementioned earnings estimates for fiscal 2007 and other factors.

Based on market conditions, our earnings trend and other factors, we will set up a limit for repurchasing our common shares and start repurchasing those shares for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008. We plan to cancel all the common shares repurchased.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” legend on page 1-4.

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Mizuho Financial Group, Inc.

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 133

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Investment Management (UK) Ltd. and six other companies were newly consolidated upon their establishment and so on.

During the period, Finance & Servicing Corporation and three other companies were excluded from the scope of consolidation as a result of dissolution.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of affiliates under the equity method: 19

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

Japan Mortgage Co., Ltd.

Since MHFG adopted the “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 20, September 8, 2006), Japan Industrial Fund I and two other companies were newly included in the scope of the equity method.

During the period, Basic Capital Management, Limited and two other companies were excluded from the scope of the equity method to become MHFG’s subsidiaries as a result of an increase in the equity position due to additional stock repurchases and other factors.

b)	Non-consolidated subsidiaries and affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position) and Retained Earnings (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

September 30	2 companies
October 31	1 company
December 31	45 companies
March 31	63 companies
The day before the last business day of June	22 companies

b)	Consolidated subsidiaries with balance sheet dates of September 30, October 31 and the day before the last business day of June were consolidated based on their tentative financial statements as of and for the period ended December 31. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries, including the portion attributable to minority shareholders, are valued at fair value as of the respective date of acquisition.

5. Amortization of Goodwill

As a rule, goodwill is amortized over a period up to 20 years under the straight-line method. If the amount has no material impact on MHFG’s consolidated financial statements, the entire amount is amortized in the period of occurrence.

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Mizuho Financial Group, Inc.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

Millions of yen
Assets
Cash and Due from Banks	¥3,993,362
Call Loans and Bills Purchased	302,336
Receivables under Resale Agreements	9,430,397
Guarantee Deposits Paid under Securities Borrowing Transactions	8,624,211
Other Debt Purchased	3,351,499
Trading Assets	10,414,573
Money Held in Trust	49,558
Securities	36,049,983
Loans and Bills Discounted	65,964,301
Foreign Exchange Assets	894,797
Other Assets	5,739,458
Tangible Fixed Assets	796,746
Buildings	265,439
Land	398,988
Construction in Progress	3,010
Other Tangible Fixed Assets	129,308
Intangible Fixed Assets	255,695
Software	203,031
Other Intangible Fixed Assets	52,664
Deferred Debenture Charges	22
Deferred Tax Assets	389,024
Customers’ Liabilities for Acceptances and Guarantees	4,480,551
Reserves for Possible Losses on Loans	(856,314)
Reserve for Possible Losses on Investments	(174)

Total Assets	¥149,880,031

Liabilities
Deposits	¥74,803,064
Negotiable Certificates of Deposit	8,805,239
Debentures	4,723,806
Call Money and Bills Sold	6,924,136
Payables under Repurchase Agreements	12,821,752
Guarantee Deposits Received under Securities Lending Transactions	5,946,781
Commercial Paper	30,000
Trading Liabilities	8,297,301
Borrowed Money	4,563,438
Foreign Exchange Liabilities	339,817
Short-term Bonds	849,870
Bonds and Notes	3,237,525
Due to Trust Accounts	1,135,358
Other Liabilities	5,770,656
Reserve for Bonus Payments	40,972
Reserve for Employee Retirement Benefits	37,641
Reserve for Director and Corporate Auditor Retirement Benefits	6,484
Reserve for Contingencies	13,046
Reserves under Special Laws	2,680
Deferred Tax Liabilities	218,224
Deferred Tax Liabilities for Revaluation Reserve for Land	107,272
Acceptances and Guarantees	4,480,551

Total Liabilities	143,155,622

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,110
Retained Earnings	1,440,310
Treasury Stock	(32,330)

Total Shareholders’ Equity	3,360,055

Net Unrealized Gains on Other Securities, net of Taxes	1,550,628
Net Deferred Hedge Losses, net of Taxes	(111,042)
Revaluation Reserve for Land, net of Taxes	150,616
Foreign Currency Translation Adjustments	(38,964)

Total Valuation and Translation Adjustments	1,551,237

Minority Interests	1,813,115

Total Net Assets	6,724,408

Total Liabilities and Net Assets	¥149,880,031

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Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

3.	Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method. The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

4.	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in Note 3.

5.	Derivative transactions (other than transactions for trading purposes) are valued at fair value.

6.	Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method, and the applicable share of estimated annual depreciation costs for the period is recorded based on the following range of useful lives.

Buildings:        3 years to 50 years

Equipment:      2 years to 20 years

7.	Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

8.	Deferred assets are treated as follows:

(1)	Bond issuance costs are expensed as incurred.

(2)	Until the previous fiscal year, debenture issuance costs were capitalized and amortized over a certain period not exceeding the maximum period stipulated by the former Enforcement Regulations of the Commercial Code of Japan. However, in accordance with the application of the “Tentative Solution on Accounting for Deferred Assets” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 19, August 11, 2006) effective from the fiscal year ending upon or after the public announcement of such, MHFG adopted the new accounting standard commencing with this fiscal year. The effect of the change mentioned above on the consolidated balance sheet is immaterial. Debenture issuance costs booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method within a certain period by applying the previous accounting method based on the tentative measure stipulated in the ASBJ report.

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Mizuho Financial Group, Inc.

(3)	Until the previous fiscal year, bond discounts and debenture discounts were capitalized and amortized under the straight-line method over the term of the bonds and debentures. However, in accordance with the partial revision of “Accounting Standards for Financial Instruments” (the Business Accounting Deliberation Council, January 22, 1999) as of August 11, 2006 (ASBJ Statement No. 10) and the application effective from the fiscal year ending upon or after the public announcement of such, MHFG adopted the revised accounting standard commencing with this fiscal year, and bonds and debentures were stated at amortized cost (straight-line method). The effect of this application on the consolidated balance sheet is immaterial. Bond discounts and debenture discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond and debenture by applying the previous accounting method and the unamortized balance is directly deducted from bonds and debentures, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

9.	Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

10.	Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 29 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥536,916 million.

The claims above include corporate bonds which are guaranteed by domestic consolidated banking subsidiaries and are issued by private placement (Article 2 Paragraph 3 of the Securities and Exchange Law) and others in securities.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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11.	Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

12.	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

13.	Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

14.	Until the previous fiscal year, MHFG and certain domestic consolidated subsidiaries recognized director and corporate auditor retirement benefits as expenses at the time of payment. However, in accordance with the public announcement of the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005) and the “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee Report No. 42, April 13, 2007), these benefits are recorded as Reserve for Director and Corporate Auditor Retirement Benefits at the required amount at the end of the fiscal year, based on internally established standards. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests, both decreased by ¥5,788 million, compared with the corresponding amounts under the previously applied method.

15.	Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

16.	Finance leases of MHFG and domestic consolidated subsidiaries that do not involve transfer of ownership to the lessee are accounted for as operating leases.

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Mizuho Financial Group, Inc.

17.	Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.

The portfolio hedge for large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for by the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge for large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes, at the end of the fiscal year were ¥241,602 million and ¥229,553 million, respectively.

18.	Domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary claims and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary claims and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

19.	Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

20.	With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

21.	Reserves under Special Laws are recorded as follows:

    Reserve for Contingent Liabilities from Futures Transactions:            ¥104 million

        This reserve is maintained pursuant to Article 81 of the Financial Futures Transaction Law.

    Reserve for Contingent Liabilities from Securities Transactions:        ¥2,575 million

        This reserve is maintained pursuant to Article 51 of the Securities and Exchange Law.

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22.	Monetary claims to directors and corporate auditors of MHFG concerning transactions between the relevant parties amounted to ¥29 million (non-consolidated basis).

23.	Investments in subsidiaries and affiliates amounted to ¥93,336 million (excluding consolidated subsidiaries).

24.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥705,047 million.

25.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥42,659 million.

26.	In addition to Fixed Assets booked on the consolidated balance sheet, certain computers are used on the basis of finance lease contracts that do not involve transfer of ownership to the lessee.

27.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥30,838 million and Non-Accrual Delinquent Loans of ¥633,107 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96 Paragraph 1 No. 3, subsections 1 to 5 or No. 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

28.	Balance of Loans Past Due for Three Months or More: ¥10,458 million

Loans Past Due for Three Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

29.	Balance of Restructured Loans: ¥517,986 million

Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

30.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,192,392 million

The amounts given in Notes 27 through 30 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

31.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions, although the banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value amount of these bills amounted to ¥861,428 million.

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Mizuho Financial Group, Inc.

32.	The following assets were pledged as collateral:

Trading Assets:	¥4,260,215 million
Securities:	¥11,394,744 million
Loans and Bills Discounted:	¥5,887,983 million
Other Assets:	¥1,405 million
Tangible Fixed Assets:	¥211 million

The following liabilities were collateralized by the above assets:

Deposits:	¥640,082 million
Call Money and Bills Sold:	¥2,143,279 million
Payables under Repurchase Agreements:	¥5,604,841 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,238,721 million
Borrowed Money:	¥2,985,346 million
Other Liabilities:	¥8,623 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥7,428 million, Trading Assets of ¥306,986 million, Securities of ¥2,973,539 million and Loans and Bills Discounted of ¥360,776 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥120,724 million, collateral pledged for derivatives transactions of ¥489,876 million, margins for futures transactions of ¥25,814 million and other guarantee deposits of ¥3,888 million.

33.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3 Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2 Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥139,972 million.

34.	Borrowed Money includes subordinated borrowed money of ¥745,002 million with a covenant that performance of the obligation is subordinated to that of other obligations.

35.	Bonds and Notes include subordinated bonds of ¥2,117,302 million.

36.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2 Paragraph 3 of the Securities and Exchange Law) amounted to ¥1,583,072 million.

Commencing with this fiscal year, the respective amounts of “Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” relating to the liabilities for guarantees are netted, excluding the amounts guaranteed by the Credit Guarantee Corporations which have already been netted, in accordance with the revision of the appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 38, April 17, 2007) effective from the fiscal year which began on or after April 1, 2006.

As a result, both “Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” decreased by ¥1,537,996 million, compared with corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

37.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, were ¥987,910 million and ¥172,055 million, respectively.

38.	Net Assets per share of common stock: ¥336,937.64

“Guidance for Accounting Standards for Net Earning per Share” (ASBJ Guidance No.4, September 25, 2002) revised on January 31, 2006 took effect as of the fiscal year that ended upon or after the enforcement of the Company Law. Accordingly, MHFG has applied the above guidance starting this fiscal year, and included “Net Deferred Hedge Losses, net of Taxes” for calculation of net assets per share. As a result, Net Assets per share of common stock declined by ¥9,566.77 compared with corresponding amount under the previously applied method.

39.	Figures for fair value and unrealized gains (losses) on securities are as follows. In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. The same inclusion applies through Note 42 inclusive.

Trading Securities:

	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains / Losses Recorded on the Consolidated Statement of Income
Trading Securities	¥8,628,467	¥5,200

Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
	Amount on Consolidated BS	Fair Value	Unrealized Gains / Losses
			Net	Gains	Losses
Japanese Government Bonds	¥969,020	¥967,192	¥(1,828)	¥0	¥1,829
Japanese Local Government Bonds	49,980	49,797	(183)	—	183
Other	318,445	312,394	(6,051)	—	6,051

Total	¥1,337,447	¥1,329,383	¥(8,063)	¥0	¥8,064

Other Securities which have readily determinable fair value:

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains / Losses
			Net	Gains	Losses
Japanese Stocks	¥3,317,061	¥6,010,844	¥2,693,783	¥2,741,841	¥48,058
Japanese Bonds	15,554,634	15,397,175	(157,458)	3,953	161,412
Japanese Government Bonds	14,673,319	14,521,005	(152,314)	2,026	154,340
Japanese Local Government Bonds	85,441	84,787	(654)	499	1,154
Japanese Short-term Bonds	6,906	6,905	(0)	—	0
Japanese Corporate Bonds	788,966	784,477	(4,489)	1,427	5,917
Other	9,417,961	9,322,758	(95,203)	57,536	152,740

Total	¥28,289,657	¥30,730,779	¥2,441,121	¥2,803,332	¥362,210

1-23

Mizuho Financial Group, Inc.

Net Unrealized Gains include ¥3,935 million, which was recognized in the statement of income by applying the fair-value hedge method. As a result, the base amount to be recorded directly to Net Assets was ¥2,437,185 million and ¥1,550,515 million of the amount after the following adjustments were included in Net Unrealized Gains on Other Securities, net of Taxes:

Difference between acquisition cost and fair value:	¥2,437,185 million
Deferred Tax Assets:	341 million
Less: Deferred Tax Liabilities:	(836,509) million
Less: Amount corresponding to Minority Interests:	(56,609) million
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliates under the equity method, which corresponds to the holding share of the Group:	6,107 million

Amount included in Net Unrealized Gains on Other Securities, net of Taxes:	¥1,550,515 million

Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (“devaluation”), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the fiscal year was ¥3,247 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

40.	Other Securities sold during the fiscal year are as follows:

	Millions of yen
	Amount Sold	Gains on Sales	Losses on Sales
Other Securities	¥34,125,456	¥311,223	¥48,873

41.	Major components of securities not stated at fair value and their amount on the consolidated balance sheet are as follows:

Millions of yen
Amount on Consolidated BS
Other Securities:
Beneficial Certificate of Loan Trust and Other	¥2,161,377
Non-publicly Offered Bonds	2,231,551
Unlisted Foreign Securities	1,264,857
Other	475,292

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Mizuho Financial Group, Inc.

42.	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

	Millions of yen
	Within 1 year	1-5 years	5-10 years	Over 10 years
Japanese Bonds	¥6,648,544	¥7,704,173	¥2,501,038	¥1,801,778
Japanese Government Bonds	6,244,060	5,782,659	2,050,467	1,412,838
Japanese Local Government Bonds	4,078	89,878	36,960	8,290
Japanese Short-term Bonds	6,905	—	—	—
Japanese Corporate Bonds	393,499	1,831,635	413,610	380,649
Other	1,180,743	4,208,060	2,911,237	3,838,161

Total	¥7,829,288	¥11,912,234	¥5,412,275	¥5,639,940

43.	Details of Money Held in Trust are as follows:

	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains / Losses Recorded on the Consolidated Statement of Income
Investment Purposes	¥48,872	¥12

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains / Losses
			Net	Gains	Losses
Other	¥686	¥686	¥—	¥—	¥—

There is no money held in trust held to maturity.

44.	Unsecured securities loaned that allow borrowers to sell amounted to ¥5,093 million and were included in trading securities under Trading Assets.

A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to sell or repledge. Among them, the total of securities repledged was ¥8,769,615 million, securities re-loaned was ¥262 million and securities neither repledged nor re-loaned was ¥5,528,908 million, respectively.

45.	Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥53,899,937 million. Of this amount, ¥44,504,074 million relates to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries obtain, moreover, real estate, securities or others as collateral at the time the contract is entered into, if needed, and periodically monitor customers’ business conditions, based on and in accordance with internally established standards, and take measures to control credit risks such as amendments to contracts, if needed.

1-25

Mizuho Financial Group, Inc.

46.	Projected pension benefit obligations etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,176,329)
Plan Assets (fair value)	1,592,882

Unfunded Retirement Benefit Obligations	416,552
Unrecognized Actuarial Differences	36,822

Net Amounts on Consolidated Balance Sheet	¥453,374
Prepaid Pension Cost	491,016
Reserve for Employee Retirement Benefits	(37,641)

47.	The appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006), following the application of “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) effective from the fiscal year ending on or after the enforcement date of the Company Law. In accordance with the application of the revised “Banking Law Enforcement Regulations” commencing with the fiscal year beginning on or after April 1, 2006, presentation of account items has been changed as follows:

(1)	Former “Shareholders’ Equity” is presented as “Net Assets” and classified into “Shareholders’ Equity,” “Valuation and Translation Adjustments” and “Minority Interests.”

The amount corresponding to former “Shareholders’ Equity” as of the end of this fiscal year was ¥5,022,335 million.

(2)	The net realized and unrealized losses from hedging instruments formerly included in “Other Assets” as deferred hedge losses are presented as “Net Deferred Hedge Losses, net of Taxes” included in Valuation and Translation Adjustments, net of applicable income taxes.

(3)	“Minority Interests” formerly listed after Liabilities is included in Net Assets.

(4)	Former “Premises and Equipment” is classified into “Tangible Fixed Assets,” “Intangible Fixed Assets” and “Other Assets.”

(a)	As a result, building, land and equipment formerly included in “Premises and Equipment” are presented as “Buildings,” “Land” and “Other Tangible Fixed Assets” included in “Tangible Fixed Assets,” and suspense payment for construction formerly included in the said account is presented as “Construction in Progress” included in “Tangible Fixed Assets.”

In addition, premium of “guarantee deposits and premium” formerly included in “Premises and Equipment” is presented in “Other Intangible Fixed Assets” included in “Intangible Fixed Assets,” and guarantee deposits are presented in “Other Assets.”

(b)	Software and other items formerly included in “Other Assets” are presented in “Software” and “Other Intangible Fixed Assets” included in “Intangible Fixed Assets.”

(5)	Amortization of consolidation differences formerly recognized as “Other” under “Other Ordinary Expenses” is included as amortization of intangible fixed assets in “General and Administrative Expenses” under “Ordinary Expenses.”

48.	In response to the “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (ASBJ Report No. 20, September 8, 2006) effective from the fiscal year ending upon or after the public announcement, MHFG adopted the new accounting standard commencing with this fiscal year. This adoption has no effect on the consolidated balance sheet since investment associations deemed subsidiaries in the ASBJ report had already been consolidated.

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Mizuho Financial Group, Inc.

49.	“Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No. 1, February 21, 2002) and “Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, February 21, 2002) were partially revised as of December 27, 2005 and August 11, 2006. Given that the revisions apply to procedures stipulated by the Company Law, MHFG has applied the above standards and guidance commencing with this fiscal year. The effect of this application on the consolidated balance sheet is immaterial.

50.	The Board of Directors of MHFG resolved on April 20, 2007 to redeem preferred securities issued by MHFG’s overseas special purpose subsidiaries, as described below.

(1)	Issuer
(a)	Mizuho Preferred Capital (Cayman) 1 Limited
(b)	Mizuho Preferred Capital (Cayman) 2 Limited

(2)	Type of security
Non-cumulative Perpetual Preferred Securities

(3)	Aggregate redemption amount
(a)	Series B: ¥112,500 million
(b)	Series A: ¥ 73,000 million

(4)	Scheduled redemption date

June 29, 2007

(5)	Reason for the redemption

Arrival of optional redemption date

1-27

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
Ordinary Income	¥		¥4,099,654
Interest Income		2,562,642
Interest on Loans and Bills Discounted		1,302,102
Interest and Dividends on Securities		592,863
Interest on Call Loans and Bills Purchased		19,586
Interest on Receivables under Resale Agreements		470,335
Interest on Securities Borrowing Transactions		22,847
Interest on Due from Banks		76,527
Other Interest Income		78,379
Fiduciary Income		66,958
Fee and Commission Income		658,899
Trading Income		265,802
Other Operating Income		270,945
Other Ordinary Income		274,405

Ordinary Expenses			3,351,484
Interest Expenses		1,472,378
Interest on Deposits		477,042
Interest on Negotiable Certificates of Deposit		107,561
Interest on Debentures		34,083
Interest on Call Money and Bills Sold		31,937
Interest on Payables under Repurchase Agreements		609,642
Interest on Securities Lending Transactions		29,083
Interest on Commercial Paper		52
Interest on Borrowed Money		38,980
Interest on Short-term Bonds		3,493
Interest on Bonds and Notes		82,172
Other Interest Expenses		58,328
Fee and Commission Expenses		107,775
Trading Expenses		4,258
Other Operating Expenses		123,438
General and Administrative Expenses		1,091,602
Other Ordinary Expenses		552,032
Provision for Reserves for Possible Losses on Loans		69,775
Other		482,256

Ordinary Profits			748,170
Extraordinary Gains			248,411
Gains on Disposition of Tangible Fixed Assets		16,642
Recovery on Written-off Claims		77,389
Other Extraordinary Gains		154,379

Extraordinary Losses			21,682
Losses on Disposition of Tangible Fixed Assets		17,071
Losses on Impairment of Fixed Assets		4,281
Provision for Reserve for Contingent Liabilities from Futures Transactions		21
Provision for Reserve for Contingent Liabilities from Securities Transactions		307

Income before Income Taxes and Minority Interests			974,898
Income Taxes:
Current			43,267
Deferred			223,699
Minority Interests in Net Income			86,965

Net Income			¥620,965

1-28

Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Net Income per share of common stock for the fiscal year: ¥51,474.49

3.	Diluted Net Income per share of common stock for the fiscal year: ¥48,803.07

4.	Income or expenses on trading transactions are recognized on a trade date basis and are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

5.	Other Ordinary Income includes gains on sales of stocks of ¥231,265 million.

6.	Other Ordinary Expenses includes losses on devaluation of stocks of ¥335,790 million and losses on write-offs of loans of ¥67,141 million.

7.	Other Extraordinary Gains includes gains on cancellation of employee retirement benefit trust of ¥125,961 million and reversal of reserve for contingencies of ¥28,257 million.

8.	The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets included in Extraordinary Losses during the fiscal year:

				Millions of yen
Area	Principal purpose of use		Type	Losses

Tokyo Metropolitan Area	Branch premises to be closed	3 branches	Land, Buildings and Premises, etc.	1,299
	Idle assets	32 items

Other	Branch premises	1 branch	Land, Buildings and Premises, etc.	2,981
	Idle assets	61 items

Domestic consolidated banking subsidiaries, a certain domestic consolidated trust banking subsidiary and certain domestic consolidated subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed, branch premises and idle assets. For the purposes of identifying impaired assets in such cases, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth and other factors, the appraisal value and others, less estimated cost of disposition.

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the fiscal year
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	620,965	—	620,965	—	—	—	—	—	—	620,965
Repurchase of Treasury Stock	—	—	—	(604,331)	(604,331)	—	—	—	—	—	—	(604,331)
Disposition of Treasury Stock	—	32	—	50	83	—	—	—	—	—	—	83
Cancellation of Treasury Stock	—	(83)	(618,680)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	19,768	—	19,768	—	—	—	—	—	—	19,768
Decrease in Stock issued by MHFG held by Equity - Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	271,411	(111,042)	(19,768)	9,098	149,698	453,992	603,691

Total Changes during the fiscal year	—	(50)	(57,832)	14,483	(43,399)	271,411	(111,042)	(19,768)	9,098	149,698	453,992	560,292

Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

1-30

Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1.	Amounts less than one million yen are rounded down.

2.	Types and number of outstanding shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2007	Remarks
Outstanding shares

Common stock	12,003	—	131	11,872	*1

Fourth Series Class IV Preferred Stock	150	—	150	—	*2
Sixth Series Class VI Preferred Stock	150	—	150	—	*2
Eleventh Series Class XI Preferred Stock	943	—	—	943
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	13,284	—	431	12,852

Treasury stock

Common stock	396	0	131	265	*3

Fourth Series Class IV Preferred Stock	—	150	150	—	*2
Sixth Series Class VI Preferred Stock	—	150	150	—	*2

Total	396	300	431	265

*1.	Decreases are due to cancellation of treasury stock (common stock).
*2.	Increases and decreases are due to repurchase and cancellation of treasury stock (preferred stock).
*3.	Increases are due to repurchase of fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (131 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

1-31

Mizuho Financial Group, Inc.

3.	Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Cash dividends paid during the fiscal year ended March 31, 2007

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
June 27, 2006 (Ordinary General Meeting of Shareholders)	Common Stock	48,005	4,000	March 31, 2006
	Fourth Series Class IV Preferred Stock	7,140	47,600	March 31, 2006
	Sixth Series Class VI Preferred Stock	6,300	42,000	March 31, 2006	June 27, 2006
	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2006
	Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2006

Total		81,421

Cash dividends with record dates falling in the fiscal year ended March 31, 2007 and effective dates coming after the end of the fiscal year

Resolution	Types	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
June 26, 2007 (Ordinary General Meeting of Shareholders)	Common Stock	83,081	Retained Earnings	7,000	March 31, 2007
	Eleventh Series Class XI Preferred Stock	18,874	Retained Earnings	20,000	March 31, 2007	June 26, 2007
	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30,000	March 31, 2007

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 26, 2007.

4.	“Accounting Standards for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standards for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005) took effect as of the fiscal year ended on or after the enforcement date of the Company Law. Thus, the standards and guidance were adopted commencing with this fiscal year, with the “Consolidated Statement of Changes in Net Assets” newly prepared instead of the former “Consolidated Statement of Capital Surplus and Retained Earnings.”

1-32

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

		Millions of yen
I.	Cash Flow from Operating Activities
	Income before Income Taxes and Minority Interests	¥974,898
	Depreciation	132,228
	Losses on Impairment of Fixed Assets	4,281
	Amortization of Goodwill	758
	Equity in Income from Investments in Affiliates	(9,324)
	Increase (Decrease) in Reserves for Possible Losses on Loans	34,099
	Increase (Decrease) in Reserve for Possible Losses on Investments	(1,034)
	Increase (Decrease) in Reserve for Contingencies	(32,520)
	Increase (Decrease) in Reserve for Bonus Payments	4,385
	Increase (Decrease) in Reserve for Employee Retirement Benefits	(1,076)
	Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	6,484
	Interest Income - accrual basis	(2,562,642)
	Interest Expenses - accrual basis	1,472,378
	Losses (Gains) on Securities	84,020
	Losses (Gains) on Money Held in Trust	(41)
	Foreign Exchange Losses (Gains) - net	(180,289)
	Losses (Gains) on Disposition of Fixed Assets	428
	Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(125,961)
	Decrease (Increase) in Trading Assets	(255,216)
	Increase (Decrease) in Trading Liabilities	246,107
	Decrease (Increase) in Loans and Bills Discounted	(153,790)
	Increase (Decrease) in Deposits	1,310,550
	Increase (Decrease) in Negotiable Certificates of Deposit	(588,911)
	Increase (Decrease) in Debentures	(1,884,284)
	Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	1,841,174
	Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	751,656
	Decrease (Increase) in Call Loans, etc.	(3,267,835)
	Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	19,358
	Increase (Decrease) in Call Money, etc.	(446,971)
	Increase (Decrease) in Commercial Paper	(20,000)
	Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,354,758)
	Decrease (Increase) in Foreign Exchange Assets	(75,975)
	Increase (Decrease) in Foreign Exchange Liabilities	(50,229)
	Increase (Decrease) in Short-term Bonds (Liabilities)	(535,229)
	Increase (Decrease) in Bonds and Notes	753,664
	Increase (Decrease) in Due to Trust Accounts	(219,530)
	Interest and Dividend Income - cash basis	2,482,364
	Interest Expenses - cash basis	(1,387,389)
	Board Members’ Bonuses	(70)
	Other - net	(19,684)

	Subtotal	(3,053,924)
	Cash Paid in Income Taxes	(51,009)

	Net Cash Used in Operating Activities	(3,104,934)

II.	Cash Flow from Investing Activities
	Payments for Purchase of Securities	(59,052,804)
	Proceeds from Sale of Securities	35,176,618
	Proceeds from Redemption of Securities	27,231,259
	Payments for Increase in Money Held in Trust	(56,289)
	Proceeds from Decrease in Money Held in Trust	56,401
	Payments for Purchase of Tangible Fixed Assets	(77,699)
	Payments for Purchase of Intangible Fixed Assets	(104,524)
	Proceeds from Sale of Tangible Fixed Assets	48,000
	Proceeds from Sale of Intangible Fixed Assets	1,050
	Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(800)

	Net Cash Provided by Investing Activities	3,221,212

III.	Cash Flow from Financing Activities
	Proceeds from Subordinated Borrowed Money	64,600
	Repayments of Subordinated Borrowed Money	(112,000)
	Proceeds from Issuance of Subordinated Bonds	309,334
	Payments for Redemption of Subordinated Bonds	(350,000)
	Proceeds from Investments in Minority Shareholders	415,734
	Cash Dividends Paid	(79,793)
	Cash Dividends Paid to Minority Shareholders	(60,908)
	Payments for Repurchase of Treasury Stock	(604,331)
	Proceeds from Sale of Treasury Stock	83

	Net Cash Used in Financing Activities	(417,280)

IV.	Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	2,103

V.	Net Decrease in Cash and Cash Equivalents	(298,898)

VI.	Cash and Cash Equivalents at the beginning of the fiscal year	3,387,929

VII.	Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	(0)

VIII.	Cash and Cash Equivalents at the end of the fiscal year	¥3,089,030

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Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

1.	Amounts less than one million yen are rounded down.

2.	For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

3.	Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥3,993,362
Due from Banks excluding central banks	(904,331)

Cash and Cash Equivalents	¥3,089,030

4.	The appendix forms of the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006). In accordance with the application of the revised regulations commencing with the fiscal year beginning on or after April 1, 2006, the presentation of the consolidated statement of cash flows has been changed as follows:

(1)	Former “Amortization of Consolidation Differences” is included in “Amortization of Goodwill.”

(2)	Former “Losses (Gains) on Disposition of Premises and Equipment” is presented as “Losses (Gains) on Disposition of Fixed Assets” and others following the new classification of former “Premises and Equipment” on the consolidated balance sheet into “Tangible Fixed Assets,” “Intangible Fixed Assets” and others.

Former “Payments for Purchase of Premises and Equipment” is presented as “Payments for Purchase of Tangible Fixed Assets” and others, and former “Proceeds from Sale of Premises and Equipment” is presented as “Proceeds from Sale of Tangible Fixed Assets” and others.

(3)	Payments for purchase and proceeds from sale of software and others formerly included in “Other – net” under “Cash Flow from Operating Activities” are included in “Payments for Purchase of Intangible Fixed Assets” and “Proceeds from Sale of Intangible Fixed Assets” under “Cash Flow from Investing Activities.”

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Mizuho Financial Group, Inc.

SEGMENT INFORMATION

1. Segment Information by Type of Business

	Millions of yen
For the fiscal year ended March 31, 2006	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	2,813,124	558,830	185,594	3,557,549	—	3,557,549
(2) Inter-segment Ordinary Income	24,379	48,741	115,480	188,600	(188,600)	—

Total	2,837,503	607,572	301,075	3,746,150	(188,600)	3,557,549

Ordinary Expenses	2,121,573	438,404	258,502	2,818,479	(181,999)	2,636,480

Ordinary Profits	715,930	169,167	42,572	927,670	(6,601)	921,069

II Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	132,767,641	19,998,986	1,160,564	153,927,192	(4,314,398)	149,612,794

Depreciation Expense	99,927	9,134	10,355	119,417	—	119,417

Losses on Impairment of Fixed Assets	21,725	390	244	22,360	—	22,360

Capital Expenditure	154,988	11,302	13,479	179,770	—	179,770

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and others

	Millions of yen
For the fiscal year ended March 31, 2007	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	3,236,020	688,225	175,408	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,728	77,954	125,328	237,011	(237,011)	—

Total	3,269,748	766,180	300,736	4,336,666	(237,011)	4,099,654

Ordinary Expenses	2,672,194	646,254	263,359	3,581,808	(230,323)	3,351,484

Ordinary Profits	597,554	119,925	37,377	754,857	(6,687)	748,170

II Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	129,910,635	22,232,798	1,272,374	153,415,808	(3,535,777)	149,880,031

Depreciation Expense	115,394	9,037	7,796	132,228	—	132,228

Losses on Impairment of Fixed Assets	4,070	—	211	4,281	—	4,281

Capital Expenditure	158,439	13,459	11,045	182,944	—	182,944

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and others
3.	Until the previous fiscal year, MHFG and certain domestic consolidated subsidiaries recognized director and corporate auditor retirement benefits as expenses at the time of payment. However, in accordance with the public announcement of the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005) and the “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits” (JICPA Auditing and Assurance Practice Committee Report No. 42, April 13, 2007), these benefits are recorded as Reserve for Director and Corporate Auditor Retirement Benefits at the required amount at the end of the fiscal year, based on internally established standards. As a result, Ordinary Expenses increased by ¥5,144 million, ¥506 million and ¥137 million for Banking Business, Securities Business and Other, resectively, and Ordinary Profits decreased by the same amounts for respective business, compared with the corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

2. Segment Information by Geographic Area

For the fiscal year ended March 31, 2006

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	2,724,307	413,195	314,021	106,025	3,557,549	—	3,557,549
(2) Inter-segment Ordinary Income	52,129	118,943	59,183	40,604	270,861	(270,861)	—

Total	2,776,437	532,139	373,205	146,629	3,828,411	(270,861)	3,557,549

Ordinary Expenses	2,014,512	451,753	293,742	113,076	2,873,084	(236,603)	2,636,480

Ordinary Profits	761,925	80,385	79,462	33,552	955,326	(34,257)	921,069

II Assets	134,979,559	13,610,516	10,587,137	5,790,487	164,967,701	(15,354,907)	149,612,794

Notes:

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the fiscal year ended March 31, 2007

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I Ordinary Income
(1) Ordinary Income from outside customers	2,822,824	614,136	445,162	217,530	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,941	166,460	51,229	4,495	256,126	(256,126)	—

Total	2,856,765	780,597	496,392	222,026	4,355,781	(256,126)	4,099,654

Ordinary Expenses	2,276,141	700,757	441,505	183,878	3,602,283	(250,798)	3,351,484

Ordinary Profits	580,623	79,840	54,886	38,148	753,498	(5,328)	748,170

II Assets	130,400,488	17,968,153	13,415,749	7,217,744	169,002,136	(19,122,104)	149,880,031

Notes:

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

3. Ordinary Income from Overseas Entities

For the fiscal year ended March 31, 2006

Millions of yen
Ordinary Income from Overseas Entities	833,242

Total Ordinary Income	3,557,549

Ordinary Income of Overseas Entities’ Ratio	23.4%

Notes:

1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.
2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2007	Millions of yen
Ordinary Income from Overseas Entities	1,276,830

Total Ordinary Income	4,099,654

Ordinary Income of Overseas Entities’ Ratio	31.1%

Notes:

1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.
2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

(Information not presented)

Please refer to EDINET system for information on lease transactions, related party transactions and derivative transactions.

For deferred taxes, securities and employee retirement benefits, please refer to the attached “Selected Financial Information For Fiscal 2006.”

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED BALANCE SHEETS (selected items)

	Millions of yen
	As of March 31, 2007	As of March 31, 2006	Change
Assets
Cash and Due from Banks	¥3,993,362	¥5,016,216	¥(1,022,853)
Call Loans and Bills Purchased	302,336	938,435	(636,099)
Receivables under Resale Agreements	9,430,397	5,976,043	3,454,354
Guarantee Deposits Paid under Securities Borrowing Transactions	8,624,211	8,643,570	(19,358)
Other Debt Purchased	3,351,499	2,476,132	875,366
Trading Assets	10,414,573	10,007,149	407,423
Money Held in Trust	49,558	49,898	(339)
Securities	36,049,983	37,702,957	(1,652,973)
Loans and Bills Discounted	65,964,301	65,408,672	555,629
Foreign Exchange Assets	894,797	809,205	85,592
Other Assets	5,739,458	6,463,242	(723,784)
Tangible Fixed Assets	796,746	—	796,746
Intangible Fixed Assets	255,695	—	255,695
Premises and Equipment	—	955,888	(955,888)
Deferred Debenture Charges	22	267	(245)
Deferred Tax Assets	389,024	423,572	(34,547)
Customers’ Liabilities for Acceptances and Guarantees	4,480,551	5,556,929	(1,076,378)
Reserves for Possible Losses on Loans	(856,314)	(814,178)	(42,135)
Reserve for Possible Losses on Investments	(174)	(1,208)	1,034

Total Assets	¥149,880,031	¥149,612,794	¥267,237

Liabilities
Deposits	¥74,803,064	¥73,007,994	¥1,795,069
Negotiable Certificates of Deposit	8,805,239	9,359,131	(553,891)
Debentures	4,723,806	6,606,305	(1,882,499)
Call Money and Bills Sold	6,924,136	9,466,054	(2,541,918)
Payables under Repurchase Agreements	12,821,752	10,079,585	2,742,167
Guarantee Deposits Received under Securities Lending Transactions	5,946,781	7,301,540	(1,354,758)
Commercial Paper	30,000	50,000	(20,000)
Trading Liabilities	8,297,301	7,880,634	416,666
Borrowed Money	4,563,438	2,768,811	1,794,626
Foreign Exchange Liabilities	339,817	389,638	(49,821)
Short-term Bonds	849,870	1,385,100	(535,229)
Bonds and Notes	3,237,525	2,488,498	749,027
Due to Trust Accounts	1,135,358	1,354,889	(219,530)
Other Liabilities	5,770,656	5,382,931	387,724
Reserve for Bonus Payments	40,972	35,374	5,598
Reserve for Employee Retirement Benefits	37,641	38,616	(975)
Reserve for Director and Corporate Auditor Retirement Benefits	6,484	—	6,484
Reserve for Contingencies	13,046	45,567	(32,520)
Reserves under Special Laws	2,680	2,352	327
Deferred Tax Liabilities	218,224	127,847	90,376
Deferred Tax Liabilities for Revaluation Reserve for Land	107,272	120,873	(13,601)
Acceptances and Guarantees	4,480,551	5,556,929	(1,076,378)

Total Liabilities	143,155,622	143,448,677	(293,054)

Net Assets
Total Shareholders’ Equity	3,360,055	—	3,360,055

Total Valuation and Translation Adjustments	1,551,237	—	1,551,237

Minority Interests	1,813,115	—	1,813,115

Total Net Assets	6,724,408	—	6,724,408

Total Liabilities and Net Assets	¥149,880,031	—	¥149,880,031

Minority Interests
Minority Interests	—	1,359,122	(1,359,122)

Shareholders’ Equity
Total Shareholders’ Equity	—	4,804,993	(4,804,993)

Total Liabilities, Minority Interests and Shareholders’ Equity	¥—	¥149,612,794	¥(149,612,794)

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME (selected items)

	Millions of yen
	For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2006	Change
Ordinary Income	¥4,099,654	¥3,557,549	¥542,104
Interest Income	2,562,642	1,935,048	627,594
Interest on Loans and Bills Discounted	1,302,102	1,071,892	230,210
Interest and Dividends on Securities	592,863	456,749	136,113
Fiduciary Income	66,958	78,843	(11,885)
Fee and Commission Income	658,899	650,549	8,349
Trading Income	265,802	211,029	54,773
Other Operating Income	270,945	354,481	(83,536)
Other Ordinary Income	274,405	327,595	(53,190)

Ordinary Expenses	3,351,484	2,636,480	715,004
Interest Expenses	1,472,378	872,403	599,975
Interest on Deposits	477,042	249,176	227,865
Interest on Debentures	34,083	48,208	(14,124)
Fee and Commission Expenses	107,775	94,614	13,160
Trading Expenses	4,258	6,088	(1,829)
Other Operating Expenses	123,438	254,408	(130,970)
General and Administrative Expenses	1,091,602	1,095,243	(3,641)
Other Ordinary Expenses	552,032	313,722	238,309

Ordinary Profits	748,170	921,069	(172,899)

Extraordinary Gains	248,411	174,616	73,794

Extraordinary Losses	21,682	115,543	(93,860)

Income before Income Taxes and Minority Interests	974,898	980,142	(5,243)
Income Taxes:
Current	43,267	64,038	(20,770)
Deferred	223,699	185,035	38,664

Minority Interests in Net Income	86,965	81,164	5,801

Net Income	¥620,965	¥649,903	¥(28,938)

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the fiscal year
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	620,965	—	620,965	—	—	—	—	—	—	620,965
Repurchase of Treasury Stock	—	—	—	(604,331)	(604,331)	—	—	—	—	—	—	(604,331)
Disposition of Treasury Stock	—	32	—	50	83	—	—	—	—	—	—	83
Cancellation of Treasury Stock	—	(83)	(618,680)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	19,768	—	19,768	—	—	—	—	—	—	19,768
Decrease in Stock issued by MHFG held by Equity - Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	271,411	(111,042)	(19,768)	9,098	149,698	453,992	603,691

Total Changes during the fiscal year	—	(50)	(57,832)	14,483	(43,399)	271,411	(111,042)	(19,768)	9,098	149,698	453,992	560,292

Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS (selected items)

FOR THE FISCAL YEAR ENDED MARCH 31, 2006

Millions of yen
For the fiscal year ended March 31, 2006
Capital Surplus
Balance at the beginning of the fiscal year	¥1,022,571
Increases	516,262
Decreases	1,127,672
Balance at the end of the fiscal year	¥411,160

Retained Earnings
Balance at the beginning of the fiscal year	¥1,048,530
Increases	675,762
Decreases	226,149
Balance at the end of the fiscal year	¥1,498,143

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS (selected items)

		Millions of yen
		For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2006	Change
I.	Cash Flow from Operating Activities
	Income before Income Taxes and Minority Interests	¥974,898	¥980,142	¥(5,243)
	Depreciation	132,228	119,417	12,810
	Losses on Impairment of Fixed Assets	4,281	22,360	(18,078)
	Amortization of Goodwill	758	—	758
	Amortization of Consolidation Differences	—	68	(68)
	Equity in Income from Investments in Affiliates	(9,324)	(9,161)	(162)
	Increase (Decrease) in Reserves for Possible Losses on Loans	34,099	(333,202)	367,301
	Increase (Decrease) in Reserve for Possible Losses on Investments	(1,034)	(5,042)	4,008
	Increase (Decrease) in Reserve for Contingencies	(32,520)	35,459	(67,980)
	Increase (Decrease) in Reserve for Bonus Payments	4,385	633	3,751
	Increase (Decrease) in Reserve for Employee Retirement Benefits	(1,076)	1,330	(2,406)
	Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	6,484	—	6,484
	Interest Income - accrual basis	(2,562,642)	(1,935,048)	(627,594)
	Interest Expenses - accrual basis	1,472,378	872,403	599,975
	Losses (Gains) on Securities	84,020	(39,952)	123,973
	Losses (Gains) on Money Held in Trust	(41)	(437)	396
	Foreign Exchange Losses (Gains) - net	(180,289)	(241,237)	60,947
	Losses (Gains) on Disposition of Fixed Assets	428	—	428
	Losses (Gains) on Disposition of Premises and Equipment	—	(3,723)	3,723
	Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(125,961)	—	(125,961)
	Decrease (Increase) in Trading Assets	(255,216)	1,122,067	(1,377,284)
	Increase (Decrease) in Trading Liabilities	246,107	(124,224)	370,331
	Decrease (Increase) in Loans and Bills Discounted	(153,790)	(2,266,529)	2,112,739
	Increase (Decrease) in Deposits	1,310,550	3,464,844	(2,154,294)
	Increase (Decrease) in Negotiable Certificates of Deposit	(588,911)	(1,509,370)	920,458
	Increase (Decrease) in Debentures	(1,884,284)	(1,188,767)	(695,516)
	Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	1,841,174	161,779	1,679,394
	Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	751,656	(399,103)	1,150,760
	Decrease (Increase) in Call Loans, etc.	(3,267,835)	(2,722,165)	(545,669)
	Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	19,358	36,770	(17,411)
	Increase (Decrease) in Call Money, etc.	(446,971)	2,552,697	(2,999,668)
	Increase (Decrease) in Commercial Paper	(20,000)	(1,347,200)	1,327,200
	Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,354,758)	(333,495)	(1,021,263)
	Decrease (Increase) in Foreign Exchange Assets	(75,975)	(91,837)	15,861
	Increase (Decrease) in Foreign Exchange Liabilities	(50,229)	96,563	(146,793)
	Increase (Decrease) in Short-term Bonds (Liabilities)	(535,229)	1,124,800	(1,660,029)
	Increase (Decrease) in Bonds and Notes	753,664	104,042	649,622
	Increase (Decrease) in Due to Trust Accounts	(219,530)	(12,680)	(206,850)
	Interest and Dividend Income - cash basis	2,482,364	1,940,172	542,192
	Interest Expenses - cash basis	(1,387,389)	(879,807)	(507,582)
	Board Members’ Bonuses	(70)	—	(70)
	Other - net	(19,684)	(618,666)	598,981

	Subtotal	(3,053,924)	(1,426,099)	(1,627,825)
	Cash Paid in Income Taxes	(51,009)	(243,028)	192,019

	Net Cash Used in Operating Activities	(3,104,934)	(1,669,128)	(1,435,806)

II.	Cash Flow from Investing Activities
	Payments for Purchase of Securities	(59,052,804)	(66,512,317)	7,459,512
	Proceeds from Sale of Securities	35,176,618	30,852,118	4,324,500
	Proceeds from Redemption of Securities	27,231,259	35,572,415	(8,341,156)
	Payments for Increase in Money Held in Trust	(56,289)	(50,347)	(5,941)
	Proceeds from Decrease in Money Held in Trust	56,401	29,433	26,968
	Payments for Purchase of Tangible Fixed Assets	(77,699)	—	(77,699)
	Payments for Purchase of Intangible Fixed Assets	(104,524)	—	(104,524)
	Payments for Purchase of Premises and Equipment	—	(58,263)	58,263
	Proceeds from Sale of Tangible Fixed Assets	48,000	—	48,000
	Proceeds from Sale of Intangible Fixed Assets	1,050	—	1,050
	Proceeds from Sale of Premises and Equipment	—	67,722	(67,722)
	Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(800)	(25)	(774)

	Net Cash Provided by (Used in) Investing Activities	3,221,212	(99,262)	3,320,474

III.	Cash Flow from Financing Activities
	Proceeds from Subordinated Borrowed Money	64,600	278,000	(213,399)
	Repayments of Subordinated Borrowed Money	(112,000)	(307,054)	195,054
	Proceeds from Issuance of Subordinated Bonds	309,334	367,177	(57,843)
	Payments for Redemption of Subordinated Bonds	(350,000)	(386,515)	36,515
	Proceeds from Investments in Minority Shareholders	415,734	141,857	273,877
	Cash Dividends Paid	(79,793)	(75,725)	(4,068)
	Cash Dividends Paid to Minority Shareholders	(60,908)	(50,478)	(10,430)
	Payments for Repurchase of Treasury Stock	(604,331)	(944,321)	339,990
	Proceeds from Sale of Treasury Stock	83	530,388	(530,304)

	Net Cash Used in Financing Activities	(417,280)	(446,671)	29,391

IV.	Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	2,103	928	1,174

V.	Net Decrease in Cash and Cash Equivalents	(298,898)	(2,214,133)	1,915,234

VI.	Cash and Cash Equivalents at the beginning of the fiscal year	3,387,929	5,602,062	(2,214,133)

VII.	Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	(0)	—	(0)

VIII.	Cash and Cash Equivalents at the end of the fiscal year	¥3,089,030	¥3,387,929	¥(298,898)

Note: Amounts less than one million yen are rounded down.

1-40

Mizuho Financial Group, Inc.

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen, %
	As of March 31, 2006%		As of March 31, 2007%		Change
Assets
Current Assets
Cash and Due from Banks	¥2,361		¥2,726		¥365
Advances	6		6		—
Prepaid Expenses	1,514		3,434		1,919
Accounts Receivable	272,328		248,480		(23,848)
Other Current Assets	3,023		3,701		677
Total Current Assets	279,234	5.8	258,349	5.4	(20,885)
Fixed Assets
Tangible Fixed Assets	771		952		181
Buildings	229		227		(2)
Equipment	541		724		183
Intangible Fixed Assets	4,304		4,199		(104)
Trademarks	140		117		(23)
Software	4,095		3,848		(246)
Other Intangible Fixed Assets	68		233		165
Investments	4,508,445		4,500,535		(7,910)
Investment Securities	2		2		—
Investments in Subsidiaries and Affiliates	4,505,283		4,496,431		(8,852)
Other Investments	3,159		4,102		942
Total Fixed Assets	4,513,521	94.2	4,505,687	94.6	(7,834)
Deferred Assets
Establishment Costs	0		—		(0)
Start-Up Costs	304		—		(304)
Total Deferred Assets	304	0.0	—	—	(304)

Total Assets	¥4,793,061	100.0	¥4,764,036	100.0	¥(29,024)

Liabilities
Current Liabilities
Short-term Borrowings	¥965,000		¥1,380,000		¥415,000
Short-term Bonds	1,072,000		203,000		(869,000)
Accounts Payable	172		658		485
Accrued Expenses	2,082		1,052		(1,030)
Accrued Corporate Taxes	3		138		134
Deposits Received	58		57		(0)
Reserve for Bonus Payments	161		187		25
Total Current Liabilities	2,039,479	42.6	1,585,093	33.3	(454,385)
Non-Current Liabilities
Deferred Tax Liabilities	857		777		(80)
Reserve for Employee Retirement Benefits	389		704		314
Reserve for Director and Corporate Auditor Retirement Benefits	—		648		648
Other Non-Current Liabilities	14		407		393
Total Non-Current Liabilities	1,261	0.0	2,538	0.0	1,276

Total Liabilities	2,040,741	42.6	1,587,631	33.3	(453,109)

Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965	32.1	—	—	(1,540,965)
Capital Surplus
Capital Reserve	385,241		—		(385,241)
Other Capital Surplus	50		—		(50)
Gains on Sales of Treasury Stock	50		—		(50)
Total Capital Surplus	385,291	8.0	—	—	(385,291)
Retained Earnings
Appropriated Reserve	4,350		—		(4,350)
Unappropriated Retained Earnings	822,956		—		(822,956)
Total Retained Earnings	827,306	17.3	—	—	(827,306)
Net Unrealized Gains on Other Securities, net of Taxes	12	0.0	—	—	(12)
Treasury Stock	(1,255)	(0.0)	—	—	1,255

Total Shareholders’ Equity	2,752,319	57.4	—	—	(2,752,319)

Total Liabilities and Shareholders’ Equity	¥4,793,061	100.0	¥—	—	¥(4,793,061)

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	—	—	1,540,965	32.3	1,540,965
Capital Surplus
Capital Reserve	—		385,241		385,241
Total Capital Surplus	—	—	385,241	8.1	385,241
Retained Earnings
Appropriated Reserve	—		4,350		4,350
Other Retained Earnings	—		1,247,876		1,247,876
Retained Earnings Brought Forward	—		1,247,876		1,247,876
Total Retained Earnings	—	—	1,252,226	26.3	1,252,226
Treasury Stock	—	—	(2,037)	(0.0)	(2,037)

Total Shareholders’ Equity	—	—	3,176,394	66.7	3,176,394

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	—	—	9	0.0	9

Total Valuation and Translation Adjustments	—	—	9	0.0	9

Total Net Assets	—	—	3,176,404	66.7	3,176,404

Total Liabilities and Net Assets	¥—	—	¥4,764,036	100.0	¥4,764,036

1-41

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen, %
	For the fiscal year ended March 31, 2006%		For the fiscal year ended March 31, 2007%		Change
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥112,528		¥1,220,997		¥1,108,469
Fee and Commission Income Received from Subsidiaries and Affiliates	16,461		29,102		12,640
Total Operating Income	128,990	100.0	1,250,099	100.0	1,121,109
Operating Expenses
General and Administrative Expenses	13,477		19,205		5,728
Total Operating Expenses	13,477	10.4	19,205	1.5	5,728

Operating Profits	115,512	89.6	1,230,893	98.5	1,115,381

Non-Operating Income
Rent Received	42		2		(40)
Other Non-Operating Income	209		212		2
Total Non-Operating Income	252	0.2	214	0.0	(37)
Non-Operating Expenses
Interest Expenses	261		11,256		10,995
Interest on Commercial Paper	40		—		(40)
Interest on Short-term Bonds	1,696		1,052		(644)
Amortization of Start-Up Costs	304		304		—
Other Non-Operating Expenses	8		26		18
Total Non-Operating Expenses	2,311	1.8	12,640	1.0	10,328

Ordinary Profits	113,452	88.0	1,218,468	97.5	1,105,015

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	679,000		24,195		(654,804)
Other Extraordinary Gains	3,934		614		(3,319)
Total Extraordinary Gains	682,934	529.4	24,809	2.0	(658,124)
Extraordinary Losses
Other Extraordinary Losses	6,154		3,640		(2,514)
Total Extraordinary Losses	6,154	4.8	3,640	0.3	(2,514)

Income before Income Taxes	790,232	612.6	1,239,637	99.2	449,404

Income Taxes:
Current	30		5		(25)
Deferred	(38)		(78)		(39)
Total Income Taxes	(8)	(0.0)	(73)	(0.0)	(65)

Net Income	790,240	612.6	1,239,710	99.2	449,469

Retained Earnings Brought Forward from Previous Fiscal Year	108,691		—		(108,691)
Cancellation of Treasury Stock	75,976		—		(75,976)

Unappropriated Retained Earnings	¥822,956		¥—		¥(822,956)

1-42

Mizuho Financial Group, Inc.

APPROPRIATION OF RETAINED EARNINGS

	Millions of yen except for per share amounts
	For the fiscal year ended March 31, 2006
Unappropriated Retained Earnings at the end of the fiscal year		¥822,956
Appropriations for Unappropriated Retained Earnings:		81,421
Cash Dividends for Fourth Series Class IV Preferred Stock	¥47,600 per Share	7,140
Cash Dividends for Sixth Series Class VI Preferred Stock	¥42,000 per Share	6,300
Cash Dividends for Eleventh Series Class XI Preferred Stock	¥20,000 per Share	18,874
Cash Dividends for Thirteenth Series Class XIII Preferred Stock	¥30,000 per Share	1,100
Cash Dividends for Common Stock	¥ 4,000 per Share	48,005
Unappropriated Retained Earnings Carried Forward		¥741,535

Note: Appropriation of Retained Earnings were approved at the ordinary general meeting of shareholders on June 27, 2006.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings					Net Unrealized Gains on Other Securities, net of Taxes
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
						Retained Earnings Brought Forward					Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥385,241	¥50	¥385,291	¥4,350	¥822,956	¥827,306	¥(1,255)	¥2,752,307	¥12	¥2,752,319

Changes during the fiscal year
Cash Dividends*	—	—	—	—	—	(81,421)	(81,421)	—	(81,421)	—	(81,421)
Net Income	—	—	—	—	—	1,239,710	1,239,710	—	1,239,710	—	1,239,710
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(734,285)	(734,285)	—	(734,285)
Disposition of Treasury Stock	—	—	32	32	—	—	—	50	83	—	83
Cancellation of Treasury Stock	—	—	(83)	(83)	—	(733,369)	(733,369)	733,452	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(2)	(2)

Total Changes during the fiscal year	—	—	(50)	(50)	—	424,920	424,920	(782)	424,087	(2)	424,084

Balance as of March 31, 2007	¥1,540,965	¥385,241	—	¥385,241	¥4,350	¥1,247,876	¥1,252,226	¥(2,037)	¥3,176,394	¥9	¥3,176,404

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

1-43

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2006

Summary Results for Fiscal 2006

Mizuho Financial Group (“the Group”) is further enhancing comprehensive profitability centering on income from Customer Groups through implementation of various key initiatives under the “Channel to Discovery” Plan. We repaid in full the public funds in July 2006 and successfully listed on the New York Stock Exchange in November 2006. The Group is also working intensively on establishment of a sound management base to sustain further growth, including reinforcement of internal controls over financial reporting.

The summary results for fiscal 2006, which reflect these efforts, are described below.

I. Summary of Income Analysis

•	Consolidated Net Business Profits

•

Consolidated Gross Profits increased by JPY 114.9 billion compared with the previous fiscal year. This was particularly due to an increase in net interest income and a steady increase in fee and commission income from Customer Groups of the banking subsidiaries, as well as an improvement in the banking subsidiaries’ market-related income after the disposition of unrealized losses on bond portfolios in the previous fiscal year (*). As for securities subsidiaries, the decrease in Operating Revenues derived mainly from equity business divisions.

(*)	Disposition of unrealized losses on bond portfolios of JPY 138.5 billion for 3 Banks

•	Consolidated Net Business Profits increased by JPY 69.0 billion to JPY 991.6 billion despite an increase in G&A expenses (excluding Non-Recurring Losses) driven by an outlay on “Strategic Expenses.”

(Consolidated)

	FY 2006
		Change from FY 2005
(JPY Bn)
Consolidated Gross Profits	2,117.3	114.9
Consolidated Net Business Profits *1	991.6	69.0
Credit-related Costs	-40.1	-93.4
Net Gains related to Stocks *2	-109.5	-341.1
Ordinary Profits	748.1	-172.8
Net Income	620.9	-28.9

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments.
*2:	Gains of JPY 21.2 billion on sales of stock associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.
The corresponding figure for FY 2005 includes gains of JPY 42.4 billion on sales of common stock of our subsidiary.

•	Consolidated Net Income

•

Consolidated Net Income decreased by JPY 28.9 billion to JPY 620.9 billion. While Extraordinary Gains of JPY 125.9 billion were recorded on Gains on cancellation of Retirement Benefit Trusts and other factors, Credit-related Costs increased and Net Gains/Losses related to Stocks amounted to a loss mainly due to certain business performance deterioration within the non-bank financial services sector.

•	Earnings per Share (EPS) steadily improved compared with the previous fiscal year.

•

Considering the above consolidated financial results, retained earnings and other factors, in order to further enhance profit distribution, we plan to increase the fiscal year-end cash dividends per share of common stock for fiscal 2006 to JPY 7,000, which is a JPY 3,000 increase from those for the previous fiscal year.

	FY 2006
		Change from FY 2005
EPS *1 (JPY)	48,803	2,568
ROE *2	12.7%	-2.1%

*1:	Fully diluted EPS: Diluted Net Income per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*2:	Return on Equity = Net Income/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <beginning>** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <fiscal year-end>**} /2 ] X 100

[** Figures other than those for March 31, 2007 calculated using former “Total Shareholders’ Equity” data]

(Reference) 3 Banks

	FY 2006
		Change from FY 2005
(JPY Bn)
Gross Profits *	1,700.2	121.4
G&A Expenses (excluding Non-Recurring Losses)	-855.7	-44.7
Net Business Profits *	844.5	75.2
Credit-related Costs	-23.3	-87.2
Net Gains related to Stocks	-115.3	-315.1
Ordinary Profits *	572.4	-96.9
Net Income *	598.2	-14.7

*	Figures in FY2005 exclude JPY 120.0 billion of dividends from the financial subsidiaries for corporate revitalization.

2-1

II. Steady Enhancement of the Group’s Comprehensive Profitability

- Steady increase in income from Customer Groups

•	Net Interest Income

•	Consolidated Net Interest Income for the second half of fiscal 2006 increased by JPY 20.0 billion compared with the first half of fiscal 2006.

•

The average loan balance for the same period increased by JPY 1.5 trillion compared with the first half of fiscal 2006, mainly driven by expansion of overseas lending and stable growth in loans to individuals in the domestic market.

•	In addition, domestic loan-and-deposit rate margins for the same period improved by 0.06% compared with the first half of fiscal 2006.

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks increased by JPY 22.4 billion, or 5.9%, compared with the previous fiscal year.

•

As for our corporate business, while fee and commission income from solution-related business decreased, that from foreign exchange business and overseas business and income from trust and asset management business of Mizuho Trust & Banking steadily increased.

•	As for our business with individual customers, fee income related to investment trusts and individual annuities continued to increase.

•	G&A Expenses

•	“Base Expenses” further decreased by JPY 19.3 billion compared with the previous fiscal year, mainly due to a reduction in IT-related expenses in Mizuho Bank.

•

There was an outlay on “Strategic Expenses” of JPY 98.0 billion for enhancing future top-line growth. As a result, total G&A Expenses of the 3 Banks increased by JPY 44.7 billion compared with the previous fiscal year.

2-2

III. Disciplined Capital Management

The Group is implementing disciplined capital management through which we aim to enhance the quality of capital and reinforce the capital base in order to sustain our top-line growth strategies, even after the full repayment of public funds in July 2006.

•	Issuance of Preferred Securities

•

In January 2007, we issued JPY 400.0 billion of preferred debt securities through an overseas special purpose subsidiary, so as to increase the Group’s Tier 1 capital for securing the agility and improving the flexibility of our future capital strategy.

•	We plan to redeem in full JPY 185.5 billion of preferred debt securities which were issued in February 2002 and are redeemable at the issuer’s option in June 2007.

•	Repurchase of Own Shares (Common Shares)

•

On May 22, 2007, the Board of Directors resolved to set up a limit for repurchasing own shares (common shares) up to a maximum of JPY 150.0 billion. Repurchase will be made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008.

•	Repurchase of Treasury Stock Held by Our Subsidiary

•

On the same day, the Board of Directors resolved to repurchase all the treasury stock (261,040.83 shares of common stock) held by our subsidiary, Mizuho Financial Strategy, Co., Ltd., and cancel those shares immediately after repurchase.

IV. Others (Financial Soundness)

The Group maintains its financial soundness at a high level, even though Disclosed Claims under the Financial Reconstruction Law increased.

	March 31, 2007
(JPY Bn)		Change from March 31, 2006
Basel II BIS Capital Ratio *1 (Consolidated)	12.48%	—
(Basel I)	(11.58)%	(-0.04)%
Basel II Tier 1 Capital Ratio	6.96%	—
(Basel I)	(6.17)%	(0.28)%
Net Deferred Tax Assets (DTAs) *2 (Consolidated)	170.8	-124.9
Net DTAs / Tier 1 Ratio *3	3.4%	-3.0%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,246.7	193.9
NPL Ratio	1.65%	0.23%
(Net NPL Ratio *4)	(0.67)%	(0.20)%
Unrealized Gains on Other Securities *5 (Consolidated)	2,437.1	235.7

*1:	The ratios based on Basel II were introduced from the end of FY 2006. Figures in ( ) indicate the ratios based on Basel I.
*2:	Deferred Tax Assets related to Net Deferred Hedge Losses were booked effective from the end of FY 2006.
*3:	Tier 1 Capital at the end of FY 2006 was calculated based on Basel II, whereas such figure at the end of FY 2005 was based on Basel I.
*4:	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) X 100
*5:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

2-3

Earnings Estimates for Fiscal 2007

In fiscal 2007, we will continue to implement our strategic initiatives based on the “Channel to Discovery” Plan. We estimate that Consolidated Net Income for fiscal 2007 will exceed that of the previous fiscal year through enhancement of the Group’s comprehensive profitability centering on Customer Groups and improvement in Credit-related Costs and Net Gains related to Stocks.

(The figures below are on a consolidated basis.)

•

Consolidated Net Business Profits for fiscal 2007 are estimated to increase by approximately JPY 50 billion, mainly due to a steady increase in income from Customer Groups driven by continuous strategic allocation of management resources to growth business area, further enhancement of the Group’s comprehensive strengths and other factors, while market-related income is estimated to decrease during a phase of rising interest rates.

•	In addition, Credit-related Costs are estimated to remain at a low level, and Net Gains related to Stocks are also estimated to improve substantially compared with the previous fiscal year.

•	As a consequence, we estimate Consolidated Net Income to be JPY 750.0 billion, an increase of 20% on the previous fiscal year, and foresee a steady increase in our EPS.

•

Considering the earnings estimates described above and other factors, we plan to increase the cash dividends per shares of common stock for the fiscal year ending March 2008 to JPY 10,000 (a JPY 3,000 increase from those for the previous fiscal year) and make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY 2007 (Estimates)
(JPY Bn)		Change from FY 2006
Consolidated Net Business
Profits *1	1,040.0	48.3
Credit-related Costs	-20.0	20.1
Net Gains related to Stocks	105.0	214.5
Ordinary Profits	1,050.0	301.8
Net Income	750.0	129.0

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments

(Reference) 3 Banks

	FY 2007 (Estimates)
(JPY Bn)		Change from FY 2006
Net Business Profits	856.0	11.4
Credit-related Costs	-15.0	8.3
Net Gains related to Stocks	105.0	220.3
Ordinary Profits	840.0	267.5
Net Income	715.0	116.7

Definition

3 Banks:	Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis. On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank, and figures before October 1, 2005 are the aggregate figures for the above three banks and their financial subsidiaries for corporate revitalization

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information - Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-4

(Reference) Topics after April 2006

•	Full Repayment of Public Funds (July 2006)

•	We repaid in full the public funds as we repurchased and cancelled JPY 600.0 billion (on an issued-price base) of preferred shares of public funds.

•	Listing on the New York Stock Exchange (November 2006)

•

We listed our ADRs (American Depositary Receipts) on the New York Stock Exchange in order to enhance investor convenience in the U.S. capital market while ensuring flexibility in the Group’s future capital management and expanding our investor base.

•	Implementation of Strategic Initiatives based on Our Business Model

Global Retail Group

•	Increase in the Number of Mizuho Mileage Club (MMC) Membership

-	Mizuho Bank, Ltd. (MHBK) further improved membership services through promotion of alliances with “Corporate Partners” in other business categories and introduction of “iD” service that provides credit card settlement function by mobile phone.

-	The number of MMC membership increased to approximately 3.3 million as of the end of March 2007.

•	Expansion of “Mizuho Personal Square”

-	MHBK has increased the number of “Mizuho Personal Squares” - branches with a greater focus on individual customers - to 73 as of May 2007.

•	Expansion of “Planet Booth” - Consulting Booths of Mizuho Investors Securities located in Mizuho Bank’s Branches

-	The number of “Planet Booths” reached 102 as of May 2007.

•	Integration and Realignment of Credit Card Operations (January 2007)

-	MHBK, UC Card Co., Ltd. and Credit Saison Co., Ltd. (Credit Saison) reached an agreement to embark on the full-scale integration and realignment of their credit card operations, including the establishment of a third-party credit card processing company.

-	MHBK purchased 4,683 thousand shares of common stock of Credit Saison.

Global Corporate Group

•	Financial Holding Company Status Obtained in the United States (December 2006)

-	Mizuho Corporate Bank, Ltd. (MHCB) was authorized to become a Financial Holding Company (FHC) in the U.S. With this status, we are now able to engage in comprehensive investment banking business, such as underwriting and dealing of corporate bonds, equities and other type of securities. (authorized first among Japanese Banks)

•	Global Network Development

-	MHCB established New Delhi Branch, Wuxi Branch, Brussels Branch of Mizuho Corporate Bank Nederland, Ho Chi Minh City Branch, Sao Paulo Representative Office, Moscow Representative Office, Milan Branch and Mexico Representative Office.

-	MHCB received approval to begin preparations for the establishment of a wholly-owned MHCB banking subsidiary in China and permission to commence preparation for the establishment of Tianjin Branch.

•	Investments for Promoting Global Business

-	MHCB and Mizuho Securities concluded a “Business Cooperation Agreement” with Shinhan Financial Group, and MHCB purchased common stock of Shinhan Financial Group.

-	MHCB reached an agreement with The Michinoku Bank, Ltd. for purchase of stock in The Michinoku Bank (Moscow) Ltd., the Russian subsidiary of The Michinoku Bank, Ltd.

-	MHCB acquired a part of common stock of China CITIC Bank Corporation Limited.

•	Merger of Mizuho Securities and Shinko Securities (January 2008 : target)

Global Asset & Wealth Management Group

•	Merger of Dai-Ichi Kangyo Asset Management (DKA) and Fuji Investment Management (FIMCO) (July 2007 : target)

2-5

SELECTED FINANCIAL INFORMATION

For Fiscal 2006

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho

Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2006	See above Notes		Pages

1. Income Analysis	CON	NON(B&R)	3-1

2. Interest Margins (Domestic Operations)	NON(B)		3-6

3. Use and Source of Funds	NON(B)		3-7

4. Net Gains /Losses on Securities	NON(B&R)		3-11

5. Unrealized Gains /Losses on Securities	CON	NON(B)	3-13

6. Projected Redemption Amounts for Securities	CON	NON(B)	3-15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3-16

8. Employee Retirement Benefits	NON(B)	CON	3-17

9. Capital Adequacy Ratio (Basel II)	CON		3-19

II. REVIEW OF CREDITS	See above Notes		Pages

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3-21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3-23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3-25

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3-26

5. Coverage on Disclosed Claims under the FRL	NON(B)		3-28

6. Overview of Non-Performing Loans (“NPLs”)	NON(B)		3-31

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3-32

8. Principal Amounts of NPLs Sold	NON(B&R)		3-34

9. Debt Forgiveness	NON(B&R)		3-34

10. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3-35

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3-37

11. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3-38

(2) Loans to SMEs and Individual Customers	NON(B)		3-38

12. Status of Loans by Nationality of Borrowers

(1) Balance of Loans to Restructuring Countries	NON(B)		3-39

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Nationality of Borrowers	NON(B)		3-39

III. DEFERRED TAXES	See above Notes		Pages

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3-40

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3-41

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3-42

IV. OTHER	See above Notes			Pages

1. Breakdown of Deposits (Domestic Offices)	NON(B)			3-46

2. Number of Directors and Employees	HC	NON(B)		3-47

3. Number of Branches and Offices	NON(B)			3-48

4. Earnings Estimates for Fiscal 2007	CON	NON(B)	HC	3-49

Attachments	See above Notes			Pages

Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3-50
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)			3-51
Non-Consolidated Statement of Changes in Net Assets	NON(B)			3-52

Mizuho Corporate Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3-53
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)			3-54
Non-Consolidated Statement of Changes in Net Assets	NON(B)			3-55

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2006

1. Income Analysis

    Consolidated

		(Millions of yen)
		Fiscal 2006	Change	Fiscal 2005
Consolidated Gross Profits	1	2,117,399	114,959	2,002,439
Net Interest Income	2	1,090,264	27,618	1,062,645
Fiduciary Income	3	66,958	(11,885)	78,843
Credit Costs for Trust Accounts	4	—	1,401	(1,401)
Net Fee and Commission Income	5	551,124	(4,810)	555,935
Net Trading Income	6	261,544	56,602	204,941
Net Other Operating Income	7	147,507	47,433	100,073
General and Administrative Expenses	8	(1,091,602)	3,641	(1,095,243)
Personnel Expenses	9	(454,645)	29,433	(484,078)
Non-Personnel Expenses	10	(581,741)	(25,376)	(556,365)
Miscellaneous Taxes	11	(55,215)	(415)	(54,799)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(142,639)	(57,929)	(84,709)
Losses on Write-offs of Loans	13	(67,141)	(29,953)	(37,187)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	(74,983)	(74,983)	—
* Net Gains (Losses) related to Stocks	15	(109,572)	(341,105)	231,532
Equity in Income from Investments in Affiliates	16	9,324	162	9,161
Other	17	(34,739)	107,371	(142,110)

Ordinary Profits	18	748,170	(172,899)	921,069
Net Extraordinary Gains (Losses)	19	226,728	167,655	59,073
Reversal of Reserves for Possible Losses on Loans, etc.	20	102,448	(36,943)	139,392
Reversal of Reserve for Possible Losses on Investments	21	160	(3,043)	3,204

Income before Income Taxes and Minority Interests	22	974,898	(5,243)	980,142
Income Taxes - Current	23	(43,267)	20,770	(64,038)
- Deferred	24	(223,699)	(38,664)	(185,035)
Minority Interests in Net Income	25	(86,965)	(5,801)	(81,164)

Net Income	26	620,965	(28,938)	649,903

* Net Gains (Losses) related to Stocks includes gains on disposition of investment in subsidiary of ¥42,437 million for Fiscal 2005.

Credit-related Costs (including Credit Costs for Trust Accounts)	27	(40,190)	(93,472)	53,281

* Credit-related Costs [27] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [20] +

                                                Credit Costs for Trust Accounts [4]

(Reference)

Consolidated Net Business Profits	28	991,613	69,079	922,534

* Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments

Number of consolidated subsidiaries	29	133	3	130
Number of affiliates under the equity method	30	19	—	19

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

Non-Consolidated

		(Millions of yen)
		Fiscal 2006
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Fiscal 2005
Gross Profits	1	978,525	547,885	173,869	1,700,280	1,414	1,698,866
Domestic Gross Profits	2	779,114	279,635	172,481	1,231,231	(126,840)	1,358,072
*1 Net Interest Income	3	593,326	214,898	50,506	858,731	(98,451)	957,183
Fiduciary Income	4			66,134	66,134	(11,813)	77,948
Credit Costs for Trust Accounts	5			—	—	1,401	(1,401)
Net Fee and Commission Income	6	202,081	68,751	48,671	319,504	10,667	308,837
Net Trading Income	7	6,861	(8,710)	3,232	1,384	(69,461)	70,846
Net Other Operating Income	8	(23,155)	4,695	3,935	(14,523)	42,219	(56,742)
International Gross Profits	9	199,411	268,250	1,388	469,049	128,254	340,794
Net Interest Income	10	504	91,622	1,685	93,813	(61,051)	154,864
Net Fee and Commission Income	11	14,613	66,812	(61)	81,364	11,771	69,593
Net Trading Income	12	28,870	101,510	(2,346)	128,035	165,429	(37,394)
Net Other Operating Income	13	155,422	8,303	2,110	165,836	12,104	153,731
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(526,977)	(240,969)	(87,755)	(855,702)	(44,715)	(810,987)
Expense Ratio	15	53.8%	43.9%	50.4%	50.3%	2.6%	47.6%
Personnel Expenses	16	(135,040)	(80,596)	(29,262)	(244,900)	(1,113)	(243,787)
Non-Personnel Expenses	17	(358,973)	(146,989)	(55,531)	(561,494)	(42,555)	(518,938)
Premium for Deposit Insurance	18	(43,635)	(8,293)	(2,766)	(54,695)	(1,220)	(53,475)
Miscellaneous Taxes	19	(32,962)	(13,383)	(2,961)	(49,307)	(1,046)	(48,261)

*2 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	451,547	306,916	86,114	844,578	(44,702)	889,280
Excluding Net Gains (Losses) related to Bonds	21	470,296	268,758	79,971	819,026	(174,410)	993,436
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(20,463)	—	3,156	(17,306)	(17,590)	283

Net Business Profits	23	431,084	306,916	89,270	827,271	(60,891)	888,163
Net Gains (Losses) related to Bonds	24	(18,748)	38,158	6,143	25,552	129,708	(104,156)
Net Non-Recurring Gains (Losses)	25	(251,991)	6,692	(9,473)	(254,772)	(156,060)	(98,711)
Net Gains (Losses) related to Stocks	26	(165,097)	30,935	18,778	(115,383)	(315,101)	199,717
Expenses related to Portfolio Problems	27	(79,418)	(8,071)	(23,661)	(111,151)	4,282	(115,434)
Other	28	(7,475)	(16,171)	(4,589)	(28,237)	154,758	(182,995)

Ordinary Profits	29	179,092	313,609	79,797	572,499	(216,951)	789,451
Net Extraordinary Gains (Losses)	30	105,187	129,904	789	235,881	89,710	146,170
Net Gains (Losses) on Disposition of Fixed Assets	31	3,303	(2,453)	(517)	331	(3,538)	3,869
Losses on Impairment of Fixed Assets	32	(3,346)	(702)	(21)	(4,070)	17,655	(21,725)
Gains (Losses) related to Retirement Benefits	33	70,658	55,303	—	125,961	140,466	(14,504)
Reversal of Reserves for Possible Losses on Loans, etc.	34	34,397	70,419	340	105,157	(75,387)	180,545
Reversal of Reserve for Possible Losses on Investments	35	29	167	—	197	(8,508)	8,706

Income before Income Taxes	36	284,280	443,513	80,586	808,381	(127,241)	935,622
Income Taxes - Current	37	(500)	(38)	(25)	(564)	45	(609)
- Deferred	38	(77,490)	(120,343)	(11,743)	(209,578)	(7,535)	(202,042)

Net Income	39	206,289	323,131	68,817	598,238	(134,731)	732,970

*1. Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion were included for Fiscal 2005 due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

*2. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

Credit-related Costs	40	(65,484)	62,348	(20,164)	(23,300)	(87,294)	63,993

*  Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                 [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	41			—	—	1,401	(1,401)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	(20,463)	139,193	3,156	121,886	111,127	10,759
Losses on Write-offs of Loans	43	(18,783)	30,967	(3,614)	8,569	45,560	(36,991)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(28,835)	(135,415)	(20,065)	(184,315)	(319,711)	135,396
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	14	168	197	380	(2,036)	2,417
Reversal of (Provision for) Reserve for Contingencies	46	—	27,917	340	28,257	63,716	(35,459)
Other (including Losses on Sale of Loans)	47	2,583	(482)	(178)	1,921	12,649	(10,727)

Total	48	(65,484)	62,348	(20,164)	(23,300)	(87,294)	63,993

3-2

Mizuho Financial Group, Inc.

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)

Non-Consolidated

	(Millions of yen)
		Fiscal 2006	Change	Fiscal 2005
Gross Profits	1	978,525	95,567	882,957
Domestic Gross Profits	2	779,114	67,483	711,630
Net Interest Income	3	593,326	20,783	572,543
Net Fee and Commission Income	4	202,081	(733)	202,815
Net Trading Income	5	6,861	1,420	5,441
Net Other Operating Income	6	(23,155)	46,014	(69,169)
International Gross Profits	7	199,411	28,083	171,327
Net Interest Income	8	504	3,316	(2,812)
Net Fee and Commission Income	9	14,613	1,336	13,276
Net Trading Income	10	28,870	35,539	(6,669)
Net Other Operating Income	11	155,422	(12,109)	167,532
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(526,977)	(9,735)	(517,241)
Expense Ratio	13	53.8%	(4.7)%	58.5%
Personnel Expenses	14	(135,040)	4,690	(139,731)
Non-Personnel Expenses	15	(358,973)	(14,172)	(344,801)
Premium for Deposit Insurance	16	(43,635)	(758)	(42,877)
Miscellaneous Taxes	17	(32,962)	(253)	(32,709)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	451,547	85,832	365,715
Excluding Net Gains (Losses) related to Bonds	19	470,296	16,424	453,872
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(20,463)	(20,747)	283

Net Business Profits	21	431,084	65,084	365,999
Net Gains (Losses) related to Bonds	22	(18,748)	69,407	(88,156)
Net Non-Recurring Gains (Losses)	23	(251,991)	(92,628)	(159,362)
Net Gains (Losses) related to Stocks	24	(165,097)	(181,191)	16,093
Expenses related to Portfolio Problems	25	(79,418)	(14,893)	(64,525)
Other	26	(7,475)	103,455	(110,931)

Ordinary Profits	27	179,092	(27,543)	206,636
Net Extraordinary Gains (Losses)	28	105,187	101,147	4,040
Net Gains (Losses) on Disposition of Fixed Assets	29	3,303	264	3,038
Losses on Impairment of Fixed Assets	30	(3,346)	11,115	(14,462)
Gains (Losses) related to Retirement Benefits	31	70,658	93,076	(22,417)
Reversal of Reserves for Possible Losses on Loans, etc.	32	34,397	1,989	32,407
Reversal of Reserve for Possible Losses on Investments	33	29	(5,148)	5,178

Income before Income Taxes	34	284,280	73,603	210,677

Income Taxes - Current	35	(500)	21	(521)
- Deferred	36	(77,490)	123	(77,614)

Net Income	37	206,289	73,748	132,541

Credit-related Costs	38	(65,484)	(33,650)	(31,833)

*  Credit-related Costs [38] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20] +  Reversal of Reserves for Possible Losses on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	39	(20,463)	(21,699)	1,235
Losses on Write-offs of Loans	40	(18,783)	34,342	(53,125)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(28,835)	(56,073)	27,238
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	14	13	1
Reversal of (Provision for) Reserve for Contingencies	43	—	—	—
Other (including Losses on Sales of Loans)	44	2,583	9,766	(7,183)

Total	45	(65,484)	(33,650)	(31,833)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)

Non-Consolidated

	(Millions of yen)
		Fiscal 2006	Change	Fiscal 2005
Gross Profits	1	547,885	(103,088)	650,974
Domestic Gross Profits	2	279,635	(198,662)	478,298
* Net Interest Income	3	214,898	(122,516)	337,414
Net Fee and Commission Income	4	68,751	5,353	63,398
Net Trading Income	5	(8,710)	(75,152)	66,442
Net Other Operating Income	6	4,695	(6,347)	11,042
International Gross Profits	7	268,250	95,574	172,676
Net Interest Income	8	91,622	(67,552)	159,175
Net Fee and Commission Income	9	66,812	10,396	56,416
Net Trading Income	10	101,510	134,275	(32,764)
Net Other Operating Income	11	8,303	18,455	(10,151)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(240,969)	(25,185)	(215,784)
Expense Ratio	13	43.9%	10.8%	33.1%
Personnel Expenses	14	(80,596)	(5,268)	(75,328)
Non-Personnel Expenses	15	(146,989)	(18,770)	(128,218)
Premium for Deposit Insurance	16	(8,293)	(745)	(7,548)
Miscellaneous Taxes	17	(13,383)	(1,145)	(12,237)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	306,916	(128,273)	435,190
Excluding Net Gains (Losses) related to Bonds	19	268,758	(179,852)	448,610
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	306,916	(128,273)	435,190
Net Gains (Losses) related to Bonds	22	38,158	51,579	(13,420)
Net Non-Recurring Gains (Losses)	23	6,692	(71,255)	77,948
Net Gains (Losses) related to Stocks	24	30,935	(144,715)	175,650
Expenses related to Portfolio Problems	25	(8,071)	27,318	(35,390)
Other	26	(16,171)	46,140	(62,312)

Ordinary Profits	27	313,609	(199,529)	513,138
Net Extraordinary Gains (Losses)	28	129,904	(19,374)	149,279
Net Gains (Losses) on Disposition of Fixed Assets	29	(2,453)	(2,841)	387
Losses on Impairment of Fixed Assets	30	(702)	4,430	(5,133)
Gains (Losses) related to Retirement Benefits	31	55,303	46,703	8,599
Reversal of Reserves for Possible Losses on Loans, etc.	32	70,419	(68,623)	139,043
Reversal of Reserve for Possible Losses on Investments	33	167	(3,360)	3,528

Income before Income Taxes	34	443,513	(218,904)	662,417
Income Taxes - Current	35	(38)	8	(46)
- Deferred	36	(120,343)	(17,138)	(103,205)

Net Income	37	323,131	(236,034)	559,165

*  Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion were included for Fiscal 2005 due to the simple aggregation of MHCB (non-consolidated) and its revitalization subsidiaries.

Credit-related Costs	38	62,348	(41,305)	103,653

* Credit-related Costs [38]  = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General

                                                 Reserve for Possible Losses on Loans [20] – Reversal of Reserves for Possible Losses

                                                 on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	39	139,193	126,542	12,650
Losses on Write-offs of Loans	40	30,967	13,409	17,557
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(135,415)	(231,532)	96,117
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	168	(2,067)	2,236
Reversal of (Provision for) Reserve for Contingencies	43	27,917	51,366	(23,449)
Other (including Losses on Sales of Loans)	44	(482)	976	(1,459)

Total	45	62,348	(41,305)	103,653

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset)

Non-Consolidated

		(Millions of yen)
		Fiscal 2006	Change	Fiscal 2005
Gross Profits	1	173,869	8,935	164,934
Domestic Gross Profits	2	172,481	4,338	168,143
Net Interest Income	3	50,506	3,281	47,225
Fiduciary Income	4	66,134	(11,813)	77,948
Credit Costs for Trust Accounts	5	—	1,401	(1,401)
Net Fee and Commission Income	6	48,671	6,047	42,623
Net Trading Income	7	3,232	4,270	(1,037)
Net Other Operating Income	8	3,935	2,552	1,383
International Gross Profits	9	1,388	4,596	(3,208)
Net Interest Income	10	1,685	3,184	(1,498)
Net Fee and Commission Income	11	(61)	38	(100)
Net Trading Income	12	(2,346)	(4,385)	2,039
Net Other Operating Income	13	2,110	5,759	(3,649)
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(87,755)	(9,794)	(77,960)
Expense Ratio	15	50.4%	3.6%	46.8%
Personnel Expenses	16	(29,262)	(534)	(28,727)
Non-Personnel Expenses	17	(55,531)	(9,613)	(45,918)
Premium for Deposit Insurance	18	(2,766)	282	(3,049)
Miscellaneous Taxes	19	(2,961)	353	(3,314)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	86,114	(2,260)	88,374
Excluding Net Gains (Losses) related to Bonds	21	79,971	(10,982)	90,953
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	3,156	3,156	—

Net Business Profits	23	89,270	2,297	86,973
Net Gains (Losses) related to Bonds	24	6,143	8,721	(2,578)
Net Non-Recurring Gains (Losses)	25	(9,473)	7,824	(17,297)
Net Gains (Losses) related to Stocks	26	18,778	10,805	7,972
Expenses related to Portfolio Problems	27	(23,661)	(8,142)	(15,518)
Other	28	(4,589)	5,162	(9,752)

Ordinary Profits	29	79,797	10,121	69,676
Net Extraordinary Gains (Losses)	30	789	7,937	(7,148)
Net Gains (Losses) on Disposition of Fixed Assets	31	(517)	(961)	443
Losses on Impairment of Fixed Assets	32	(21)	2,108	(2,129)
Gains (Losses) related to Retirement Benefits	33	—	686	(686)
Reversal of Reserves for Possible Losses on Loans, etc.	34	340	(8,752)	9,093
Reversal of Reserve for Possible Losses on Investments	35	—	—	—

Income before Income Taxes	36	80,586	18,059	62,527
Income Taxes - Current	37	(25)	15	(40)
- Deferred	38	(11,743)	9,478	(21,222)

Net Income	39	68,817	27,554	41,263

* Net Business Profits  (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20]

                                      = Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] -

                                         Credit Costs for Trust Accounts [5]

Credit-related Costs	40	(20,164)	(12,338)	(7,826)

* Credit-related Costs [40]  = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [34] +

                                                 Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	41	—	1,401	(1,401)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	3,156	6,283	(3,126)
Losses on Write-offs of Loans	43	(3,614)	(2,191)	(1,423)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(20,065)	(32,105)	12,040
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	197	17	179
Reversal of (Provision for) Reserve for Contingencies	46	340	12,350	(12,010)
Other (including Losses on Sales of Loans)	47	(178)	1,905	(2,084)

Total	48	(20,164)	(12,338)	(7,826)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

		(%)
		Fiscal 2006	Change	Fiscal 2005
Return on Interest-Earning Assets	1	1.15	0.02	1.12
Return on Loans and Bills Discounted	2	1.40	0.10	1.29
Return on Securities	3	0.88	(0.06)	0.94
Cost of Funding (including Expenses)	4	0.94	0.16	0.77
Cost of Deposits and Debentures (including Expenses)	5	1.02	0.12	0.90
Cost of Deposits and Debentures	6	0.16	0.07	0.08
Cost of Other External Liabilities	7	0.40	0.24	0.15
Net Interest Margin (1)-(4)	8	0.21	(0.14)	0.35
Loan and Deposit Rate Margin (including Expenses) (2)-(5)	9	0.37	(0.02)	0.39
Loan and Deposit Rate Margin (2)-(6)	10	1.24	0.02	1.21
* Return on Loans and Bills Discounted excludes loans to MHFG. * Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	11	1.50	0.09	1.41
Loan and Deposit Rate Margin (including Expenses) (11)-(5)	12	0.47	(0.03)	0.51
Loan and Deposit Rate Margin (11)-(6)	13	1.34	0.01	1.32

Mizuho Bank
Return on Interest-Earning Assets	14	1.19	0.14	1.05
Return on Loans and Bills Discounted	15	1.62	0.07	1.54
Return on Securities	16	0.65	0.30	0.35
Cost of Funding (including Expenses)	17	1.01	0.13	0.87
Cost of Deposits and Debentures (including Expenses)	18	1.03	0.10	0.93
Cost of Deposits and Debentures	19	0.10	0.07	0.02
Cost of Other External Liabilities	20	0.52	0.27	0.24
Net Interest Margin (14)-(17)	21	0.18	0.00	0.18
Loan and Deposit Rate Margin (including Expenses) (15)-(18)	22	0.59	(0.02)	0.61
Loan and Deposit Rate Margin (15)-(19)	23	1.51	(0.00)	1.51
* Return on Loans and Bills Discounted excludes loans to MHFG. * Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	24	1.76	0.06	1.70
Loan and Deposit Rate Margin (including Expenses) (24)-(18)	25	0.73	(0.03)	0.77
Loan and Deposit Rate Margin (24)-(19)	26	1.66	(0.01)	1.67

Mizuho Corporate Bank
Return on Interest-Earning Assets	27	1.07	(0.18)	1.26
Return on Loans and Bills Discounted	28	1.02	0.14	0.88
Return on Securities	29	1.31	(0.83)	2.14
Cost of Funding (including Expenses)	30	0.80	0.22	0.58
Cost of Deposits and Debentures (including Expenses)	31	1.00	0.19	0.81
Cost of Deposits and Debentures	32	0.32	0.08	0.23
Cost of Other External Liabilities	33	0.37	0.24	0.12
Net Interest Margin (27)-(30)	34	0.26	(0.40)	0.67
Loan and Deposit Rate Margin (including Expenses) (28)-(31)	35	0.01	(0.04)	0.06
Loan and Deposit Rate Margin (28)-(32)	36	0.70	0.05	0.64
* Return on Loans and Bills Discounted excludes loans to MHFG. * Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted	37	1.06	0.12	0.94
Loan and Deposit Rate Margin (including Expenses) (37)-(31)	38	0.06	(0.06)	0.12
Loan and Deposit Rate Margin (37)-(32)	39	0.74	0.03	0.71

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets	40	1.34	0.07	1.26
Return on Loans and Bills Discounted	41	1.53	(0.04)	1.57
Return on Securities	42	1.19	0.39	0.80
Cost of Funding	43	0.36	0.11	0.25
Cost of Deposits	44	0.32	0.15	0.16
Net Interest Margin (40)-(43)	45	0.97	(0.03)	1.01
Loan and Deposit Rate Margin (41)-(44)	46	1.21	(0.20)	1.41

* 3 domestic accounts =	banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).
* Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2006		Change		Fiscal 2005
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	111,025,153	1.82	3,194,405	0.22	107,830,747	1.60
Loans and Bills Discounted	62,127,340	1.90	3,706,357	0.29	58,420,982	1.61
Securities	34,285,656	1.63	(3,753,673)	0.08	38,039,329	1.54
Source of Funds	111,166,387	1.01	487,893	0.40	110,678,494	0.61
Deposits	70,047,522	0.68	1,572,683	0.31	68,474,838	0.37
NCDs	10,468,972	1.01	692,264	0.77	9,776,707	0.24
Debentures	5,697,077	0.60	(1,648,182)	(0.05)	7,345,260	0.66
Call Money	8,116,599	0.46	1,181,161	0.36	6,935,437	0.10
Payables under Repurchase Agreements	6,067,834	3.85	(241,132)	1.25	6,308,967	2.59
Bills Sold	436,214	0.02	(2,641,357)	0.02	3,077,571	0.00
Commercial Paper	—	—	(15,246)	(0.02)	15,246	0.02
Borrowed Money	4,937,042	3.09	1,334,062	(0.44)	3,602,980	3.54

(Domestic Operations)
Use of Funds	87,586,598	1.15	(417,780)	0.02	88,004,379	1.12
Loans and Bills Discounted	53,160,919	1.39	1,497,322	0.09	51,663,597	1.29
Securities	25,676,307	0.88	(4,433,587)	(0.06)	30,109,895	0.94
Source of Funds	88,364,333	0.23	(3,246,951)	0.12	91,611,285	0.10
Deposits	58,130,794	0.10	(1,997)	0.08	58,132,792	0.02
NCDs	8,888,526	0.26	(341,055)	0.23	9,229,581	0.02
Debentures	5,697,077	0.60	(1,634,949)	(0.05)	7,332,026	0.65
Call Money	7,826,985	0.29	1,010,568	0.26	6,816,416	0.02
Payables under Repurchase Agreements	786,785	0.29	(372,548)	0.29	1,159,334	0.00
Bills Sold	436,214	0.02	(2,641,357)	0.02	3,077,571	0.00
Commercial Paper	—	—	(15,246)	(0.02)	15,246	0.02
Borrowed Money	2,086,228	0.93	1,182,294	(0.87)	903,934	1.81

(International Operations)
Use of Funds	23,648,459	4.31	2,877,270	0.74	20,771,188	3.57
Loans and Bills Discounted	8,966,420	4.97	2,209,035	0.87	6,757,385	4.09
Securities	8,609,348	3.85	679,914	0.05	7,929,434	3.79
Source of Funds	23,011,958	4.03	2,999,929	1.10	20,012,028	2.93
Deposits	11,916,727	3.51	1,574,681	1.16	10,342,046	2.34
NCDs	1,580,446	5.25	1,033,320	1.31	547,126	3.94
Debentures	—	—	(13,233)	(3.73)	13,233	3.73
Call Money	289,613	5.29	170,593	0.95	119,020	4.33
Payables under Repurchase Agreements	5,281,049	4.38	131,416	1.20	5,149,632	3.18
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,850,813	4.67	151,768	0.55	2,699,045	4.11

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2006		Change		Fiscal 2005
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	58,750,503	1.27	176,954	0.15	58,573,549	1.11
Loans and Bills Discounted	33,578,888	1.60	1,103,040	0.07	32,475,847	1.53
Securities	17,701,649	0.77	(3,348,605)	0.32	21,050,255	0.45
Source of Funds	59,925,433	0.25	(1,605,195)	0.11	61,530,629	0.13
Deposits	50,679,122	0.15	745,394	0.09	49,933,728	0.05
NCDs	2,365,704	0.18	(1,034,626)	0.14	3,400,330	0.03
Debentures	1,823,798	0.13	(386,471)	(0.01)	2,210,270	0.15
Call Money	1,442,847	0.21	(120,439)	0.20	1,563,286	0.00
Payables under Repurchase Agreements	138,653	0.30	(225,659)	0.29	364,313	0.00
Bills Sold	66,110	0.01	(586,140)	0.01	652,251	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,305,033	2.91	41,840	0.20	1,263,193	2.71

(Domestic Operations)
Use of Funds	56,597,243	1.19	154,423	0.14	56,442,819	1.05
Loans and Bills Discounted	33,270,340	1.59	1,052,065	0.06	32,218,275	1.53
Securities	16,797,351	0.65	(3,360,757)	0.30	20,158,108	0.35
Source of Funds	57,843,084	0.14	(1,621,306)	0.10	59,464,390	0.04
Deposits	49,781,621	0.10	808,948	0.08	48,972,672	0.02
NCDs	2,364,106	0.18	(1,034,536)	0.14	3,398,642	0.03
Debentures	1,823,798	0.13	(386,471)	(0.01)	2,210,270	0.15
Call Money	1,442,847	0.21	(120,439)	0.20	1,563,286	0.00
Payables under Repurchase Agreements	138,653	0.30	(225,659)	0.29	364,313	0.00
Bills Sold	66,110	0.01	(586,140)	0.01	652,251	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	528,821	1.51	144,360	(0.37)	384,461	1.89

(International Operations)
Use of Funds	2,175,069	3.16	(215,183)	0.83	2,390,253	2.33
Loans and Bills Discounted	308,547	2.55	50,975	0.42	257,572	2.12
Securities	904,298	3.00	12,151	0.34	892,146	2.66
Source of Funds	2,104,158	3.25	(221,603)	0.72	2,325,762	2.52
Deposits	897,501	3.13	(63,554)	1.22	961,055	1.90
NCDs	1,597	0.29	(90)	0.21	1,688	0.07
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	776,211	3.86	(102,520)	0.79	878,732	3.07

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2006		Change		Fiscal 2005
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	52,274,649	2.45	3,017,450	0.26	49,257,198	2.19
Loans and Bills Discounted	28,548,452	2.26	2,603,316	0.54	25,945,135	1.71
Securities	16,584,006	2.54	(405,067)	(0.35)	16,989,074	2.89
Source of Funds	51,240,953	1.90	2,093,088	0.69	49,147,865	1.21
Deposits	19,368,399	2.06	827,289	0.84	18,541,109	1.21
NCDs	8,103,268	1.26	1,726,891	0.90	6,376,376	0.35
Debentures	3,873,278	0.82	(1,261,711)	(0.05)	5,134,989	0.88
Call Money	6,673,751	0.52	1,301,601	0.39	5,372,150	0.12
Payables under Repurchase Agreements	5,929,181	3.93	(15,472)	1.17	5,944,653	2.75
Bills Sold	370,103	0.03	(2,055,217)	0.02	2,425,320	0.00
Commercial Paper	—	—	(15,246)	(0.02)	15,246	0.02
Borrowed Money	3,632,008	3.16	1,292,221	(0.82)	2,339,787	3.98

(Domestic Operations)
Use of Funds	30,989,354	1.07	(572,204)	(0.18)	31,561,559	1.26
Loans and Bills Discounted	19,890,579	1.04	445,256	0.14	19,445,322	0.89
Securities	8,878,956	1.31	(1,072,830)	(0.83)	9,951,786	2.14
Source of Funds	30,521,249	0.38	(1,625,645)	0.16	32,146,894	0.22
Deposits	8,349,173	0.10	(810,945)	0.09	9,160,119	0.01
NCDs	6,524,420	0.29	693,481	0.27	5,830,938	0.01
Debentures	3,873,278	0.82	(1,248,477)	(0.04)	5,121,756	0.87
Call Money	6,384,137	0.30	1,131,007	0.27	5,253,130	0.03
Payables under Repurchase Agreements	648,131	0.29	(146,889)	0.28	795,021	0.00
Bills Sold	370,103	0.03	(2,055,217)	0.02	2,425,320	0.00
Commercial Paper	—	—	(15,246)	(0.02)	15,246	0.02
Borrowed Money	1,557,407	0.73	1,037,933	(1.01)	519,473	1.75

(International Operations)
Use of Funds	21,473,389	4.43	3,092,454	0.70	18,380,935	3.73
Loans and Bills Discounted	8,657,872	5.05	2,158,059	0.88	6,499,813	4.17
Securities	7,705,049	3.95	667,762	0.01	7,037,287	3.94
Source of Funds	20,907,799	4.11	3,221,532	1.12	17,686,266	2.98
Deposits	11,019,226	3.54	1,638,235	1.14	9,380,990	2.39
NCDs	1,578,848	5.26	1,033,410	1.30	545,437	3.95
Debentures	—	—	(13,233)	(3.73)	13,233	3.73
Call Money	289,613	5.29	170,593	0.95	119,020	4.33
Payables under Repurchase Agreements	5,281,049	4.38	131,416	1.20	5,149,632	3.18
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,074,601	4.98	254,288	0.35	1,820,313	4.62

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2006		Change		Fiscal 2005
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	5,633,658	1.47	199,286	0.14	5,434,371	1.33
Loans and Bills Discounted	3,620,773	1.54	271,677	(0.01)	3,349,096	1.55
Securities	1,567,166	1.51	(162,604)	0.43	1,729,771	1.08
Source of Funds	5,545,086	0.56	124,527	0.04	5,420,559	0.51
Deposits	2,712,367	0.38	346,762	0.14	2,365,605	0.24
NCDs	527,193	0.32	(42,475)	0.26	569,669	0.05
Debentures	—	—	—	—	—	—
Call Money	674,691	0.43	18,955	0.30	655,736	0.13
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	56,238	0.02	(152,633)	0.01	208,872	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	87,160	1.16	17,944	(0.23)	69,216	1.40

(Domestic Operations)
Use of Funds	5,457,042	1.35	361,270	0.10	5,095,772	1.24
Loans and Bills Discounted	3,602,844	1.52	288,012	(0.02)	3,314,832	1.55
Securities	1,312,760	1.13	(56,559)	0.37	1,369,320	0.75
Source of Funds	5,364,041	0.43	286,152	0.09	5,077,888	0.33
Deposits	2,695,352	0.37	343,806	0.13	2,351,546	0.23
NCDs	527,193	0.32	(42,475)	0.26	569,669	0.05
Debentures	—	—	—	—	—	—
Call Money	654,560	0.29	18,581	0.27	635,978	0.01
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	56,238	0.02	(152,633)	0.01	208,872	0.00
Commercial Paper	—	—	—	—	—	—
Borrowed Money	76,717	0.86	73,723	(0.98)	2,993	1.84

(International Operations)
Use of Funds	360,608	2.83	(122,087)	0.88	482,695	1.95
Loans and Bills Discounted	17,929	4.08	(16,334)	1.91	34,263	2.16
Securities	254,405	3.50	(106,044)	1.17	360,450	2.33
Source of Funds	365,038	2.34	(121,728)	0.09	486,767	2.24
Deposits	17,015	3.22	2,956	1.18	14,058	2.03
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	20,131	5.13	373	1.17	19,757	3.96
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	10,443	3.40	(55,778)	2.02	66,222	1.38

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

	(Millions of yen)
	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Bonds	25,648	126,588	(100,939)
Gains on Sales and Others	80,239	10,459	69,779
Losses on Sales and Others	(54,010)	50,826	(104,836)
Devaluation	(58)	75,656	(75,715)
Reversal of (Provision for) Reserve for Possible Losses on Investments	95	(3,120)	3,216
Gains (Losses) on Derivatives other than for Trading	(617)	(7,233)	6,615

*	Figures for Fiscal 2005 do not include losses of ¥85,305 million related to Japanese Bonds etc. (included in Non-Recurring Losses).
*	Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Stocks	(115,281)	(320,489)	205,207
Gains on Sales	217,312	(20,959)	238,272
Losses on Sales	(2,386)	3,946	(6,332)
Devaluation	(330,643)	(302,120)	(28,523)
Reversal of (Provision for) Reserve for Possible Losses on Investments	94	(5,395)	5,490
Gains (Losses) on Derivatives other than for Trading	341	4,040	(3,699)
* Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains). Mizuho Bank (including past figures for its former revitalization subsidiary)

	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Bonds	(18,677)	69,345	(88,022)
Gains on Sales and Others	11,176	1,177	9,998
Losses on Sales and Others	(29,502)	(6,809)	(22,693)
Devaluation	—	75,408	(75,408)
Reversal of (Provision for) Reserve for Possible Losses on Investments	71	(62)	133
Gains (Losses) on Derivatives other than for Trading	(422)	(368)	(53)

*	Figures for Fiscal 2005 do not include losses of ¥52,804 million related to Japanese Bonds etc. (included in Non-Recurring Losses).
*	Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Stocks	(165,139)	(186,277)	21,138
Gains on Sales	20,102	(3,601)	23,704
Losses on Sales	(1,462)	(855)	(606)
Devaluation	(183,624)	(176,620)	(7,004)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(41)	(5,086)	5,044
Gains (Losses) on Derivatives other than for Trading	(113)	(113)	—
* Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries)

	(Millions of yen)
	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Bonds	38,182	48,520	(10,338)
Gains on Sales and Others	63,085	5,595	57,489
Losses on Sales and Others	(24,417)	52,310	(76,728)
Devaluation	(57)	239	(297)
Reversal of (Provision for) Reserve for Possible Losses on Investments	24	(3,058)	3,082
Gains (Losses) on Derivatives other than for Trading	(451)	(6,566)	6,115

*  Figures for Fiscal 2005 do not include losses of ¥32,500 million related to Japanese Bonds etc. (included in Non-Recurring Losses).

*  Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Stocks	31,079	(145,017)	176,096
Gains on Sales	177,084	(28,873)	205,957
Losses on Sales	(786)	4,848	(5,634)
Devaluation	(145,816)	(124,843)	(20,973)
Reversal of (Provision for) Reserve for Possible Losses on Investments	143	(302)	445
Gains (Losses) on Derivatives other than for Trading	454	4,153	(3,699)
* Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains). Mizuho Trust & Banking (including past figures for its former revitalization subsidiary)

	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Bonds	6,143	8,721	(2,578)
Gains on Sales and Others	5,977	3,686	2,291
Losses on Sales and Others	(90)	5,325	(5,415)
Devaluation	(0)	9	(9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	255	(298)	554

	Fiscal 2006	Change	Fiscal 2005
Net Gains (Losses) related to Stocks	18,778	10,805	7,972
Gains on Sales	20,125	11,515	8,610
Losses on Sales	(138)	(46)	(91)
Devaluation	(1,202)	(657)	(545)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(7)	(7)	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of March 31, 2007				As of September 30, 2006			As of March 31, 2006
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	30,730,779	2,441,121	2,803,332	362,210	2,038,326	2,394,785	356,459	2,149,732	2,575,989	426,256
Japanese Stocks	6,010,844	2,693,783	2,741,841	48,058	2,291,377	2,334,534	43,157	2,462,379	2,492,771	30,391
Japanese Bonds	15,397,175	(157,458)	3,953	161,412	(156,187)	7,881	164,069	(260,624)	1,166	261,790
Japanese Government Bonds	14,521,005	(152,314)	2,026	154,340	(149,404)	6,202	155,606	(250,402)	280	250,683
Other	9,322,758	(95,203)	57,536	152,740	(96,864)	52,369	149,233	(52,023)	82,050	134,074

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the consolidated balance sheet and the acquisition cost.
*	Unrealized Gains /Losses include ¥3,935 million, ¥(15,617) million and ¥(51,680) million, which were recognized in the statement of income for March 31, 2007, September 30, 2006 and March 31, 2006, respectively, by applying the fair-value hedge method.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2007, September 30, 2006 and March 31, 2006 are ¥2,437,185 million, ¥2,053,943 million and ¥2,201,412 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of March 31, 2007, September 30, 2006 and March 31, 2006 are ¥1,550,628 million, ¥1,196,840 million and ¥1,279,216 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Millions of yen)
	As of March 31, 2007				As of September 30, 2006			As of March 31, 2006
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	1,337,447	(8,063)	0	8,064	(9,375)	95	9,471	(15,671)	96	15,767
Non-Consolidated (1) Other Securities (which have readily determinable fair value) Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of March 31, 2007				As of September 30, 2006			As of March 31, 2006
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	30,124,765	2,356,868	2,717,122	360,254	1,961,131	2,317,099	355,967	2,058,143	2,484,814	426,670
Japanese Stocks	5,965,278	2,609,834	2,656,650	46,815	2,210,579	2,254,100	43,521	2,366,466	2,398,768	32,302
Japanese Bonds	15,186,489	(157,254)	3,949	161,203	(155,962)	7,882	163,845	(259,992)	1,167	261,159
Japanese Government Bonds	14,287,008	(151,940)	2,025	153,966	(148,943)	6,201	155,145	(249,412)	275	249,687
Other	8,972,997	(95,712)	56,523	152,235	(93,484)	55,116	148,601	(48,330)	84,879	133,209

Mizuho Bank
Other Securities	11,334,710	380,618	481,796	101,178	327,222	427,693	100,470	335,847	478,989	143,141
Japanese Stocks	1,379,097	446,577	466,982	20,405	386,276	405,420	19,144	437,761	450,239	12,478
Japanese Bonds	9,205,096	(72,167)	2,184	74,352	(70,622)	6,322	76,945	(129,159)	441	129,601
Japanese Government Bonds	8,814,421	(70,450)	1,749	72,199	(68,453)	5,909	74,363	(124,940)	273	125,214
Other	750,515	6,208	12,629	6,420	11,568	15,949	4,381	27,245	28,307	1,061

Mizuho Corporate Bank
Other Securities	17,218,428	1,787,186	2,013,717	226,531	1,459,721	1,686,867	227,146	1,542,880	1,787,557	244,677
Japanese Stocks	4,176,699	1,944,320	1,969,423	25,103	1,622,959	1,646,733	23,773	1,712,020	1,731,678	19,658
Japanese Bonds	5,065,919	(58,724)	1,707	60,432	(61,556)	1,459	63,016	(96,958)	552	97,510
Japanese Government Bonds	4,630,085	(55,617)	276	55,893	(57,383)	273	57,656	(91,384)	1	91,386
Other	7,975,809	(98,408)	42,586	140,994	(101,681)	38,674	140,356	(72,181)	55,325	127,507

Mizuho Trust & Banking
Other Securities	1,571,627	189,063	221,608	32,544	174,187	202,537	28,350	179,416	218,268	38,852
Japanese Stocks	409,482	218,937	220,244	1,306	201,343	201,946	603	216,684	216,850	165
Japanese Bonds	915,473	(26,362)	56	26,418	(23,783)	99	23,883	(33,874)	172	34,046
Japanese Government Bonds	842,502	(25,873)	0	25,873	(23,106)	18	23,125	(33,086)	0	33,086
Other	246,671	(3,512)	1,307	4,819	(3,371)	491	3,863	(3,393)	1,246	4,640

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the balance sheet and the acquisition cost.
*	Unrealized Gains /Losses include ¥3,935 million, ¥(15,617) million and ¥(51,680) million, which were recognized in the statement of income for March 31, 2007, September 30, 2006 and March 31, 2006, respectively, by applying the fair-value hedge method.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2007, September 30, 2006 and March 31, 2006 are ¥2,352,932 million, ¥1,976,749 million and ¥2,109,824 million , respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of March 31, 2007, September 30, 2006 and March 31, 2006 are as follows:

	(Millions of yen)
	As of March 31, 2007	As of September 30, 2006	As of March 31, 2006
Aggregated Figures	1,529,195	1,173,468	1,252,446
Mizuho Bank	251,748	193,755	206,353
Mizuho Corporate Bank	1,135,629	876,244	939,519
Mizuho Trust & Banking	141,816	103,468	106,573

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2007				As of September 30, 2006			As of March 31, 2006
		Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
	Book Value		Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	1,337,447	(8,063)	0	8,064	(9,375)	95	9,471	(15,671)	96	15,767
Mizuho Bank	1,337,447	(8,063)	0	8,064	(9,375)	95	9,471	(15,671)	96	15,767
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value) Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2007				As of September 30, 2006			As of March 31, 2006
		Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
	Book Value		Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	78,783	130,942	130,942	—	104,664	104,664	—	170,068	170,068	—
Mizuho Bank	67,098	90,978	90,978	—	77,740	77,740	—	129,003	129,003	—
Mizuho Corporate Bank	11,684	39,963	39,963	—	26,924	26,924	—	41,064	41,064	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)
Investments in Subsidiaries and Affiliates	137,171	785,251	785,251	—	797,257	797,257	—	1,107,847	1,107,847	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2007			As of September 30, 2006	As of March 31, 2006
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2006	Change from March 31, 2006
Other Securities	2,437,185	383,242	235,773	2,053,943	2,201,412
Japanese Stocks	2,693,783	402,406	231,403	2,291,377	2,462,379
Japanese Bonds	(164,160)	(4,228)	70,320	(159,931)	(234,480)
Japanese Government Bonds	(159,869)	(5,432)	70,828	(154,437)	(230,698)
Other	(92,437)	(14,935)	(65,950)	(77,501)	(26,486)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2007			As of September 30, 2006	As of March 31, 2006
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2006	Change from March 31, 2006
Other Securities	2,352,932	376,183	243,108	1,976,749	2,109,824
Japanese Stocks	2,609,834	399,255	243,368	2,210,579	2,366,466
Japanese Bonds	(163,956)	(4,248)	69,892	(159,707)	(233,848)
Japanese Government Bonds	(159,496)	(5,519)	70,211	(153,976)	(229,707)
Other	(92,945)	(18,823)	(70,152)	(74,122)	(22,793)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Consolidated

	(Billions of yen)
	Maturity as of March 31, 2007				Change				Maturity as of March 31, 2006
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,648.5	7,704.1	2,501.0	1,801.7	(4,193.5)	(92.4)	(681.3)	275.1	10,842.0	7,796.5	3,182.4	1,526.5
Japanese Government Bonds	6,244.0	5,782.6	2,050.4	1,412.8	(4,294.6)	(142.0)	(676.9)	138.9	10,538.7	5,924.6	2,727.3	1,273.8
Japanese Local Government Bonds	4.0	89.8	36.9	8.2	0.5	(5.4)	(31.4)	(0.4)	3.5	95.3	68.3	8.7
Japanese Short-term Corporate Bonds	6.9	—	—	—	1.5	—	—	—	5.3	—	—	—
Japanese Corporate Bonds	393.4	1,831.6	413.6	380.6	99.1	55.0	26.9	136.6	294.3	1,776.6	386.6	243.9
Other	1,180.7	4,208.0	2,911.2	3,838.1	548.8	1,073.3	1,482.1	783.0	631.8	3,134.7	1,429.0	3,055.1

Non-Consolidated Aggregated Figures of the 3 Banks
	(Billions of yen)
	Maturity as of March 31, 2007				Change				Maturity as of March 31, 2006
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,460.3	7,750.1	2,472.4	1,801.7	(4,217.9)	(124.1)	(682.1)	275.1	10,678.2	7,874.2	3,154.5	1,526.5
Japanese Government Bonds	6,043.7	5,777.6	2,021.8	1,412.8	(4,323.5)	(142.0)	(677.6)	138.9	10,367.2	5,919.6	2,699.5	1,273.8
Japanese Local Government Bonds	4.0	89.8	36.9	8.2	0.5	(5.4)	(31.4)	(0.4)	3.5	95.3	68.3	8.7
Japanese Corporate Bonds	412.5	1,882.6	413.6	380.6	105.0	23.3	26.9	136.6	307.4	1,859.3	386.6	243.9
Other	1,019.2	4,036.1	2,864.1	3,836.2	560.4	1,035.5	1,491.5	785.5	458.8	3,000.5	1,372.5	3,050.6

Mizuho Bank
Japanese Bonds	5,018.8	5,203.8	1,073.2	842.3	(4,065.5)	(595.8)	(931.3)	171.6	9,084.4	5,799.7	2,004.5	670.6
Japanese Government Bonds	4,743.6	3,570.5	732.0	737.1	(4,140.8)	(663.3)	(932.2)	107.4	8,884.5	4,233.8	1,664.3	629.7
Japanese Local Government Bonds	1.1	81.7	31.4	—	(0.6)	(2.4)	(30.3)	—	1.7	84.2	61.7	—
Japanese Corporate Bonds	274.1	1,551.5	309.7	105.1	75.9	69.9	31.2	64.2	198.1	1,481.6	278.4	40.9
Other	112.9	1,035.2	801.4	1,411.9	61.3	(182.5)	581.4	613.4	51.6	1,217.8	220.0	798.4

Mizuho Corporate Bank
Japanese Bonds	1,393.0	2,162.4	1,114.6	693.4	26.7	385.6	181.3	147.1	1,366.2	1,776.7	933.3	546.2
Japanese Government Bonds	1,300.0	1,889.6	1,023.3	416.9	17.2	402.2	180.5	82.5	1,282.7	1,487.4	842.7	334.4
Japanese Local Government Bonds	1.4	1.4	1.9	8.2	(0.0)	(1.2)	(0.3)	(0.4)	1.4	2.7	2.2	8.7
Japanese Corporate Bonds	91.6	271.2	89.3	268.1	9.5	(15.3)	1.0	65.0	82.0	286.5	88.2	203.0
Other	900.0	2,920.9	1,918.8	2,424.2	505.4	1,223.8	852.5	172.1	394.5	1,697.1	1,066.2	2,252.1

Mizuho Trust & Banking
Japanese Bonds	48.4	383.8	284.5	266.0	(179.1)	86.0	67.8	(43.6)	227.6	297.7	216.6	309.6
Japanese Government Bonds	0.0	317.4	266.3	258.7	(199.9)	119.0	74.0	(50.9)	199.9	198.3	192.3	309.6
Japanese Local Government Bonds	1.5	6.6	3.5	—	1.1	(1.7)	(0.7)	—	0.4	8.3	4.3	—
Japanese Corporate Bonds	46.8	59.8	14.5	7.3	19.6	(31.2)	(5.4)	7.3	27.2	91.1	20.0	—
Other	6.1	79.8	143.9	—	(6.3)	(5.7)	57.5	—	12.5	85.5	86.3	—

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

■	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of March 31, 2007				Change				As of March 31, 2006
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	5,371.6	12,960.3	2,624.0	20,956.0	(871.2)	433.0	3.3	(434.7)	6,242.8	12,527.2	2,620.6	21,390.8
Receive Float / Pay Fixed	1,583.6	3,822.9	1,078.6	6,485.2	(2,914.0)	(1,234.4)	(1,174.1)	(5,322.6)	4,497.6	5,057.4	2,252.8	11,807.9
Receive Float / Pay Float	557.4	561.9	24.8	1,144.1	(777.9)	(557.4)	—	(1,335.3)	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	7,512.7	17,345.1	3,727.5	28,585.4	(4,563.1)	(1,358.8)	(1,170.8)	(7,092.8)	12,075.8	18,704.0	4,898.3	35,678.2

Mizuho Bank
Receive Fixed / Pay Float	167.9	3,950.9	573.2	4,692.1	(1,557.1)	(1,471.1)	(73.9)	(3,102.2)	1,725.0	5,422.1	647.2	7,794.3
Receive Float / Pay Fixed	52.3	50.0	209.9	312.2	(1,929.0)	(2.3)	209.9	(1,721.4)	1,981.3	52.3	—	2,033.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	220.2	4,000.9	783.1	5,004.3	(3,486.1)	(1,473.4)	135.9	(4,823.7)	3,706.3	5,474.4	647.2	9,828.0

Mizuho Corporate Bank
Receive Fixed / Pay Float	5,183.7	8,864.3	1,900.7	15,948.8	763.8	1,809.2	(12.6)	2,560.4	4,419.8	7,055.0	1,913.4	13,388.4
Receive Float / Pay Fixed	1,461.3	3,662.9	818.7	5,943.0	(1,054.9)	(1,092.1)	(1,369.0)	(3,516.1)	2,516.2	4,755.1	2,187.8	9,459.2
Receive Float / Pay Float	557.4	561.9	24.8	1,144.1	(777.9)	(557.4)	—	(1,335.3)	1,335.3	1,119.3	24.8	2,479.4
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	7,202.5	13,089.2	2,744.3	23,036.0	(1,068.9)	159.6	(1,381.7)	(2,291.0)	8,271.4	12,929.5	4,126.0	25,327.1

Mizuho Trust & Banking
Receive Fixed / Pay Float	20.0	145.0	150.0	315.0	(78.0)	95.0	90.0	107.0	98.0	50.0	60.0	208.0
Receive Float / Pay Fixed	70.0	110.0	50.0	230.0	70.0	(140.0)	(15.0)	(85.0)	—	250.0	65.0	315.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	90.0	255.0	200.0	545.0	(8.0)	(45.0)	75.0	22.0	98.0	300.0	125.0	523.0

(Reference)
Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting
	(Billions of yen)
	As of March 31, 2007				Change				As of March 31, 2006
	Deferred Hedge Gains/Losses				Deferred Hedge Gains/Losses				Deferred Hedge Gains/Losses
	Gains	Losses			Gains	Losses			Gains	Losses
Aggregated Figures	524.1	732.1	(208.0)		(115.0)	(226.6)	111.6		639.1	958.8	(319.6)
Mizuho Bank	97.0	196.3	(99.3)		(33.8)	(97.6)	63.7		130.9	294.0	(163.1)
Mizuho Corporate Bank	375.5	485.5	(110.0)		(82.7)	(124.9)	42.1		458.3	610.4	(152.1)
Mizuho Trust & Banking	51.5	50.2	1.3		1.6	(4.0)	5.7		49.9	54.3	(4.4)

*	Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

			(Millions of yen)
			As of March 31, 2007	Change	As of March 31, 2006
Projected Benefit Obligations	(A	)	1,106,214	36,585	1,069,628
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	1,593,641	(261,301)	1,854,943
Unrecognized Actuarial Differences	(C	)	21,253	204,164	(182,911)
Prepaid Pension Cost	(D	)	519,004	(93,406)	612,411
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			10,323	315	10,007

Mizuho Bank
Projected Benefit Obligations	(A	)	647,710	24,889	622,820
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	938,426	(132,681)	1,071,108
Unrecognized Actuarial Differences	(C	)	46,799	123,702	(76,903)
Prepaid Pension Cost	(D	)	337,515	(33,868)	371,384
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			—	—	—

Mizuho Corporate Bank
Projected Benefit Obligations	(A	)	336,767	6,823	329,943
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	499,063	(138,790)	637,853
Unrecognized Actuarial Differences	(C	)	(31,644)	84,512	(116,156)
Prepaid Pension Cost	(D	)	130,652	(61,102)	191,754
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			—	—	—

Mizuho Trust & Banking
Projected Benefit Obligations	(A	)	121,736	4,872	116,864
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	156,150	10,169	145,980
Unrecognized Actuarial Differences	(C	)	6,098	(4,049)	10,148
Prepaid Pension Cost	(D	)	50,836	1,563	49,273
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			10,323	315	10,007

3-17

Mizuho Financial Group, Inc.

Expenses related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2006	Change	Fiscal 2005
Service Cost	(15,781)	(1,371)	(14,409)
Interest Cost	(26,740)	(97)	(26,643)
Expected Return on Plan Assets	68,632	18,399	50,233
Accumulation (Amortization) of Unrecognized Actuarial Differences	438	43,363	(42,924)
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	125,961	125,961	—
Other	(5,210)	14,835	(20,046)

Total	147,301	201,092	(53,790)

* Other for Fiscal 2005 includes adjustment of ¥(14,504) million due to the revision of the calculation method related to Employee Retirement Benefits at the beginning of Fiscal 2005.

Mizuho Bank
Service Cost	(10,210)	(759)	(9,451)
Interest Cost	(15,570)	(351)	(15,218)
Expected Return on Plan Assets	39,631	11,049	28,581
Accumulation (Amortization) of Unrecognized Actuarial Differences	(3,391)	25,558	(28,950)
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	70,658	70,658	—
Other	(4,159)	22,714	(26,874)

Total	76,957	128,870	(51,913)

* Other for Fiscal 2005 includes adjustment of ¥(22,417) million due to the revision of the calculation method related to Employee Retirement Benefits at the beginning of Fiscal 2005.

Mizuho Corporate Bank
Service Cost	(3,517)	(381)	(3,136)
Interest Cost	(8,248)	271	(8,519)
Expected Return on Plan Assets	23,600	6,268	17,331
Accumulation (Amortization) of Unrecognized Actuarial Differences	7,276	15,168	(7,892)
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	55,303	55,303	—
Other	(803)	(8,573)	7,770

Total	73,611	68,057	5,553

* Other for Fiscal 2005 includes adjustment of ¥8,599 million due to the revision of the calculation method related to Employee Retirement Benefits at the beginning of Fiscal 2005.

Mizuho Trust & Banking
Service Cost	(2,053)	(231)	(1,822)
Interest Cost	(2,921)	(16)	(2,905)
Expected Return on Plan Assets	5,401	1,081	4,319
Accumulation (Amortization) of Unrecognized Actuarial Differences	(3,445)	2,636	(6,082)
Gains(Losses) on cancellation of Employee Retirement Benefit Trust	—	—	—
Other	(247)	694	(941)

Total	(3,266)	4,164	(7,430)

* Other for Fiscal 2005 includes adjustment of ¥(686) million due to the revision of the calculation method related to Employee Retirement Benefits at the beginning of Fiscal 2005.

Consolidated

	(Millions of yen)
	As of March 31, 2007 (Fiscal 2006)	Change	As of March 31, 2006 (Fiscal 2005)
Projected Benefit Obligations (A)	1,176,329	47,069	1,129,260
Total Fair Value of Plan Assets (B)	1,592,882	(256,652)	1,849,534
Unrecognized Actuarial Differences (C)	36,822	211,468	(174,646)
Prepaid Pension Cost (D)	491,016	(93,227)	584,244
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)	37,641	(975)	38,616

Gains (Expenses) related to Employee Retirement Benefits	137,059	202,006	(64,946)

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio (Basel II)

Consolidated

	(%, Billions of yen)
	As of March 31, 2007 (Preliminary)				As of March 31, 2007 (Preliminary)
	MHFG (BIS Capital Ratio)	MHBK (Domestic Standard)	MHCB (BIS Capital Ratio)	MHTB (BIS Capital Ratio)	(Reference) MHBK (BIS Capital Ratio)
(1) Capital Adequacy Ratio	12.48	11.74	14.01	15.69	11.92
Tier 1 Capital Ratio	6.96	7.11	8.56	8.96	6.85
(2) Tier 1 Capital	4,933.5	2,067.7	3,256.8	359.8	2,067.7
Common Stock and Preferred Stock	1,540.9	650.0	1,070.9	247.2	650.0
Capital Surplus	411.1	762.3	330.3	15.3	762.3
Retained Earnings	1,439.9	386.1	994.0	107.0	386.1
Less: Treasury Stock	32.3	—	—	0.1	—
Less: Dividends (estimate), etc.	101.2	200.0	200.0	8.0	200.0
Unrealized Losses on Other Securities	—	—	—	—	—
Foreign Currency Translation Adjustments	(38.9)	(0.0)	(45.0)	0.1	(0.0)
Minority Interests in Consolidated Subsidiaries	1,726.1	475.7	1,161.7	2.6	475.7
Preferred Stock Issued by Overseas SPCs	1,504.9	417.7	1,087.2	—	417.7
Other	(12.1)	(6.4)	(55.1)	(4.5)	(6.4)
(3) Tier 2 Capital	4,092.6	1,385.6	2,252.1	271.6	1,570.7
Tier 2 Capital Included as Qualifying Capital	4,092.6	1,385.6	2,252.1	271.6	1,570.7
45% of Unrealized Gains on Other Securities	1,100.8		817.1	85.3	185.1
45% of Revaluation Reserve for Land	116.0	86.4	29.5	—	86.4
General Reserve for Possible Losses on Loans, etc.	131.5	62.0	65.9	4.1	62.0
Debt Capital, etc.	2,744.1	1,237.0	1,339.4	182.2	1,237.0
Perpetual Subordinated Debt and Other Debt Capital	785.5	457.7	292.8	42.7	457.7
Subordinated Debt and Redeemable Preferred Stock	1,958.6	779.3	1,046.6	139.5	779.3
Other	—	—	—	—	—
(4) Deductions for Total Risk-based Capital	184.7	40.5	179.4	1.4	40.5
(5) Total Risk-based Capital (2)+(3)-(4)	8,841.3	3,412.8	5,329.5	630.0	3,597.9
(6) Risk-weighted Assets	70,795.4	29,053.6	38,024.4	4,015.2	30,161.4
Assets Exposed to Credit Risk	59,755.0	25,618.9	32,170.7	3,164.1	26,184.6
On-balance Sheet Items	48,718.5	22,745.4	23,454.5	2,970.0	23,311.0
Off-balance Sheet Items	11,036.4	2,873.5	8,716.2	194.0	2,873.5
Market Risk Equivalent Assets	2,186.4	102.1	2,059.8	28.2	102.1
Operational Risk Equivalent Assets	3,877.5	1,986.7	1,480.1	332.5	1,986.7
Adjustment Resulting from Capital Floor Difference	4,976.4	1,345.7	2,313.6	490.2	1,887.9

3-19

Mizuho Financial Group, Inc.

(Reference) Capital Adequacy Ratio (Basel I)

Consolidated

Mizuho Financial Group (BIS Capital Ratio)

	(%, Billions of yen)
	As of March 31, 2007 (Preliminary)	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
(1) Capital Adequacy Ratio	11.58	0.57	(0.04)	11.01	11.62
Tier 1 Capital Ratio	6.17	0.55	0.28	5.62	5.89
(2) Tier 1 Capital	4,945.6	571.2	389.7	4,374.3	4,555.9
(3) Tier 2 Capital	4,461.8	151.5	(92.1)	4,310.3	4,554.0
(4) Deductions for Total Risk-based Capital	121.9	4.5	5.1	117.3	116.7
(5) Total Risk-based Capital (2)+(3)-(4)	9,285.6	718.2	292.3	8,567.4	8,993.2
(6) Risk-weighted Assets	80,118.4	2,327.0	2,780.0	77,791.3	77,338.3

Mizuho Bank (Domestic Standard)
(1) Capital Adequacy Ratio	10.31	(0.14)	0.03	10.45	10.28
Tier 1 Capital Ratio	5.97	(0.19)	0.21	6.16	5.76
(2) Tier 1 Capital	2,074.2	12.6	169.7	2,061.5	1,904.4
(3) Tier 2 Capital	1,540.4	71.0	9.5	1,469.4	1,530.9
(4) Deductions for Total Risk-based Capital	36.1	(0.9)	0.4	37.0	35.6
(5) Total Risk-based Capital (2)+(3)-(4)	3,578.5	84.6	178.8	3,493.9	3,399.6
(6) Risk-weighted Assets	34,705.4	1,285.3	1,649.8	33,420.1	33,055.6

Mizuho Corporate Bank (BIS Capital Ratio)
(1) Capital Adequacy Ratio	12.99	0.18	0.12	12.81	12.87
Tier 1 Capital Ratio	7.66	0.30	0.74	7.36	6.92
(2) Tier 1 Capital	3,257.9	211.1	448.4	3,046.8	2,809.4
(3) Tier 2 Capital	2,366.5	10.8	(137.0)	2,355.7	2,503.5
(4) Deductions for Total Risk-based Capital	106.3	1.7	12.9	104.6	93.3
(5) Total Risk-based Capital (2)+(3)-(4)	5,518.1	220.2	298.4	5,297.8	5,219.6
(6) Risk-weighted Assets	42,476.6	1,123.2	1,933.8	41,353.3	40,542.7

Mizuho Trust & Banking (BIS Capital Ratio)
(1) Capital Adequacy Ratio	14.44	0.75	0.02	13.69	14.42
Tier 1 Capital Ratio	8.04	0.78	0.48	7.26	7.56
(2) Tier 1 Capital	364.3	36.4	27.2	327.8	337.1
(3) Tier 2 Capital	291.0	(0.6)	(15.7)	291.7	306.8
(4) Deductions for Total Risk-based Capital	1.3	0.0	(0.0)	1.3	1.4
(5) Total Risk-based Capital (2)+(3)-(4)	654.0	35.8	11.5	618.2	642.5
(6) Risk-weighted Assets	4,527.0	12.8	72.6	4,514.2	4,454.3

(Reference)
Mizuho Bank (BIS Capital Ratio)
(1) Capital Adequacy Ratio	11.03	(0.09)	0.13	11.12	10.90
Tier 1 Capital Ratio	5.94	(0.23)	0.25	6.17	5.69
(2) Tier 1 Capital	2,074.2	12.6	169.7	2,061.5	1,904.4
(3) Tier 2 Capital	1,810.3	123.8	32.2	1,686.5	1,778.1
(4) Deductions for Total Risk-based Capital	36.1	(0.9)	0.4	37.0	35.6
(5) Total Risk-based Capital (2)+(3)-(4)	3,848.4	137.4	201.6	3,711.0	3,646.8
(6) Risk-weighted Assets	34,870.7	1,501.5	1,421.8	33,369.2	33,448.8

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■	The figures below are presented net of partial direct write-offs.

■	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2007%		Change from September 30, 2006%		Change from March 31, 2006%		As of September 30, 2006%		As of March 31, 2006%
Loans to Bankrupt Obligors	30,838	0.04	(18,083)	(0.02)	(1,983)	(0.00)	48,921	0.07	32,821	0.05
Non-Accrual Delinquent Loans	633,107	0.95	258,001	0.38	178,395	0.26	375,106	0.57	454,712	0.69
Loans Past Due for 3 Months or More	10,458	0.01	(1,012)	(0.00)	(3,536)	(0.00)	11,471	0.01	13,995	0.02
Restructured Loans	517,986	0.78	2,731	(0.00)	(35,387)	(0.06)	515,255	0.79	553,373	0.84
Total	1,192,392	1.80	241,636	0.34	137,488	0.19	950,755	1.46	1,054,903	1.61

Total Loans	65,964,301	100.00	901,571		555,629		65,062,729	100.00	65,408,672	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	518,317		(101,958)		(264,425)		620,276		782,742

Trust Account

	As of March 31, 2007%		Change from September 30, 2006%		Change from March 31, 2006%		As of September 30, 2006%		As of March 31, 2006%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	7,708	14.58	889	4.23	7,708	14.58	6,819	10.34	—	—
Loans Past Due for 3 Months or More	121	0.22	(2)	0.04	121	0.22	123	0.18	—	—
Restructured Loans	—	—	(35)	(0.05)	(39)	(0.03)	35	0.05	39	0.03
Total	7,829	14.80	851	4.21	7,790	14.76	6,978	10.59	39	0.03

Total Loans	52,869	100.00	(13,024)		(45,513)		65,894	100.00	98,383	100.00

Consolidated + Trust Account

	As of March 31, 2007%		Change from September 30, 2006%		Change from March 31, 2006%		As of September 30, 2006%		As of March 31, 2006%
Loans to Bankrupt Obligors	30,838	0.04	(18,083)	(0.02)	(1,983)	(0.00)	48,921	0.07	32,821	0.05
Non-Accrual Delinquent Loans	640,816	0.97	258,890	0.38	186,103	0.27	381,925	0.58	454,712	0.69
Loans Past Due for 3 Months or More	10,580	0.01	(1,015)	(0.00)	(3,414)	(0.00)	11,595	0.01	13,995	0.02
Restructured Loans	517,986	0.78	2,695	(0.00)	(35,426)	(0.06)	515,291	0.79	553,413	0.84
Total	1,200,222	1.81	242,487	0.34	145,279	0.20	957,734	1.47	1,054,942	1.61

Total Loans	66,017,171	100.00	888,547		510,115		65,128,624	100.00	65,507,055	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2007%		Change from September 30, 2006%		Change from March 31, 2006%		As of September 30, 2006%		As of March 31, 2006%
Loans to Bankrupt Obligors	27,597	0.04	(17,894)	(0.02)	(1,175)	(0.00)	45,491	0.06	28,772	0.04
Non-Accrual Delinquent Loans	627,251	0.93	262,643	0.38	194,679	0.28	364,608	0.55	432,572	0.65
Loans Past Due for 3 Months or More	10,580	0.01	(1,015)	(0.00)	(3,414)	(0.00)	11,595	0.01	13,995	0.02
Restructured Loans	515,273	0.77	1,402	(0.00)	(37,077)	(0.06)	513,870	0.77	552,350	0.83

Total	1,180,702	1.76	245,136	0.34	153,011	0.21	935,565	1.41	1,027,690	1.55

Total Loans	66,878,989	100.00	887,761		795,898		65,991,228	100.00	66,083,091	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	485,628		(69,596)		(217,907)		555,225		703,536

Mizuho Bank
Loans to Bankrupt Obligors	21,520	0.06	(17,426)	(0.05)	(1,774)	(0.00)	38,947	0.11	23,295	0.06
Non-Accrual Delinquent Loans	302,174	0.88	27,246	0.08	(20,346)	(0.05)	274,928	0.80	322,521	0.94
Loans Past Due for 3 Months or More	9,930	0.02	(359)	(0.00)	(1,972)	(0.00)	10,290	0.03	11,903	0.03
Restructured Loans	234,378	0.68	31,421	0.09	455	0.00	202,956	0.59	233,922	0.68

Total	568,004	1.66	40,881	0.12	(23,638)	(0.06)	527,122	1.54	591,642	1.73

Total Loans	34,065,059	100.00	(114,624)		(123,493)		34,179,684	100.00	34,188,553	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	159,432		(73,526)		(96,433)		232,959		255,865

Mizuho Corporate Bank
Loans to Bankrupt Obligors	3,640	0.01	(263)	(0.00)	(138)	(0.00)	3,904	0.01	3,778	0.01
Non-Accrual Delinquent Loans	274,035	0.95	200,313	0.69	175,827	0.60	73,721	0.26	98,208	0.34
Loans Past Due for 3 Months or More	59	0.00	59	0.00	(1,701)	(0.00)	—	—	1,760	0.00
Restructured Loans	219,458	0.76	(25,829)	(0.10)	(31,333)	(0.12)	245,288	0.87	250,792	0.88

Total	497,195	1.73	174,281	0.58	142,655	0.47	322,914	1.14	354,540	1.25

Total Loans	28,734,856	100.00	635,368		471,347		28,099,488	100.00	28,263,509	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	287,089		10,510		(113,060)		276,579		400,150

Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	2,435	0.06	(204)	(0.01)	736	0.01	2,639	0.07	1,698	0.04
Non-Accrual Delinquent Loans	43,332	1.07	34,193	0.82	31,490	0.74	9,139	0.25	11,842	0.33
Loans Past Due for 3 Months or More	468	0.01	(713)	(0.02)	137	0.00	1,181	0.03	330	0.00
Restructured Loans	61,436	1.52	(4,153)	(0.27)	(6,160)	(0.38)	65,590	1.79	67,597	1.91

Total	107,672	2.67	29,122	0.51	26,203	0.36	78,550	2.15	81,468	2.30

Total Loans	4,026,203	100.00	380,042		493,558		3,646,161	100.00	3,532,645	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	39,106		(6,580)		(8,413)		45,687		47,519

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	7,708	14.58	889	4.23	7,708	14.58	6,819	10.34	—	—
Loans Past Due for 3 Months or More	121	0.22	(2)	0.04	121	0.22	123	0.18	—	—
Restructured Loans	—	—	(35)	(0.05)	(39)	(0.03)	35	0.05	39	0.03

Total	7,829	14.80	851	4.21	7,790	14.76	6,978	10.59	39	0.03

Total Loans	52,869	100.00	(13,024)		(45,513)		65,894	100.00	98,383	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Reserves for Possible Losses on Loans	856,314	113,535	42,135	742,778	814,178
General Reserve for Possible Losses on Loans	500,863	(64,419)	(114,911)	565,282	615,775
Specific Reserve for Possible Losses on Loans	352,317	177,484	157,409	174,833	194,907
Reserve for Possible Losses on Loans to Restructuring Countries	3,133	470	(361)	2,662	3,495

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	536,916	(97,049)	(268,700)	633,965	805,616

3-23

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Reserves for Possible Losses on Loans	741,133	93,644	37,381	647,488	703,751
General Reserve for Possible Losses on Loans	446,354	(79,366)	(121,886)	525,721	568,241
Specific Reserve for Possible Losses on Loans	291,645	172,540	159,630	119,104	132,014
Reserve for Possible Losses on Loans to Restructuring Countries	3,133	470	(361)	2,662	3,495

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	503,136	(64,630)	(222,031)	567,766	725,167

Mizuho Bank
Reserves for Possible Losses on Loans	340,828	41,740	33,876	299,087	306,951
General Reserve for Possible Losses on Loans	248,124	25,537	20,463	222,586	227,661
Specific Reserve for Possible Losses on Loans	92,652	16,200	13,427	76,451	79,224
Reserve for Possible Losses on Loans to Restructuring Countries	51	2	(14)	49	66

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	173,690	(67,262)	(89,888)	240,953	263,579

Mizuho Corporate Bank
Reserves for Possible Losses on Loans	353,347	37,154	(12,924)	316,192	366,272
General Reserve for Possible Losses on Loans	175,743	(98,144)	(139,193)	273,888	314,937
Specific Reserve for Possible Losses on Loans	174,703	134,735	126,421	39,968	48,282
Reserve for Possible Losses on Loans to Restructuring Countries	2,900	563	(152)	2,336	3,052

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	290,019	10,732	(122,200)	279,287	412,219

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	46,957	14,750	16,429	32,207	30,527
General Reserve for Possible Losses on Loans	22,486	(6,759)	(3,156)	29,246	25,643
Specific Reserve for Possible Losses on Loans	24,289	21,604	19,781	2,684	4,507
Reserve for Possible Losses on Loans to Restructuring Countries	181	(94)	(195)	276	376

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	39,425	(8,100)	(9,942)	47,526	49,368

3-24

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Mizuho Financial Group	71.81	(6.31)	(5.36)	78.12	77.18
* Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Total	63.18	(6.53)	(5.29)	69.72	68.48
Mizuho Bank	60.00	3.26	8.12	56.73	51.88
Mizuho Corporate Bank	71.06	(26.85)	(32.24)	97.91	103.30
Mizuho Trust & Banking (Banking Account)	43.61	2.60	6.13	41.00	37.47

*	Above figures are presented net of partial direct write-offs.

3-25

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	139,046	3,601	(17,910)	135,445	156,957
Claims with Collection Risk	596,323	249,958	233,409	346,365	362,913
Claims for Special Attention	528,620	1,634	(39,102)	526,985	567,723

Total	1,263,991	255,194	176,396	1,008,796	1,087,594

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	536,308	(97,214)	(268,910)	633,523	805,219

Trust Account

	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	7,708	889	7,708	6,819	—
Claims for Special Attention	121	(38)	82	159	39

Total	7,829	851	7,790	6,978	39

Consolidated + Trust Account

	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	139,046	3,601	(17,910)	135,445	156,957
Claims with Collection Risk	604,032	250,847	241,118	353,184	362,913
Claims for Special Attention	528,741	1,596	(39,020)	527,144	567,762

Total	1,271,821	256,046	184,187	1,015,775	1,087,633

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2007%		Change from September 30, 2006%		Change from March 31, 2006%		As of September 30, 2006%		As of March 31, 2006%
Claims against Bankrupt and Substantially Bankrupt Obligors	122,290	0.16	7,468	0.00	(8,590)	(0.01)	114,822	0.15	130,880	0.17
Claims with Collection Risk	598,444	0.79	252,699	0.32	243,181	0.31	345,745	0.46	355,263	0.47
Claims for Special Attention	526,028	0.69	303	(0.01)	(40,671)	(0.06)	525,724	0.70	566,700	0.76
Sub-total	1,246,763	1.65	260,471	0.32	193,919	0.23	986,291	1.32	1,052,844	1.41
Normal Claims	74,313,014	98.34	874,167	(0.32)	1,076,995	(0.23)	73,438,847	98.67	73,236,018	98.58

Total	75,559,777	100.00	1,134,638		1,270,914		74,425,138	100.00	74,288,862	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	502,831		(64,771)		(222,174)		567,603		725,006

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	70,366	0.18	(19,765)	(0.05)	(27,757)	(0.07)	90,132	0.24	98,124	0.26
Claims with Collection Risk	275,482	0.73	42,376	0.11	20,905	0.05	233,106	0.62	254,577	0.67
Claims for Special Attention	244,308	0.65	31,062	0.08	(1,516)	(0.00)	213,246	0.57	245,825	0.65
Sub-total	590,158	1.57	53,672	0.14	(8,369)	(0.01)	536,485	1.43	598,527	1.59
Normal Claims	36,838,407	98.42	2,100	(0.14)	(49,409)	0.01	36,836,307	98.56	36,887,817	98.40

Total	37,428,566	100.00	55,773		(57,778)		37,372,792	100.00	37,486,345	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	173,551		(67,402)		(90,028)		240,953		263,579

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	21,367	0.06	1,526	0.00	(7,809)	(0.02)	19,840	0.05	29,176	0.08
Claims with Collection Risk	271,772	0.80	195,196	0.57	181,432	0.52	76,575	0.23	90,339	0.27
Claims for Special Attention	219,518	0.64	(25,769)	(0.09)	(33,034)	(0.11)	245,288	0.73	252,553	0.76
Sub-total	512,658	1.51	170,954	0.48	140,589	0.38	341,703	1.02	372,068	1.12
Normal Claims	33,412,746	98.48	538,270	(0.48)	727,512	(0.38)	32,874,475	98.97	32,685,233	98.87

Total	33,925,404	100.00	709,224		868,102		33,216,179	100.00	33,057,302	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	289,992		10,731		(122,202)		279,261		412,195

Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	30,556	0.73	25,706	0.60	26,976	0.63	4,849	0.12	3,580	0.09
Claims with Collection Risk	43,481	1.04	14,237	0.27	33,134	0.76	29,244	0.77	10,346	0.28
Claims for Special Attention	62,079	1.49	(4,950)	(0.28)	(6,202)	(0.37)	67,030	1.77	68,282	1.87
Sub-total	136,117	3.27	34,992	0.59	53,908	1.02	101,124	2.68	82,208	2.25
Normal Claims	4,016,819	96.72	347,672	(0.59)	452,196	(1.02)	3,669,147	97.31	3,564,623	97.74

Total	4,152,937	100.00	382,665		506,104		3,770,271	100.00	3,646,832	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	39,287		(8,100)		(9,943)		47,388		49,230

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	7,708	14.58	889	4.23	7,708	14.58	6,819	10.34	—	—
Claims for Special Attention	121	0.22	(38)	(0.01)	82	0.18	159	0.24	39	0.03
Sub-total	7,829	14.80	851	4.21	7,790	14.76	6,978	10.59	39	0.03
Normal Claims	45,039	85.19	(13,875)	(4.21)	(53,304)	(14.76)	58,915	89.40	98,344	99.96

Total	52,869	100.00	(13,024)		(45,513)		65,894	100.00	98,383	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥1,300 million, ¥1,807 million and ¥3,291 million for March 31, 2007, September 30, 2006 and March 31, 2006, respectively) are not included in the above figures for Trust Account.

3-27

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	122.2	7.4	(8.5)	114.8	130.8
Collateral, Guarantees, and equivalent	102.2	(3.9)	(14.8)	106.2	117.0
Reserve for Possible Losses	20.0	11.4	6.2	8.6	13.8
Claims with Collection Risk	590.7	251.8	235.4	338.9	355.2
Collateral, Guarantees, and equivalent	185.8	10.5	(8.7)	175.3	194.6
Reserve for Possible Losses	281.9	160.1	164.7	121.7	117.2
Claims for Special Attention	525.9	0.3	(40.7)	525.5	566.6
Collateral, Guarantees, and equivalent	184.2	4.9	(15.8)	179.2	200.1
Reserve for Possible Losses	111.4	(13.4)	(13.1)	124.9	124.5

Total	1,238.9	259.6	186.1	979.3	1,052.8

Collateral, Guarantees, and equivalent	472.3	11.5	(39.4)	460.7	511.7
Reserve for Possible Losses	413.4	158.1	157.8	255.3	255.6

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	70.3	(19.7)	(27.7)	90.1	98.1
Collateral, Guarantees, and equivalent	67.3	(19.0)	(25.8)	86.4	93.1
Reserve for Possible Losses	3.0	(0.6)	(1.9)	3.7	4.9
Claims with Collection Risk	275.4	42.3	20.9	233.1	254.5
Collateral, Guarantees, and equivalent	150.3	16.2	(4.3)	134.0	154.6
Reserve for Possible Losses	89.4	16.8	16.1	72.5	73.3
Claims for Special Attention	244.3	31.0	(1.5)	213.2	245.8
Collateral, Guarantees, and equivalent	81.1	12.4	(2.3)	68.6	83.4
Reserve for Possible Losses	42.1	1.6	(1.6)	40.5	43.7

Total	590.1	53.6	(8.3)	536.4	598.5

Collateral, Guarantees, and equivalent	298.7	9.6	(32.5)	289.1	331.3
Reserve for Possible Losses	134.5	17.7	12.5	116.8	122.0

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	21.3	1.5	(7.8)	19.8	29.1
Collateral, Guarantees, and equivalent	16.0	0.6	(4.6)	15.3	20.7
Reserve for Possible Losses	5.2	0.8	(3.1)	4.4	8.4
Claims with Collection Risk	271.7	195.1	181.4	76.5	90.3
Collateral, Guarantees, and equivalent	26.7	0.2	(8.1)	26.5	34.9
Reserve for Possible Losses	168.6	133.1	128.7	35.5	39.8
Claims for Special Attention	219.5	(25.7)	(33.0)	245.2	252.5
Collateral, Guarantees, and equivalent	70.1	(5.5)	(10.3)	75.6	80.5
Reserve for Possible Losses	57.9	(11.9)	(9.7)	69.8	67.7

Total	512.6	170.9	140.5	341.7	372.0

Collateral, Guarantees, and equivalent	113.0	(4.5)	(23.1)	117.5	136.2
Reserve for Possible Losses	231.8	122.0	115.8	109.7	115.9

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	30.5	25.7	26.9	4.8	3.5
Collateral, Guarantees, and equivalent	18.7	14.3	15.6	4.4	3.1
Reserve for Possible Losses	11.7	11.3	11.2	0.4	0.4
Claims with Collection Risk	43.4	14.2	33.1	29.2	10.3
Collateral, Guarantees, and equivalent	8.7	(5.9)	3.7	14.7	5.0
Reserve for Possible Losses	23.8	10.2	19.8	13.6	4.0
Claims for Special Attention	62.0	(4.9)	(6.2)	67.0	68.2
Collateral, Guarantees, and equivalent	32.9	(1.9)	(3.1)	34.9	36.0
Reserve for Possible Losses	11.4	(3.1)	(1.6)	14.6	13.1

Total	136.1	34.9	53.9	101.1	82.2

Collateral, Guarantees, and equivalent	60.5	6.4	16.2	54.0	44.2
Reserve for Possible Losses	47.0	18.3	29.4	28.7	17.6

(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	7.7	0.8	7.7	6.8	—
Collateral, Guarantees, and equivalent	7.7	0.8	7.7	6.8	—
Claims for Special Attention	0.1	(0.0)	0.0	0.1	0.0
Collateral, Guarantees, and equivalent	0.1	(0.0)	0.1	0.1	—

Total	7.8	0.8	7.7	6.9	0.0

Collateral, Guarantees, and equivalent	7.8	0.8	7.8	6.9	—

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-28

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Coverage Amount	885.8	169.7	118.4	716.1	767.3
Reserves for Possible Losses on Loans	413.4	158.1	157.8	255.3	255.6
Collateral, Guarantees, and equivalent	472.3	11.5	(39.4)	460.7	511.7

	(%)
Coverage Ratio	71.4	(1.6)	(1.3)	73.1	72.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	79.1	(8.4)	(8.5)	87.6	87.7
Claims for Special Attention	56.2	(1.6)	(1.0)	57.8	57.2
Claims against Special Attention Obligors	57.8	(1.9)	(1.7)	59.8	59.5

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	69.6	(4.7)	(3.3)	74.4	72.9
Claims for Special Attention	32.6	(3.4)	(1.3)	36.0	33.9
Claims against Special Attention Obligors	32.2	(3.8)	(2.0)	36.0	34.3

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	20.05	(2.63)	(1.06)	22.69	21.11
Claims against Watch Obligors excluding Special Attention Obligors	7.39	(3.14)	(3.95)	10.54	11.35
Claims against Normal Obligors	0.11	0.00	(0.00)	0.11	0.11

Mizuho Bank
	(Billions of yen)
Coverage Amount	433.3	27.4	(19.9)	405.9	453.3
Reserves for Possible Losses on Loans	134.5	17.7	12.5	116.8	122.0
Collateral, Guarantees, and equivalent	298.7	9.6	(32.5)	289.1	331.3

	(%)
Coverage Ratio	73.4	(2.2)	(2.3)	75.6	75.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.0	(1.6)	(2.5)	88.6	89.5
Claims for Special Attention	50.4	(0.7)	(1.3)	51.1	51.7
Claims against Special Attention Obligors	51.0	(1.7)	(3.4)	52.7	54.4

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	71.4	(1.8)	(1.9)	73.2	73.3
Claims for Special Attention	25.8	(2.1)	(1.1)	28.0	26.9
Claims against Special Attention Obligors	26.0	(2.6)	(2.0)	28.6	28.0

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	17.26	(1.73)	(0.50)	18.99	17.76
Claims against Watch Obligors excluding Special Attention Obligors	6.21	(0.81)	(0.79)	7.03	7.00
Claims against Normal Obligors	0.17	0.02	0.01	0.15	0.15

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	344.8	117.5	92.6	227.3	252.2
Reserves for Possible Losses on Loans	231.8	122.0	115.8	109.7	115.9
Collateral, Guarantees, and equivalent	113.0	(4.5)	(23.1)	117.5	136.2

	(%)
Coverage Ratio	67.2	0.7	(0.5)	66.5	67.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	71.9	(9.1)	(10.8)	81.0	82.7
Claims for Special Attention	58.3	(0.9)	(0.3)	59.3	58.7
Claims against Special Attention Obligors	61.9	(0.1)	0.7	62.1	61.2

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	68.8	(2.1)	(3.0)	70.9	71.9
Claims for Special Attention	38.7	(2.3)	(0.5)	41.1	39.3
Claims against Special Attention Obligors	38.1	(2.4)	(0.5)	40.6	38.7

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	23.49	(2.45)	(1.08)	25.95	24.57
Claims against Watch Obligors excluding Special Attention Obligors	11.20	(6.73)	(6.67)	17.93	17.88
Claims against Normal Obligors	0.05	(0.00)	(0.00)	0.06	0.06

3-29

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Coverage Amount	107.5	24.8	45.7	82.7	61.8
Reserves for Possible Losses on Loans	47.0	18.3	29.4	28.7	17.6
Collateral, Guarantees, and equivalent	60.5	6.4	16.2	54.0	44.2

	(%)
Coverage Ratio	79.0	(2.8)	3.8	81.8	75.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	75.1	(22.0)	(12.6)	97.1	87.7
Claims for Special Attention	71.4	(2.4)	(0.5)	73.8	72.0
Claims against Special Attention Obligors	72.6	(2.3)	(0.6)	74.9	73.2

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	68.8	(25.4)	(7.3)	94.2	76.2
Claims for Special Attention	39.1	(6.2)	(1.4)	45.4	40.6
Claims against Special Attention Obligors	40.2	(6.3)	(1.7)	46.5	42.0

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	18.43	(3.38)	(0.95)	21.82	19.39
Claims against Watch Obligors excluding Special Attention Obligors	4.60	1.38	0.60	3.21	3.99
Claims against Normal Obligors	0.09	(0.12)	(0.12)	0.21	0.21

3-30

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

(Billions of yen)

Note 1	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

Note 2	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Up to Fiscal 2003	Fiscal 2004		Fiscal 2005		Fiscal 2006
		As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from September 30, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	2,216.6	334.4	143.0	90.2	43.0	32.5	18.6	7.6	1.6	27.8	(4.7)
Claims with Collection Risk	6,139.4	412.5	125.7	78.9	60.1	49.5	27.2	13.8	0.6	41.7	(7.7)
Amount Categorized as above up to Fiscal 2003	8,356.1	747.0	268.8	169.1	103.2	82.1	45.8	21.5	2.3	69.6	(12.5)
of which the amount which was in the process of being removed from the balance sheet	933.5	253.4	119.0	74.7	28.9	23.7	16.8	1.2	1.6	19.6	(4.1)
Claims against Bankrupt and Substantially Bankrupt Obligors		65.8	26.3	20.8	17.5	14.9	6.9	7.3	—	14.3	(0.6)
Claims with Collection Risk		449.9	46.0	25.5	17.9	14.2	7.8	4.9	0.1	12.9	(1.2)
Amount Newly Categorized as above during the First Half of Fiscal 2004		515.7	72.3	46.3	35.5	29.1	14.7	12.3	0.1	27.2	(1.8)
of which the amount which was in the process of being removed from the balance sheet		39.9	25.6	17.6	14.9	12.0	4.7	7.3	—	12.0	(0.0)
Claims against Bankrupt and Substantially Bankrupt Obligors			40.1	22.8	38.2	33.0	6.3	2.0	0.0	8.3	(24.7)
Claims with Collection Risk			634.0	476.8	76.6	60.2	35.8	1.5	0.1	37.4	(22.7)
Amount Newly Categorized as above during the Second Half of Fiscal 2004			674.1	499.7	114.8	93.3	42.1	3.5	0.1	45.8	(47.4)
of which the amount which was in the process of being removed from the balance sheet			24.1	22.6	13.9	31.2	4.9	2.0	0.0	6.9	(24.3)
Claims against Bankrupt and Substantially Bankrupt Obligors				27.5	15.8	7.8	5.1	0.8	0.0	5.9	(1.9)
Claims with Collection Risk				121.4	65.8	42.7	14.3	6.7	1.1	22.2	(20.5)
Amount Newly Categorized as above during the First Half of Fiscal 2005				148.9	81.6	50.6	19.4	7.6	1.1	28.1	(22.4)
of which the amount which was in the process of being removed from the balance sheet				23.0	12.1	7.0	4.6	0.8	0.0	5.4	(1.6)
Claims against Bankrupt and Substantially Bankrupt Obligors					16.2	9.7	7.1	1.1	0.0	8.3	(1.3)
Claims with Collection Risk					134.5	72.7	40.0	6.4	1.7	48.1	(24.6)
Amount Newly Categorized as above during the Second Half of Fiscal 2005					150.8	82.4	47.1	7.5	1.7	56.4	(26.0)
of which the amount which was in the process of being removed from the balance sheet					14.4	8.5	5.4	—	0.0	5.4	(3.0)
Claims against Bankrupt and Substantially Bankrupt Obligors						16.6	9.7	—	28.6	38.3	21.6
Claims with Collection Risk						106.1	38.4	3.3	7.8	49.6	(56.4)
Amount Newly Categorized as above during the First Half of Fiscal 2006						122.8	48.1	3.3	36.4	88.0	(34.8)
of which the amount which was in the process of being removed from the balance sheet						12.2	9.2	—	1.0	10.2	(1.9)
Claims against Bankrupt and Substantially Bankrupt Obligors							16.5	2.3	0.2	19.1	19.1
Claims with Collection Risk							111.8	234.7	39.5	386.1	386.1
Amount Newly Categorized as above during the Second Half of Fiscal 2006							128.3	237.1	39.8	405.3	405.3
of which the amount which was in the process of being removed from the balance sheet							16.3	1.2	0.2	17.9	17.9
Claims against Bankrupt and Substantially Bankrupt Obligors		400.2	209.5	161.4	130.8	114.8	70.3	21.3	30.5	122.2	7.4
Claims with Collection Risk		862.5	805.8	702.7	355.2	345.7	275.4	271.7	51.1	598.4	252.6

Total		1,262.8	1,015.3	864.2	486.1	460.5	345.8	293.1	81.7	720.7	260.1

of which the amount which was in the process of being removed from the balance sheet		293.4	168.7	138.0	84.4	94.9	62.0	12.6	2.9	77.7	(17.1)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.
*	Figures from the first half of fiscal 2003 to the first half of fiscal 2005 include those of revitalization subsidiaries.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

			(Billions of yen)	(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2007	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2003	8,356.1	69.6	8,286.4	99.1	99.4
First Half of Fiscal 2004	515.7	27.2	488.5	94.7	97.0
Second Half of Fiscal 2004	674.1	45.8	628.3	93.2	94.2
First Half of Fiscal 2005	148.9	28.1	120.7	81.0	84.7
Second Half of Fiscal 2005	150.8	56.4	94.3	62.5	66.1
First Half of Fiscal 2006	122.8	88.0	34.8	28.3	36.6
Second Half of Fiscal 2006	405.3	405.3

Total	10,374.0	720.7	9,653.2

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2006

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2006
	Up to Fiscal 2003	Fiscal 2004		Fiscal 2005		Fiscal 2006
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(3.9)	(0.1)	(0.7)	(1.4)	(0.5)	(0.1)	(6.9)
Restructuring	(1.2)	(0.0)	(53.9)	(0.0)	(0.2)	—	(55.5)
Improvement in Business Performance due to Restructuring	—	—	(0.9)	—	(0.0)	(0.0)	(1.0)
Loan Sales	(25.7)	(0.4)	(3.1)	(2.1)	(5.1)	(1.4)	(38.0)
Direct Write-off	29.6	1.3	56.1	(8.8)	2.6	0.0	81.0
Other	(11.2)	(2.5)	(44.7)	(9.9)	(22.7)	(33.2)	(124.5)
Debt recovery	(8.3)	(1.5)	(7.0)	(7.9)	(19.4)	(23.4)	(67.7)
Improvement in Business Performance	(2.9)	(0.9)	(37.6)	(2.0)	(3.3)	(9.7)	(56.8)

Total	(12.5)	(1.8)	(47.4)	(22.4)	(26.0)	(34.8)	(145.1)

Mizuho Bank
Liquidation	(2.5)	(0.1)	(0.7)	(1.4)	(0.5)	(0.1)	(5.5)
Restructuring	(0.2)	—	(50.9)	(0.0)	(0.2)	—	(51.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(20.6)	(0.4)	(1.7)	(2.1)	(4.4)	(1.4)	(30.8)
Direct Write-off	22.3	0.4	53.2	3.4	2.6	0.9	83.1
Other	(8.3)	(2.2)	(28.9)	(9.5)	(15.5)	(36.3)	(100.9)
Debt recovery	(5.2)	(1.3)	(6.6)	(7.5)	(12.3)	(26.8)	(59.8)
Improvement in Business Performance	(3.1)	(0.9)	(22.3)	(2.0)	(3.2)	(9.4)	(41.0)

Total	(9.3)	(2.3)	(29.1)	(9.7)	(18.1)	(36.9)	(105.7)

Mizuho Corporate Bank
Liquidation	(1.0)	—	—	—	—	—	(1.0)
Restructuring	(1.0)	—	—	—	—	—	(1.0)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(0.0)	—	(1.4)	(0.0)	0.0	—	(1.4)
Direct Write-off	2.2	0.7	(0.1)	(12.2)	—	(0.4)	(9.9)
Other	(2.7)	(0.1)	(15.7)	(0.1)	(7.0)	(1.1)	(27.0)
Debt recovery	(2.7)	(0.1)	(0.4)	(0.1)	(7.0)	(1.1)	(11.6)
Improvement in Business Performance	—	—	(15.3)	—	—	—	(15.3)

Total	(2.5)	0.5	(17.3)	(12.4)	(6.9)	(1.6)	(40.4)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	(0.3)	—	—	—	—	—	(0.3)
Restructuring	—	(0.0)	(3.0)	—	—	—	(3.1)
Improvement in Business Performance due to Restructuring	—	—	(0.9)	—	(0.0)	(0.0)	(1.0)
Loan Sales	(5.0)	—	—	—	(0.7)	—	(5.7)
Direct Write-off	5.0	0.0	3.0	—	—	(0.3)	7.8
Other	(0.2)	(0.0)	(0.0)	(0.2)	(0.2)	4.2	3.4
Debt recovery	(0.3)	(0.0)	(0.0)	(0.2)	(0.1)	4.5	3.7
Improvement in Business Performance	0.1	(0.0)	(0.0)	(0.0)	(0.0)	(0.2)	(0.3)

Total	(0.5)	(0.0)	(1.0)	(0.2)	(0.9)	3.8	1.0

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed from B/S						Accumulated Removed Amount from B/S from Second Half of Fiscal 2000
	Up to First Half of Fiscal 2004*	In Second Half of Fiscal 2004	In First Half of Fiscal 2005	In Second Half of Fiscal 2005	In First Half of Fiscal 2006	In Second Half of Fiscal 2006
Liquidation	(1,139.7)	(160.3)	(28.5)	(40.7)	(6.3)	(6.9)	(1,382.7)
Restructuring	(1,501.3)	(98.6)	(12.5)	(55.8)	(104.7)	(55.5)	(1,828.8)
Improvement in Business Performance due to Restructuring	(172.2)	(2.9)	(1.0)	(3.1)	(0.0)	(1.0)	(180.5)
Loan Sales	(3,419.8)	(502.5)	(153.2)	(47.6)	(34.4)	(38.0)	(4,195.8)
Direct Write-off	2,429.5	363.0	99.2	45.8	155.4	81.0	3,174.1
Other	(3,805.3)	(520.0)	(203.8)	(427.3)	(158.2)	(124.5)	(5,239.4)
Debt recovery		(291.4)	(148.5)	(217.0)	(113.8)	(67.7)
Improvement in Business Performance		(228.6)	(55.2)	(210.2)	(44.3)	(56.8)

Total	(7,609.1)	(921.6)	(300.0)	(528.9)	(148.4)	(145.1)	(9,653.2)

*	From the Second Half of Fiscal 2000 to the First Half of Fiscal 2004.

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Mizuho Financial Group, Inc.

8. Principal Amounts of NPLs Sold

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2006	Change	Fiscal 2005
Principal Amounts of NPLs Sold	78.8	(152.2)	231.0
To RCC	0.2	(14.8)	15.1
To Others	78.5	(137.3)	215.9

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Principal Amounts of NPLs Sold	47.4	(84.2)	131.7
To RCC	0.2	(14.6)	14.9
To Others	47.1	(69.6)	116.7

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Principal Amounts of NPLs Sold	23.3	(56.1)	79.4
To RCC	—	(0.1)	0.1
To Others	23.3	(55.9)	79.2

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset) (Banking Account + Trust Account)
Principal Amounts of NPLs Sold	8.0	(11.8)	19.8
To RCC	—	—	—
To Others	8.0	(11.8)	19.8

*	RCC: The Resolution and Collection Corporation

9. Debt Forgiveness

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Number of cases, Billions of yen)
	Fiscal 2006	Change	Fiscal 2005
Number of Cases of Debt Forgiveness	2	(13)	15
Book Value	2.6	(30.0)	32.6

Mizuho Bank (including past figures for its former revitalization subsidiary, Mizuho Project)
Number of Cases of Debt Forgiveness	—	(7)	7
Book Value	—	(27.2)	27.2

Mizuho Corporate Bank (including past figures for its former revitalization subsidiaries, Mizuho Corporate and Mizuho Global)
Number of Cases of Debt Forgiveness	1	(6)	7
Book Value	2.5	(1.6)	4.2

Mizuho Trust & Banking (including past figures for its former revitalization subsidiary, Mizuho Asset) (Banking Account + Trust Account)
Number of Cases of Debt Forgiveness	1	(3)	4
Book Value	0.0	(1.0)	1.0

*	The above figures do not include debt forgiveness following legal bankruptcy procedures.

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Mizuho Financial Group, Inc.

10. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2007		Change from September 30, 2006		Change from March 31, 2006		As of September 30, 2006		As of March 31, 2006
	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	60,963.0	1,140.2	1,338.4	246.1	277.8	158.3	59,624.6	894.1	60,685.2	981.9
Manufacturing	7,081.1	80.2	(164.4)	3.0	(308.0)	(11.6)	7,245.6	77.1	7,389.2	91.9
Agriculture	37.1	0.0	(1.4)	(0.2)	(4.5)	(0.3)	38.5	0.3	41.6	0.4
Forestry	1.0	0.0	(0.0)	(0.0)	(0.1)	—	1.1	0.0	1.1	0.0
Fishery	2.4	0.1	(0.6)	0.1	(1.7)	0.1	3.0	0.0	4.2	0.0
Mining	138.9	0.0	5.9	0.0	7.0	0.0	133.0	—	131.9	0.0
Construction	1,366.8	52.6	(24.4)	9.0	(105.8)	6.6	1,391.2	43.5	1,472.7	46.0
Utilities	735.2	0.0	(163.5)	(0.0)	(213.8)	(0.0)	898.7	0.1	949.1	0.1
Communication	2,079.9	5.9	1,257.3	(0.2)	1,300.6	(0.0)	822.6	6.2	779.3	6.0
Transportation	2,728.8	180.3	(131.1)	(29.1)	(238.8)	(37.4)	2,859.9	209.4	2,967.7	217.7
Wholesale & Retail	5,853.2	188.2	(157.6)	19.0	(588.5)	11.6	6,010.8	169.1	6,441.8	176.6
Finance & Insurance	6,754.3	272.4	(191.1)	265.0	(1,381.8)	267.5	6,945.5	7.4	8,136.2	4.9
Real Estate	6,711.8	113.8	6.3	(10.9)	(347.6)	(60.8)	6,705.4	124.8	7,059.4	174.7
Service Industries	7,723.9	121.3	441.5	2.3	225.0	(7.4)	7,282.3	119.0	7,498.8	128.8
Local Governments*	393.4	3.9	29.3	0.8	5.7	3.9	364.1	3.0	387.7	—
Governments	5,704.9	—	188.1	—	1,470.8	—	5,516.8	—	4,234.1	—
Other	13,649.5	120.8	244.2	(12.6)	459.5	(13.5)	13,405.3	133.5	13,190.0	134.4
Overseas Total (including Loans Booked Offshore)	8,158.5	40.4	891.3	(1.0)	1,856.1	(5.3)	7,267.1	41.4	6,302.3	45.7
Governments	295.7	4.6	31.9	1.6	48.0	1.6	263.8	2.9	247.7	2.9
Financial Institutions	1,846.0	6.4	364.6	(0.0)	564.6	(0.2)	1,481.4	6.5	1,281.3	6.7
Other	6,016.6	29.3	494.7	(2.6)	1,243.4	(6.6)	5,521.8	31.9	4,773.2	35.9

Total	69,121.5	1,180.7	2,229.8	245.1	2,133.9	153.0	66,891.7	935.5	66,987.5	1,027.6

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)
As of September 30, 2006: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)
As of March 31, 2006: ¥965.0 billion (from MHBK ¥623.0 billion; from MHCB ¥342.0 billion)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-35

Mizuho Financial Group, Inc.

Mizuho Bank
	(Billions of yen)
	As of March 31, 2007		Change from September 30, 2006		Change from March 31, 2006		As of September 30, 2006		As of March 31, 2006
	Outstanding Loans	Non- Accrual, Past Due & Restructured Loans	Outstanding Loans	Non- Accrual, Past Due & Restructured Loans	Outstanding Loans	Non- Accrual, Past Due & Restructured Loans	Outstanding Loans	Non- Accrual, Past Due & Restructured Loans	Outstanding Loans	Non- Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	34,065.0	568.0	(114.6)	40.8	(123.4)	(23.6)	34,179.6	527.1	34,188.5	591.6
Manufacturing	3,083.4	64.0	(2.7)	6.3	(275.4)	4.1	3,086.2	57.6	3,358.8	59.8
Agriculture	36.0	0.0	(1.3)	(0.2)	(4.0)	(0.3)	37.4	0.3	40.1	0.4
Forestry	1.0	0.0	(0.0)	(0.0)	(0.1)	—	1.1	0.0	1.1	0.0
Fishery	2.0	0.1	(0.0)	0.1	(0.1)	0.1	2.0	0.0	2.1	0.0
Mining	9.5	—	(1.3)	—	(1.2)	(0.0)	10.9	—	10.7	0.0
Construction	762.3	33.6	(12.3)	6.6	(109.5)	1.1	774.7	27.0	871.8	32.5
Utilities	82.9	0.0	(1.8)	(0.0)	(3.6)	(0.0)	84.8	0.1	86.5	0.1
Communication	393.9	5.4	5.7	0.0	(42.5)	0.3	388.1	5.3	436.5	5.0
Transportation	959.5	48.0	23.2	(2.2)	(28.9)	(4.0)	936.2	50.2	988.5	52.0
Wholesale & Retail	4,097.8	100.9	(80.3)	19.6	(545.6)	16.1	4,178.1	81.3	4,643.4	84.8
Finance & Insurance	2,172.5	7.3	(159.7)	0.2	255.4	2.8	2,332.3	7.1	1,917.1	4.4
Real Estate	3,566.7	94.6	(20.2)	(1.6)	(199.3)	(44.6)	3,587.0	96.2	3,766.1	139.2
Service Industries	3,566.5	102.8	57.1	3.2	(222.6)	(4.7)	3,509.3	99.5	3,789.2	107.5
Local Governments	292.3	—	18.2	—	14.6	—	274.1	—	277.6	—
Governments	3,517.1	—	(176.6)	—	616.5	—	3,693.7	—	2,900.5	—
Other	11,521.0	110.8	237.7	8.8	423.2	5.3	11,283.2	102.0	11,097.7	105.5
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	34,065.0	568.0	(114.6)	40.8	(123.4)	(23.6)	34,179.6	527.1	34,188.5	591.6

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	20,582.6	458.4	(253.5)	175.4	(1,383.1)	148.0	20,836.1	282.9	21,965.8	310.3
Manufacturing	3,580.4	14.1	(169.7)	(4.6)	(53.9)	(13.3)	3,750.2	18.8	3,634.3	27.5
Agriculture	1.0	—	(0.1)	—	(0.4)	—	1.1	—	1.5	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.4	—	(0.5)	—	(1.6)	—	1.0	—	2.1	—
Mining	123.0	0.0	7.5	0.0	8.5	0.0	115.4	—	114.4	—
Construction	480.5	17.7	(18.5)	2.0	0.7	5.0	499.1	15.6	479.8	12.6
Utilities	556.4	0.0	(154.0)	(0.0)	(200.9)	0.0	710.5	0.0	757.4	—
Communication	300.9	0.5	(104.9)	(0.2)	(23.2)	(0.4)	405.8	0.8	324.2	0.9
Transportation	1,565.9	87.5	(143.7)	(24.6)	(194.1)	(28.9)	1,709.6	112.1	1,760.0	116.4
Wholesale & Retail	1,526.8	85.7	(79.1)	(0.0)	(58.0)	(5.3)	1,605.9	85.8	1,584.8	91.1
Finance & Insurance	4,069.9	230.3	2.9	230.0	(1,618.5)	229.8	4,067.0	0.3	5,688.5	0.4
Real Estate	2,292.2	11.2	43.8	(6.6)	(55.5)	(12.9)	2,248.3	17.8	2,347.7	24.2
Service Industries	3,881.5	10.3	376.3	0.4	419.8	(2.8)	3,505.1	9.8	3,461.7	13.1
Local Governments	62.1	—	16.3	—	18.8	—	45.7	—	43.2	—
Governments	1,487.8	—	(35.2)	—	354.3	—	1,523.0	—	1,133.5	—
Other	653.1	0.7	5.3	(20.9)	21.0	(23.0)	647.7	21.7	632.0	23.7
Overseas Total (including Loans Booked Offshore)	8,152.2	38.7	888.8	(1.1)	1,854.5	(5.4)	7,263.3	39.9	6,297.6	44.1
Governments	294.0	2.9	32.0	(0.0)	48.1	(0.0)	262.0	2.9	245.9	2.9
Financial Institutions	1,846.0	6.4	364.6	(0.0)	564.6	(0.2)	1,481.4	6.5	1,281.3	6.7
Other	6,012.0	29.3	492.2	(1.1)	1,241.7	(5.1)	5,519.7	30.4	4,770.3	34.4

Total	28,734.8	497.1	635.3	174.2	471.3	142.6	28,099.4	322.9	28,263.5	354.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	6,315.3	113.8	1,706.5	29.8	1,784.5	33.8	4,608.7	83.9	4,530.8	79.9
Manufacturing	417.3	2.0	8.1	1.3	21.3	(2.4)	409.2	0.7	395.9	4.5
Agriculture	—	—	—	—	—	—	—	—	—	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining	6.3	—	(0.3)	—	(0.2)	—	6.6	—	6.6	—
Construction	123.9	1.2	6.5	0.3	2.9	0.3	117.4	0.8	120.9	0.8
Utilities	95.7	—	(7.6)	—	(9.2)	—	103.4	—	105.0	—
Communication	1,385.0	—	1,356.4	—	1,366.4	—	28.5	—	18.5	—
Transportation	203.3	44.7	(10.6)	(2.3)	(15.7)	(4.5)	214.0	47.1	219.1	49.3
Wholesale & Retail	228.5	1.4	1.8	(0.5)	15.1	0.7	226.6	1.9	213.4	0.6
Finance & Insurance	511.8	34.7	(34.3)	34.7	(18.6)	34.7	546.2	—	530.5	—
Real Estate	852.8	8.0	(17.2)	(2.6)	(92.6)	(3.2)	870.0	10.7	945.5	11.3
Service Industries	275.8	8.2	7.9	(1.3)	27.9	0.1	267.8	9.6	247.8	8.1
Local Governments	39.0	3.9	(5.2)	0.8	(27.8)	3.9	44.2	3.0	66.8	—
Governments	700.0	—	400.0	—	500.0	—	300.0	—	200.0	—
Other	1,475.4	9.2	1.0	(0.5)	15.1	4.1	1,474.3	9.7	1,460.2	5.0
Overseas Total (including Loans Booked Offshore)	6.3	1.6	2.4	0.1	1.6	0.1	3.8	1.5	4.6	1.5
Governments	1.6	1.6	(0.0)	1.6	(0.0)	1.6	1.7	—	1.7	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	4.6	—	2.5	(1.5)	1.6	(1.5)	2.1	1.5	2.9	1.5

Total	6,321.6	115.5	1,709.0	29.9	1,786.1	33.9	4,612.5	85.5	4,535.5	81.5

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2)	Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2007		Change from September 30, 2006		Change from March 31, 2006		As of September 30, 2006		As of March 31, 2006
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,203.0	71.9	263.6	(1.8)	200.6	(1.1)	939.3	73.7	1,002.3	73.0
Manufacturing	86.4	72.1	4.1	(2.3)	(8.9)	(1.5)	82.2	74.5	95.3	73.7
Agriculture	0.0	100.0	(0.2)	7.4	(0.3)	14.6	0.3	92.5	0.4	85.3
Forestry	0.0	68.4	(0.0)	(1.0)	(0.0)	(31.5)	0.0	69.4	0.0	100.0
Fishery	0.1	19.4	0.1	(54.4)	0.1	(52.8)	0.0	73.9	0.0	72.3
Mining	0.0	17.2	0.0	17.2	0.0	(82.7)	—	—	0.0	100.0
Construction	54.5	57.6	10.4	(14.8)	7.8	(15.8)	44.0	72.5	46.7	73.4
Utilities	0.0	100.0	(0.0)	—	(0.0)	—	0.1	100.0	0.1	100.0
Communication	6.4	66.6	(0.1)	(4.3)	0.4	(3.5)	6.6	70.9	6.0	70.1
Transportation	181.4	73.1	(28.2)	4.5	(36.4)	5.7	209.6	68.5	217.9	67.4
Wholesale & Retail	192.7	56.5	21.9	(4.6)	14.9	(4.8)	170.8	61.2	177.8	61.4
Finance & Insurance	278.0	70.4	270.0	0.5	273.1	14.7	7.9	69.8	4.9	55.6
Real Estate	114.1	85.8	(11.8)	(0.4)	(61.8)	(0.0)	126.0	86.2	176.0	85.9
Service Industries	124.0	63.5	4.3	0.1	(5.6)	(0.2)	119.7	63.3	129.7	63.8
Local Governments	31.4	100.0	5.9	—	31.4	100.0	25.5	100.0	—	—
Other	133.1	90.9	(12.8)	1.7	(13.9)	2.6	146.0	89.2	147.1	88.2
Overseas Total (including Loans Booked Offshore)	43.7	64.5	(3.1)	0.3	(6.7)	(5.2)	46.9	64.1	50.4	69.7
Governments	4.6	17.2	1.6	(1.7)	1.6	(0.3)	2.9	19.0	2.9	17.5
Financial Institutions	7.3	94.2	(0.0)	0.2	(0.2)	0.8	7.3	94.0	7.5	93.4
Other	31.7	64.5	(4.8)	2.6	(8.1)	(4.5)	36.6	61.8	39.9	69.1

Total	1,246.7	71.4	260.4	(1.6)	193.9	(1.3)	986.2	73.1	1,052.8	72.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

11. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Housing and Consumer Loans	12,115.5	192.7	341.3	11,922.8	11,774.1
Housing Loans for owner’s residential housing	9,684.3	268.2	458.6	9,416.0	9,225.6

Mizuho Bank
Housing and Consumer Loans	11,781.5	200.3	362.5	11,581.2	11,419.0
Housing Loans	10,761.0	192.4	305.2	10,568.6	10,455.8
for owner’s residential housing	9,408.7	271.6	470.7	9,137.1	8,938.0
Consumer loans	1,020.5	7.9	57.3	1,012.6	963.2

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	333.9	(7.6)	(21.1)	341.5	355.1
Housing Loans for owner’s residential housing	275.5	(3.3)	(12.0)	278.9	287.6

*	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	62.0	(0.6)	(3.0)	62.7	65.1
Loans to SMEs and Individual Customers	37,850.1	441.5	(1,681.5)	37,408.5	39,531.7

*  Loans to MHFG are included as follows:

As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

As of September 30, 2006: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

As of March 31, 2006: ¥965.0 billion (from MHBK ¥623.0 billion; from MHCB ¥342.0 billion)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	76.4	0.7	(1.9)	75.6	78.4
Loans to SMEs and Individual Customers	26,040.1	172.4	(770.6)	25,867.7	26,810.8

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	44.3	2.4	(0.8)	41.8	45.2
Loans to SMEs and Individual Customers	9,132.8	403.5	(797.1)	8,729.2	9,929.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	42.3	(18.6)	(19.2)	61.0	61.5
Loans to SMEs and Individual Customers	2,677.1	(134.3)	(113.8)	2,811.5	2,790.9

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

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Mizuho Financial Group, Inc.

12. Status of Loans by Nationality of Borrowers

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Loan amount	45.6	9.8	11.8	35.8	33.8
Number of Restructuring Countries*	4	—	(1)	4	5

*	Number of Restructuring Countries refers to obligors’ countries of residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Nationality of Borrowers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2007		Change from September 30, 2006		Change from March 31, 2006		As of September 30, 2006		As of March 31, 2006
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,482.7	18.0	303.5	4.8	610.0	3.5	2,179.2	13.1	1,872.6	14.4
China	420.4	7.6	25.4	4.1	71.8	5.3	394.9	3.4	348.5	2.3
Hong Kong	401.5	0.8	14.5	0.0	78.3	(0.5)	386.9	0.7	323.1	1.4
Thailand	322.3	0.3	28.9	(1.0)	49.1	(1.2)	293.3	1.4	273.2	1.6
Central and South America	2,164.2	0.2	570.4	(0.5)	1,007.2	(0.4)	1,593.7	0.8	1,156.9	0.7
North America	2,123.6	5.7	16.3	(23.9)	229.0	(30.4)	2,107.3	29.6	1,894.6	36.1
Eastern Europe	42.0	—	11.6	—	12.9	—	30.4	—	29.1	—
Western Europe	2,480.8	5.8	339.5	(2.4)	644.5	(3.1)	2,141.2	8.2	1,836.2	8.9
Other	858.4	4.0	178.7	0.4	307.9	2.7	679.7	3.6	550.4	1.3

Total	10,152.0	33.9	1,420.2	(21.6)	2,811.8	(27.7)	8,731.7	55.5	7,340.1	61.6

3-39

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Net Deferred Tax Assets (A)	170.8	(61.4)	(124.9)	232.2	295.7
(Reference)
Tier I Capital (B)	4,933.5	559.1	377.6	4,374.3	4,555.9
(A)/(B) (%)	3.4	(1.8)	(3.0)	5.3	6.4
* Tier I Capital as of March 31, 2007 are calculated under the new standards. Non-Consolidated

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Mizuho Bank
Total Deferred Tax Assets (A)	1,051.7	(22.7)	(52.9)	1,074.4	1,104.6
Total Deferred Tax Liabilities (B)	(337.9)	(14.7)	(12.4)	(323.2)	(325.5)
(A) + (B)	713.7	(37.5)	(65.4)	751.2	779.1
Valuation Allowance	(381.5)	35.3	27.6	(416.9)	(409.2)
Net Deferred Tax Assets (C)	332.1	(2.1)	(37.7)	334.2	369.9
(Reference)
Tier I Capital (D)	1,965.3	(17.6)	117.5	1,982.9	1,847.8
(C)/(D) (%)	16.9	0.0	(3.1)	16.8	20.0

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,458.7	(42.9)	(120.7)	1,501.7	1,579.5
Total Deferred Tax Liabilities (B)	(746.0)	(54.6)	(14.2)	(691.3)	(731.8)
(A) + (B)	712.7	(97.6)	(135.0)	810.3	847.7
Valuation Allowance	(893.6)	26.7	54.3	(920.4)	(948.0)
Net Deferred Tax Assets (C)	(180.9)	(70.8)	(80.6)	(110.1)	(100.3)
(Reference)
Tier I Capital (D)	2,922.8	(121.1)	163.6	3,044.0	2,759.2
(C)/(D) (%)	(6.1)	(2.5)	(2.5)	(3.6)	(3.6)

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	261.4	(12.7)	(29.0)	274.2	290.4
Total Deferred Tax Liabilities (B)	(53.5)	23.4	25.5	(76.9)	(79.0)
(A) + (B)	207.8	10.6	(3.4)	197.2	211.3
Valuation Allowance	(189.0)	16.3	16.7	(205.4)	(205.8)
Net Deferred Tax Assets (C)	18.8	26.9	13.3	(8.1)	5.4
(Reference)
Tier I Capital (D)	353.2	32.1	23.2	321.0	329.9
(C)/(D) (%)	5.3	7.8	3.6	(2.5)	1.6

Aggregated Figures of the Three Banks
Total Deferred Tax Assets (A)	2,771.9	(78.4)	(202.7)	2,850.3	2,974.6
Total Deferred Tax Liabilities (B)	(1,137.6)	(46.0)	(1.2)	(1,091.6)	(1,136.4)
(A) + (B)	1,634.3	(124.4)	(203.9)	1,758.7	1,838.2
Valuation Allowance	(1,464.3)	78.4	98.8	(1,542.7)	(1,563.1)
Net Deferred Tax Assets (C)	169.9	(45.9)	(105.0)	215.9	275.0
(Reference)
Tier I Capital (D)	5,241.3	(106.6)	304.3	5,348.0	4,937.0
(C)/(D) (%)	3.2	(0.7)	(2.3)	4.0	5.5
*	Tier I Capital as of March 31, 2007 are calculated under the new standard.

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Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Fiscal 2006 (estimate)	135.0	440.0	85.0
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7
Fiscal 2002	(976.5)	(2,326.9)	(195.0)

(Notes)
1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for Fiscal 2006 are estimates of taxable income before deducting tax losses carried forward from prior years.
3.	Above figures are those before deducting losses due to nonrecurring special reasons stipulated in Section 5. of JICPA Audit Committee Report No.66.

If these nonrecurring factors are excluded, positive taxable income would have been recorded in each term.

4.	Figures for the periods before the Corporate Split and Merger are those of the legally surviving banks.

3-41

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2007 to March 31,2012)			(Reference) Fiscal 2006
Gross Profits	1	4,670.0			978.5
General and Administrative Expenses	2	(2,704.5)			(526.9)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,965.5			451.5
Credit-related Costs	4	(250.0)			(65.4)
Income before Income Taxes	5	1,515.5			284.2
Tax Adjustments *1	6	(54.4)
Taxable Income before Current Temporary Differences *2	7	1,461.0
Statutory Tax Rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	593.1	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2007.

2. Breakdown of Deferred Tax Assets
		(Billions of yen)
		As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Reserves for Possible Losses on Loans	10	141.8	(3.6)	(18.4)	145.4	160.2
Devaluation of Securities	11	211.6	72.7	4.7	138.8	206.8
Net Unrealized Losses on Other Securities	12	—	—	—	—	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	40.3	(5.7)	40.3	46.1	—
Tax Losses Carried Forward	15	444.5	(67.1)	(54.3)	511.7	498.9
Other	16	213.4	(18.9)	(25.2)	232.3	238.6

Total Deferred Tax Assets	17	1,051.7	(22.7)	(52.9)	1,074.4	1,104.6

Valuation Allowance	18	(381.5)	35.3	27.6	(416.9)	(409.2)
Sub Total [ 17 + 18 ]	19	670.1	12.6	(25.3)	657.5	695.4
Amount related to Retirement Benefits Accounting *	20	(137.0)	23.2	15.9	(160.2)	(153.0)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(128.1)	4.2	12.8	(132.4)	(141.0)
Net Deferred Hedge Gains	23	—	—	—	—	—
Other	24	(72.7)	(42.2)	(41.3)	(30.5)	(31.4)

Total Deferred Tax Liabilities	25	(337.9)	(14.7)	(12.4)	(323.2)	(325.5)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	332.1	(2.1)	(37.7)	334.2	369.9
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	593.1	111.3	31.4	481.8	561.7
Net Unrealized Gains on Other Securities [22]	28	(128.1)	4.2	12.8	(132.4)	(141.0)
Net Deferred Hedge Losses [14]	29	40.3	(5.7)	40.3	46.1	—
Net Deferred Hedge Gains [23]	30	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(173.1)	(111.9)	(122.4)	(61.2)	(50.7)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust (¥(87.4) billion, ¥(97.1) billion and ¥(97.1) billion as of March 31, 2007, September 30, 2006 and March 31, 2006, respectively).

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan formulated in March 2007, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,670.0 billion [1]

General and Administrative Expenses: ¥2,704.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,965.5 billion [3] Income before Income Taxes (including Credit-related costs, etc.): ¥1,515.5 billion [5]

Taxable Income before Current Temporary Differences: ¥1,461.0 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,051.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(381.5) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(337.9) billion [25], ¥332.1 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2007 to March 31, 2012)			(Reference) Fiscal 2006
Gross Profits	1	2,727.5			547.8
General and Administrative Expenses	2	(1,303.0)			(240.9)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,424.5			306.9
Credit-related Costs	4	(225.0)			62.3
Income before Income Taxes	5	1,186.4			443.5
Tax Adjustments *1	6	(109.1)
Taxable Income before Current Temporary Differences *2	7	1,077.2
Statutory Tax Rate	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	437.8	ð	Equal to Line 27

* 1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
* 2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2007.

2. Breakdown of Deferred Tax Assets
		(Billions of yen)
		As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Reserves for Possible Losses on Loans	10	174.1	17.0	15.2	157.1	158.9
Devaluation of Securities	11	242.8	51.2	44.8	191.5	197.9
Net Unrealized Losses on Other Securities	12	—	—	—	—	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	44.7	11.8	44.7	32.8	—
Tax Losses Carried Forward	15	886.9	(88.9)	(180.0)	975.9	1,066.9
Other	16	110.0	(34.1)	(45.5)	144.1	155.5

Total Deferred Tax Assets	17	1,458.7	(42.9)	(120.7)	1,501.7	1,579.5

Valuation Allowance	18	(893.6)	26.7	54.3	(920.4)	(948.0)
Sub Total [ 17 + 18 ]	19	565.0	(16.1)	(66.3)	581.2	631.4
Amount related to Retirement Benefits Accounting *	20	(53.1)	30.9	25.1	(84.0)	(78.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(648.3)	(48.2)	(4.8)	(600.1)	(643.4)
Net Deferred Hedge Gains	23	—	—	—	—	—
Other	24	(44.5)	(37.3)	(34.5)	(7.1)	(10.0)

Total Deferred Tax Liabilities	25	(746.0)	(54.6)	(14.2)	(691.3)	(731.8)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	(180.9)	(70.8)	(80.6)	(110.1)	(100.3)
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	437.8	(9.5)	(89.4)	447.3	527.2
Net Unrealized Gains on Other Securities [22]	28	(648.3)	(48.2)	(4.8)	(600.1)	(643.4)
Net Deferred Hedge Losses [14]	29	44.7	11.8	44.7	32.8	—
Net Deferred Hedge Gains [23]	30	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(15.2)	(25.0)	(31.0)	9.8	15.8

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust (¥ (27.0) billion, ¥ (34.6) billion and ¥ (34.6) billion as of March 31, 2007, September 30, 2006 and March 31, 2006, respectively).

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan formulated in March 2007, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥ 2,727.5 billion [1]

General and Administrative Expenses: ¥ 1,303.0 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥ 1,424.5 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥ 1,186.4 billion [5]

Taxable Income before Current Temporary Differences: ¥ 1,077.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥ 1,458.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥ (893.6) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥ (746.0) billion [25], ¥ 180.9 billion [26] of Net Deferred Tax Liabilities was recorded on the balance sheet.

3-43

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2007 to March 31, 2012)			(Reference) Fiscal 2006
Gross Profits	1	711.3			173.8
General and Administrative Expenses	2	(444.9)			(87.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	266.4			86.1
Credit-related Costs	4	(42.5)			(20.1)
Income before Income Taxes	5	176.2			80.5
Tax Adjustments *1	6	(11.0)
Taxable Income before Current Temporary Differences *2	7	165.1
Statutory Tax Rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	67.0	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2007.

2. Breakdown of Deferred Tax Assets
		(Billions of yen)
		As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Reserves for Possible Losses on Loans	10	13.6	4.5	4.0	9.0	9.5
Devaluation of Securities	11	59.5	(4.0)	(4.5)	63.6	64.1
Net Unrealized Losses on Other Securities	12	3.6	3.6	3.6	—	—
Reserve for Employee Retirement Benefits	13	7.9	(0.0)	(0.1)	7.9	8.1
Net Deferred Hedge Losses	14	—	(0.0)	—	0.0	—
Tax Losses Carried Forward	15	157.0	(17.8)	(34.6)	174.9	191.7
Other	16	19.6	1.0	2.7	18.5	16.9

Total Deferred Tax Assets	17	261.4	(12.7)	(29.0)	274.2	290.4

Valuation Allowance	18	(189.0)	16.3	16.7	(205.4)	(205.8)
Sub Total [ 17 + 18 ]	19	72.3	3.5	(12.2)	68.7	84.5
Amount related to Retirement Benefits Accounting *	20	(6.2)	—	—	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(45.3)	25.3	27.4	(70.7)	(72.8)
Net Deferred Hedge Gains	23	(0.5)	(0.5)	(0.5)	—	—
Other	24	(1.4)	(1.4)	(1.4)	—	—

Total Deferred Tax Liabilities	25	(53.5)	23.4	25.5	(76.9)	(79.0)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	18.8	26.9	13.3	(8.1)	5.4
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	67.0	4.5	(70.3)	62.5	137.3
Net Unrealized Gains on Other Securities [22]	28	(45.3)	25.3	27.4	(70.7)	(72.8)
Net Deferred Hedge Losses [14]	29	—	(0.0)	—	0.0	—
Net Deferred Hedge Gains [23]	30	(0.5)	(0.5)	(0.5)	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(2.3)	(2.3)	56.7	(0.0)	(59.0)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit Trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan formulated in March 2007, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥711.3 billion [1]

General and Administrative Expenses: ¥444.9 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥266.4 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥176.2 billion [5]

Taxable Income before Current Temporary Differences: ¥165.1 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥261.4 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(189.0) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(53.5) billion [25], ¥18.8 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-44

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income
		(Billions of yen)
		Total amount for five years (April 1, 2007 to March 31, 2012)			(Reference) Fiscal 2006
Gross Profits	1	8,108.8			1,700.2
General and Administrative Expenses	2	(4,452.4)			(855.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,656.4			844.5
Credit-related Costs	4	(517.5)			(23.3)
Income before Income Taxes	5	2,878.1			808.3
Tax Adjustments *1	6	(174.7)
Taxable Income before Current Temporary Differences *2	7	2,703.3
Statutory Tax Rate	8	40.60%~40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	1,098.1	ð	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2007.

2. Breakdown of Deferred Tax Assets
		(Billions of yen)
		As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Reserves for Possible Losses on Loans	10	329.6	17.9	0.8	311.6	328.7
Devaluation of Securities	11	514.0	119.8	45.1	394.1	468.9
Net Unrealized Losses on Other Securities	12	3.6	3.6	3.6	—	—
Reserve for Employee Retirement Benefits	13	7.9	(0.0)	(0.1)	7.9	8.1
Net Deferred Hedge Losses	14	85.0	6.1	85.0	78.9	—
Tax Losses Carried Forward	15	1,488.6	(173.9)	(269.0)	1,662.6	1,757.6
Other	16	343.0	(52.0)	(68.1)	395.0	411.1

Total Deferred Tax Assets	17	2,771.9	(78.4)	(202.7)	2,850.3	2,974.6

Valuation Allowance	18	(1,464.3)	78.4	98.8	(1,542.7)	(1,563.1)
Sub Total [ 17 + 18 ]	19	1,307.6	0.0	(103.8)	1,307.6	1,411.4
Amount related to Retirement Benefits Accounting *	20	(196.3)	54.1	41.1	(250.5)	(237.5)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(821.9)	(18.6)	35.4	(803.3)	(857.3)
Net Deferred Hedge Gains	23	(0.5)	(0.5)	(0.5)	—	—
Other	24	(118.7)	(81.0)	(77.2)	(37.7)	(41.5)

Total Deferred Tax Liabilities	25	(1,137.6)	(46.0)	(1.2)	(1,091.6)	(1,136.4)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	169.9	(45.9)	(105.0)	215.9	275.0
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	1,098.1	106.3	(128.2)	991.7	1,226.3
Net Unrealized Gains on Other Securities [22]	28	(821.9)	(18.6)	35.4	(803.3)	(857.3)
Net Deferred Hedge Losses [14]	29	85.0	6.1	85.0	78.9	—
Net Deferred Hedge Gains [23]	30	(0.5)	(0.5)	(0.5)	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(190.7)	(139.3)	(96.8)	(51.4)	(93.9)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust (¥(120.6) billion, ¥(138.0) billion and ¥(138.0) billion as of March 31, 2007, September 30, 2006 and March 31, 2006, respectively).

3-45

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Deposits	65,531.7	1,367.2	(200.0)	64,164.4	65,731.8

Individual Deposits	32,422.9	590.5	712.7	31,832.4	31,710.2
Corporate Deposits	27,065.1	(588.4)	(1,462.5)	27,653.5	28,527.6
Financial/Government Institutions	6,043.6	1,365.0	549.7	4,678.5	5,493.8

Mizuho Bank
Deposits	52,925.5	2,135.7	603.8	50,789.7	52,321.6

Individual Deposits	30,604.9	613.2	658.9	29,991.6	29,945.9
Corporate Deposits	18,643.4	395.7	(638.2)	18,247.6	19,281.6
Financial/Government Institutions	3,677.1	1,126.7	583.1	2,550.4	3,094.0

Mizuho Corporate Bank
Deposits	9,795.5	(807.0)	(1,132.5)	10,602.6	10,928.1

Individual Deposits	8.3	0.5	(0.4)	7.8	8.8
Corporate Deposits	7,740.4	(1,016.9)	(867.7)	8,757.3	8,608.2
Financial/Government Institutions	2,046.6	209.3	(264.3)	1,837.3	2,311.0

Mizuho Trust & Banking
Deposits	2,810.6	38.5	328.6	2,772.1	2,482.0

Individual Deposits	1,809.6	(23.2)	54.1	1,832.9	1,755.5
Corporate Deposits	681.2	32.7	43.5	648.5	637.7
Financial/Government Institutions	319.7	29.0	230.9	290.7	88.8

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-46

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

*	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	6	—	—	6	6
Employees (excluding Executive Officers)	258	—	2	258	256
* 3 members of the Board of Directors and Auditors double as directors of the banking subsidiaries. Non-Consolidated Aggregated Figures of the 3 Banks
	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Members of the Board of Directors and Auditors	32	(1)	(1)	33	33
Executive Officers (excluding those doubling as directors)	87	(1)	1	88	86
Employees (excluding Executive Officers)	27,213	(441)	1,524	27,654	25,689

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	28	(1)	(1)	29	29
Employees (excluding Executive Officers)	16,400	(521)	779	16,921	15,621

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	10	(1)	(1)	11	11
Executive Officers (excluding those doubling as directors)	41	—	—	41	41
Employees (excluding Executive Officers)	8,012	139	663	7,873	7,349

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	18	—	2	18	16
Employees (excluding Executive Officers)	2,801	(59)	82	2,860	2,719

3-47

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2007	Change from September 30, 2006	Change from March 31, 2006	As of September 30, 2006	As of March 31, 2006
Head Offices and Domestic Branches	414	11	(5)	403	419
Overseas Branches	24	1	3	23	21
Domestic Sub-Branches	57	(14)	(19)	71	76
Overseas Sub-Branches	6	1	1	5	5
Overseas Representative Offices	11	(1)	(2)	12	13

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (26), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank
Head Office and Domestic Branches	361	13	(3)	348	364
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	55	(15)	(20)	70	75
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (11), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	24	1	3	23	21
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	6	1	1	5	5
Overseas Representative Offices	10	(1)	(2)	11	12

* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (15).

Mizuho Trust & Banking
Head Office and Domestic Branches	35	(2)	(2)	37	37
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	2	1	1	1	1
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	1	—	—	1	1

3-48

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2007

Consolidated

(Billions of yen)
Fiscal 2007
Ordinary Income	4,600.0
Ordinary Profits	1,050.0
Net Income	750.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2007 Aggregated Figures
		MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	856.0	470.0	300.0	86.0
Ordinary Profits	840.0	380.0	380.0	80.0
Net Income	715.0	320.0	330.0	65.0

Credit-related Costs	(15.0)	(50.0)	40.0	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit-related Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)
Fiscal 2007
Operating Income	630.0
Operating Profits	610.0
Ordinary Profits	590.0
Net Income	630.0

3-49

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,838,104	¥3,183,778	¥(345,674)
Call Loans	4,340,000	2,130,000	2,210,000
Guarantee Deposits Paid under Securities Borrowing Transactions	2,634,880	2,070,550	564,330
Bills Purchased	—	176,500	(176,500)
Other Debt Purchased	2,313,455	1,553,257	760,197
Trading Assets	839,706	609,371	230,334
Money Held in Trust	686	584	101
Securities	15,226,739	20,504,122	(5,277,382)
Loans and Bills Discounted	34,065,059	34,188,553	(123,493)
Foreign Exchange Assets	131,895	128,504	3,391
Other Assets	2,530,250	1,925,150	605,099
Tangible Fixed Assets	603,955	—	603,955
Intangible Fixed Assets	119,882	—	119,882
Premises and Equipment	—	718,859	(718,859)
Deferred Debenture Charges	21	267	(245)
Deferred Tax Assets	332,168	369,956	(37,787)
Customers’ Liabilities for Acceptances and Guarantees	1,322,242	2,834,710	(1,512,467)
Reserves for Possible Losses on Loans	(340,828)	(306,951)	(33,876)
Reserve for Possible Losses on Investments	(83,430)	(83,487)	56

Total Assets	¥66,874,790	¥70,003,728	¥(3,128,937)

Liabilities
Deposits	¥53,118,788	¥52,368,367	¥750,421
Negotiable Certificates of Deposit	1,228,710	2,188,480	(959,770)
Debentures	1,564,366	2,016,614	(452,247)
Call Money	1,509,400	1,219,900	289,500
Payables under Repurchase Agreements	2,999	464,968	(461,969)
Guarantee Deposits Received under Securities Lending Transactions	1,499,943	2,480,278	(980,334)
Bills Sold	—	443,900	(443,900)
Trading Liabilities	231,277	311,363	(80,086)
Borrowed Money	1,177,230	1,260,744	(83,513)
Foreign Exchange Liabilities	13,703	19,949	(6,245)
Bonds and Notes	522,500	311,600	210,900
Other Liabilities	2,509,448	1,962,745	546,702
Reserve for Bonus Payments	7,644	6,914	729
Reserve for Director and Corporate Auditor Retirement Benefits	1,676	—	1,676
Reserve for Frequent Users Services	3,773	629	3,143
Deferred Tax Liabilities for Revaluation Reserve for Land	79,797	93,304	(13,507)
Acceptances and Guarantees	1,322,242	2,834,710	(1,512,467)

Total Liabilities	64,793,501	67,984,470	(3,190,969)

Net Assets
Common Stock and Preferred Stock	650,000	—	650,000
Capital Surplus	762,345	—	762,345
Capital Reserve	762,345	—	762,345
Other Capital Surplus	—	—	—
Retained Earnings	363,825	—	363,825
Appropriated Reserve	—	—	—
Other Retained Earnings	363,825	—	363,825
Retained Earnings Brought Forward	363,825	—	363,825
Treasury Stock	—	—	—

Total Shareholders’ Equity	1,776,171	—	1,776,171

Net Unrealized Gains on Other Securities, net of Taxes	251,748	—	251,748
Net Deferred Hedge Losses, net of Taxes	(59,027)	—	(59,027)
Revaluation Reserve for Land, net of Taxes	112,397	—	112,397

Total Valuation and Translation Adjustments	305,118	—	305,118

Total Net Assets	2,081,289	—	2,081,289

Total Liabilities and Net Assets	¥66,874,790	¥—	¥66,874,790

Shareholders’ Equity
Common Stock and Preferred Stock	—	650,000	(650,000)
Capital Surplus	—	762,345	(762,345)
Capital Reserve	—	762,345	(762,345)
Retained Earnings	—	268,529	(268,529)
Unappropriated Retained Earnings	—	268,529	(268,529)
Net Income	—	137,060	(137,060)
Revaluation Reserve for Land, net of Taxes	—	132,028	(132,028)
Net Unrealized Gains on Other Securities, net of Taxes	—	206,353	(206,353)

Total Shareholders’ Equity	—	2,019,257	(2,019,257)

Total Liabilities and Shareholders’ Equity	¥—	¥70,003,728	¥(70,003,728)

3-50

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Change (A) - (B)
Ordinary Income	¥1,264,218	¥1,168,793	¥95,425
Interest Income	747,368	652,155	95,212
Interest on Loans and Bills Discounted	539,736	499,195	40,541
Interest and Dividends on Securities	137,793	95,170	42,622
Fee and Commission Income	262,325	267,778	(5,452)
Trading Income	36,919	5,441	31,478
Other Operating Income	167,984	200,194	(32,209)
Other Ordinary Income	49,620	43,223	6,396

Ordinary Expenses	1,085,125	957,638	127,487
Interest Expenses	153,538	84,638	68,899
Interest on Deposits	79,750	29,947	49,802
Interest on Debentures	2,545	3,354	(809)
Fee and Commission Expenses	45,630	51,686	(6,055)
Trading Expenses	1,187	6,669	(5,481)
Other Operating Expenses	35,717	101,831	(66,114)
General and Administrative Expenses	536,875	553,232	(16,357)
Other Ordinary Expenses	312,175	159,580	152,595

Ordinary Profits	179,092	211,154	(32,061)

Extraordinary Gains	121,850	57,049	64,800

Extraordinary Losses	16,662	53,011	(36,348)

Income before Income Taxes	284,280	215,193	69,086

Income Taxes:
Current	500	519	(18)
Deferred	77,490	77,614	(123)

Net Income	206,289	137,060	69,229

Retained Earnings Brought Forward from Previous Fiscal Year	—	222,766	(222,766)
Transfer from Revaluation Reserve for Land, net of Taxes	—	21,301	(21,301)
Cancellation of Treasury Stock	—	69,998	(69,998)
Loss on Cancellation of Shares of Merged Company	—	42,599	(42,599)

Unappropriated Retained Earnings	¥—	¥268,529	¥(268,529)

3-51

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥650,000	¥762,345	—	¥762,345	—	¥268,529	¥268,529	—	¥1,680,875	¥206,353	—	¥132,028	¥338,382	¥2,019,257

Changes during the fiscal year
Cash Dividends	—	—	—	—	—	(130,625)	(130,625)	—	(130,625)	—	—	—	—	(130,625)
Net Income	—	—	—	—	—	206,289	206,289	—	206,289	—	—	—	—	206,289
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	19,631	19,631	—	19,631	—	—	—	—	19,631
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	45,395	(59,027)	(19,631)	(33,264)	(33,264)

Total Changes during the fiscal year	—	—	—	—	—	95,295	95,295	—	95,295	45,395	(59,027)	(19,631)	(33,264)	62,031

Balance as of March 31, 2007	¥650,000	¥762,345	—	¥762,345	—	¥363,825	¥363,825	—	¥1,776,171	¥251,748	¥(59,027)	¥112,397	¥305,118	¥2,081,289

3-52

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,029,748	¥2,608,394	¥(578,646)
Call Loans	290,596	441,553	(150,956)
Receivables under Resale Agreements	1,742,202	458,213	1,283,988
Guarantee Deposits Paid under Securities Borrowing Transactions	1,614,829	2,580,438	(965,608)
Other Debt Purchased	204,962	200,368	4,593
Trading Assets	2,559,277	2,934,429	(375,152)
Money Held in Trust	2,362	6,908	(4,545)
Securities	19,457,137	15,929,624	3,527,512
Loans and Bills Discounted	28,734,856	28,263,509	471,347
Foreign Exchange Assets	752,828	667,800	85,027
Derivatives other than for Trading	3,633,362	1,789,666	1,843,695
Other Assets	1,180,165	2,853,068	(1,672,903)
Tangible Fixed Assets	122,416	—	122,416
Intangible Fixed Assets	67,497	—	67,497
Premises and Equipment	—	135,622	(135,622)
Deferred Debenture Charges	0	0	(0)
Customers’ Liabilities for Acceptances and Guarantees	4,072,678	3,706,410	366,267
Reserves for Possible Losses on Loans	(353,347)	(366,272)	12,924
Reserve for Possible Losses on Investments	(100)	(1,114)	1,014

Total Assets	¥66,111,474	¥62,208,622	¥3,902,851

Liabilities
Deposits	¥19,257,823	¥18,807,113	¥450,710
Negotiable Certificates of Deposit	7,369,439	7,813,561	(444,121)
Debentures	3,203,020	4,657,501	(1,454,481)
Call Money	8,811,369	5,795,432	3,015,936
Payables under Repurchase Agreements	6,072,047	4,272,086	1,799,961
Guarantee Deposits Received under Securities Lending Transactions	1,233,785	2,771,715	(1,537,929)
Bills Sold	—	2,403,400	(2,403,400)
Trading Liabilities	1,922,795	2,202,854	(280,059)
Borrowed Money	4,424,227	2,517,814	1,906,413
Foreign Exchange Liabilities	356,761	415,621	(58,859)
Short-term Bonds	402,600	203,400	199,200
Bonds and Notes	738,809	123,100	615,709
Derivatives other than for Trading	3,901,709	1,990,906	1,910,803
Other Liabilities	629,368	1,189,591	(560,222)
Reserve for Bonus Payments	2,751	2,379	372
Reserve for Director and Corporate Auditor Retirement Benefits	2,381	—	2,381
Reserve for Contingencies	1,376	33,557	(32,180)
Deferred Tax Liabilities	180,984	100,373	80,611
Deferred Tax Liabilities for Revaluation Reserve for Land	27,475	27,569	(93)
Acceptances and Guarantees	4,072,678	3,706,410	366,267

Total Liabilities	62,611,407	59,034,387	3,577,019

Net Assets
Common Stock and Preferred Stock	1,070,965	—	1,070,965
Capital Surplus	330,334	—	330,334
Capital Reserve	330,334	—	330,334
Other Capital Surplus	—	—	—
Retained Earnings	990,210	—	990,210
Appropriated Reserve	30,700	—	30,700
Other Retained Earnings	959,510	—	959,510
Retained Earnings Brought Forward	959,510	—	959,510
Treasury Stock	—	—	—

Total Shareholders’ Equity	2,391,510	—	2,391,510

Net Unrealized Gains on Other Securities, net of Taxes	1,135,629	—	1,135,629
Net Deferred Hedge Losses, net of Taxes	(65,292)	—	(65,292)
Revaluation Reserve for Land, net of Taxes	38,218	—	38,218

Total Valuation and Translation Adjustments	1,108,556	—	1,108,556

Total Net Assets	3,500,066	—	3,500,066

Total Liabilities and Net Assets	¥66,111,474	¥—	¥66,111,474

Shareholders’ Equity
Common Stock and Preferred Stock	—	1,070,965	(1,070,965)
Capital Surplus	—	330,334	(330,334)
Capital Reserve	—	330,334	(330,334)
Retained Earnings	—	795,060	(795,060)
Appropriated Reserve	—	5,000	(5,000)
Unappropriated Retained Earnings	—	790,060	(790,060)
Net Income	—	486,560	(486,560)
Revaluation Reserve for Land, net of Taxes	—	38,355	(38,355)
Net Unrealized Gains on Other Securities, net of Taxes	—	939,519	(939,519)
Total Shareholders’ Equity	—	3,174,234	(3,174,234)

Total Liabilities and Shareholders’ Equity	¥—	¥62,208,622	¥(62,208,622)

3-53

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Change (A) - (B)
Ordinary Income	¥1,804,217	¥1,537,639	¥266,578
Interest Income	1,282,775	1,079,487	203,287
Interest on Loans and Bills Discounted	646,336	445,734	200,602
Interest and Dividends on Securities	421,362	491,337	(69,975)
Fee and Commission Income	175,401	152,325	23,075
Trading Income	96,961	40,192	56,769
Other Operating Income	65,061	93,843	(28,782)
Other Ordinary Income	184,018	171,789	12,228

Ordinary Expenses	1,490,608	1,058,714	431,893
Interest Expenses	976,269	594,734	381,535
Interest on Deposits	399,333	225,532	173,800
Interest on Debentures	32,032	45,377	(13,344)
Fee and Commission Expenses	39,836	32,680	7,156
Trading Expenses	4,160	6,514	(2,353)
Other Operating Expenses	52,062	91,799	(39,737)
General and Administrative Expenses	237,866	222,452	15,414
Other Ordinary Expenses	180,412	110,533	69,878

Ordinary Profits	313,609	478,924	(165,315)

Extraordinary Gains	133,063	116,649	16,413

Extraordinary Losses	3,159	5,770	(2,611)

Income before Income Taxes	443,513	589,803	(146,290)
Income Taxes:
Current	38	37	1
Deferred	120,343	103,205	17,138

Net Income	323,131	486,560	(163,429)

Retained Earnings Brought Forward from Previous Fiscal Year	—	663,481	(663,481)
Increase in Unappropriated Retained Earnings Due to Mergers	—	135,458	(135,458)
Transfer from Revaluation Reserve for Land, net of Taxes	—	4,557	(4,557)
Cancellation of Treasury Stock	—	499,998	(499,998)

Unappropriated Retained Earnings	¥—	¥790,060	¥(790,060)

3-54

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥1,070,965	¥330,334	—	¥330,334	¥5,000	¥790,060	¥795,060	—	¥2,196,359	¥939,519	—	¥38,355	¥977,875	¥3,174,234

Changes during the period
Cash Dividends	—	—	—	—	25,700	(153,817)	(128,117)	—	(128,117)	—	—	—	—	(128,117)
Net Income	—	—	—	—	—	323,131	323,131	—	323,131	—	—	—	—	323,131
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	136	136	—	136	—	—	—	—	136
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	196,109	(65,292)	(136)	130,680	130,680

Total Changes during the period	—	—	—	—	25,700	169,450	195,150	—	195,150	196,109	(65,292)	(136)	130,680	325,831

Balance as of March 31, 2007	¥1,070,965	¥330,334	—	¥330,334	¥30,700	¥959,510	¥990,210	—	¥2,391,510	¥1,135,629	¥(65,292)	¥38,218	¥1,108,556	¥3,500,066

3-55

Mizuho Financial Group, Inc.

(Attachment)

Changes in the directors, corporate auditors and executive officers of Mizuho Financial Group

Changes in the directors, corporate auditors and executive officers of Mizuho Financial Group are as previously announced on March 12, 2007.

3-56